Exhibit 99.1

Consolidated financial statements

for the year ended 30 June 2023

Content

1 Sasol Annual Financial Statements 2023

Income statement

for the year ended 30 June

		2023	2022*	2021
	Note	Rm	Rm	Rm
Turnover	2	289 696	272 746	201 910
Materials, energy and consumables used	3	(152 297)	(123 999)	(85 370)
Selling and distribution costs		(10 470)	(8 677)	(8 026)
Maintenance expenditure		(15 076)	(13 322)	(12 115)
Employee-related expenditure	4	(33 544)	(32 455)	(32 848)
Depreciation and amortisation		(16 491)	(14 073)	(17 644)
Other expenses and income**	5	(9 023)	(31 834)	(6 884)
Equity accounted profits, net of tax	19	2 623	3 128	814
Operating profit before remeasurement items		55 418	51 514	39 837
Remeasurement items affecting operating profit	8	(33 898)	9 903	(23 218)
Earnings before interest and tax (EBIT)		21 520	61 417	16 619
Finance income	6	2 253	1 020	856
Finance costs	6	(9 259)	(6 896)	(6 758)
Earnings before tax		14 514	55 541	10 717
Taxation	10	(5 181)	(13 869)	(185)
Earnings for the year		9 333	41 672	10 532
Attributable to
Owners of Sasol Limited		8 799	38 956	9 032
Non-controlling interests in subsidiaries		534	2 716	1 500
		9 333	41 672	10 532

		Rand	Rand	Rand
Per share information
Basic earnings per share	7	14,00	62,34	14,57
Diluted earnings per share	7	13,02	61,36	14,39
*	The Group has revised Turnover and Materials, energy and consumables used by R2 992 million for 2022. The error had no impact on earnings, refer note 1.
**

From the current year, certain items which were considered immaterial, namely Exploration expenditure and feasibility costs and Translation gains/(losses), previously presented as separate lines in the Income statement, are presented as part of Other expenses and income. Comparative amounts have been reclassified accordingly. Refer to note 5 for the amounts of Exploration expenditure and feasibility costs and Translation gains/(losses) for the current and preceding two years.

The notes on pages 9 to 118 are an integral part of these Consolidated Financial Statements.

2 Sasol Annual Financial Statements 2023

Statement of comprehensive income

for the year ended 30 June

	2023	2022	2021
	Rm	Rm	Rm
Earnings for the year	9 333	41 672	10 532
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement	11 909	(92)	(16 246)
Effect of translation of foreign operations	12 061	7 026	(13 741)
Effect of cash flow hedges[1]	—	1 110	1 072
Foreign currency translation reserve on disposal of business reclassified to the income statement[2]	(251)	(8 024)	(3 388)
Tax on items that can be subsequently reclassified to the income statement	99	(204)	(189)
Items that cannot be subsequently reclassified to the income statement	331	1 616	623
Remeasurement on post-retirement benefit obligation	427	2 415	834
Fair value of investments through other comprehensive income	23	(54)	(12)
Tax on items that cannot be subsequently reclassified to the income statement	(119)	(745)	(199)

Total comprehensive income/(loss) for the year	21 573	43 196	(5 091)
Attributable to
Owners of Sasol Limited	21 057	40 485	(6 578)
Non-controlling interests in subsidiaries	516	2 711	1 487
	21 573	43 196	(5 091)
1Cash flow hedge accounting was discontinued in the prior year. Refer to note 37.
2Foreign currency translation reserve (FCTR) of R251 million (before minority interest) realised and reclassified to the income statement upon the liquidation of subsidiaries. 2022 includes the reclassification of FCTR relating to the divestment of Canada (R4,9 billion) and the disposal of the European wax business (R2,9 billion).

The notes on pages 9 to 118 are an integral part of these Consolidated Financial Statements.

3 Sasol Annual Financial Statements 2023

Statement of financial position

at 30 June

		2023	2022
	Note	Rm	Rm
Assets
Property, plant and equipment	17	225 472	221 308
Right of use assets	15	11 685	12 629
Goodwill and other intangible assets		3 191	3 051
Equity accounted investments	19	14 804	12 684
Other long-term investments		2 164	2 024
Post-retirement benefit assets	32	784	633
Long-term receivables and prepaid expenses	18	3 040	3 210
Long-term financial assets	37	453	555
Deferred tax assets	12	37 716	31 198
Non-current assets		299 309	287 292
Inventories	22	42 205	41 110
Tax receivable	11	411	732
Trade and other receivables	23	35 905	46 671
Short-term financial assets	37	1 772	313
Cash and cash equivalents	26	53 926	43 140
Current assets		134 219	131 966
Assets in disposal groups held for sale		310	290
Total assets		433 838	419 548
Equity and liabilities
Shareholders’ equity		196 904	188 623
Non-controlling interests		4 620	4 574
Total equity		201 524	193 197
Long-term debt	14	94 304	82 500
Lease liabilities	15	14 382	14 266
Long-term provisions	30	15 531	16 550
Post-retirement benefit obligations	32	11 343	10 063
Long-term deferred income		465	372
Long-term financial liabilities	37	2 235	276
Deferred tax liabilities	12	5 294	10 549
Non-current liabilities		143 554	134 576
Short-term debt*	16	31 758	24 184
Short-term provisions	31	4 319	3 144
Tax payable	11	1 876	3 142
Trade and other payables	24	48 518	53 555
Short-term deferred income		966	724
Short-term financial liabilities	37	1 162	6 851
Bank overdraft	26	159	173
Current liabilities		88 758	91 773
Liabilities in disposal groups held for sale		2	2
Total equity and liabilities		433 838	419 548
*	Includes short-term portion of long-term debt and lease liabilities.

The notes on pages 9 to 118 are an integral part of these Consolidated Financial Statements.

4 Sasol Annual Financial Statements 2023

Statement of changes in equity

for the year ended 30 June

		Share-		Foreign	Cash flow	Remeasurement
	Share	based	Investment	currency	hedge	on post-			Non-
	capital	payment	fair value	translation	accounting	retirement	Retained	Shareholders’	controlling	Total
	Note 13	reserve	reserve	reserve	reserve	benefits	earnings	equity	interests	equity
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Balance at 30 June 2020	9 888	1 734	49	55 849	(1 771)	(2 332)	87 559	150 976	4 941	155 917
Liquidation of businesses	—	—	—	—	—	—	148	148	—	148
Taxation impact on disposal of investment	—	—	—	—	—	—	44	44	—	44
Movement in share-based payment reserve	—	1 945	—	—	—	—	—	1 945	—	1 945
Share-based payment expense	—	1 927	—	—	—	—	—	1 927	—	1 927
Deferred tax	—	18	—	—	—	—	—	18	—	18
Long-term incentives vested and settled	—	(890)	—	—	—	—	890	—	—	—
Sasol Khanyisa Tier 1 transaction vested and settled	—	(1 889)	—	—	—	—	1 889	—	—	—
Total comprehensive (loss)/income for the year	—	—	(10)	(17 097)	864	633	9 032	(6 578)	1 487	(5 091)
profit	—	—	—	—	—	—	9 032	9 032	1 500	10 532
other comprehensive loss for the year	—	—	(10)	(17 097)	864	633	—	(15 610)	(13)	(15 623)
Dividends paid	—	—	—	—	—	—	(46)	(46)	(446)	(492)
Balance at 30 June 2021	9 888	900	39	38 752	(907)	(1 699)	99 516	146 489	5 982	152 471
Disposal of businesses	—	—	—	—	—	456	(4)	452	(3 141)	(2 689)
Other movements	—	—	—	—	—	—	(72)	(72)	(119)	(191)
Movement in share-based payment reserve	—	1 318	—	—	—	—	—	1 318	—	1 318
Share-based payment expense (refer note 33)	—	1 164	—	—	—	—	—	1 164	—	1 164
Deferred tax	—	154	—	—	—	—	—	154	—	154
Long-term incentives vested and settled	—	(904)	—	—	—	—	904	—	—	—
Total comprehensive (loss)/income for the year	—	—	(35)	(999)	907	1 656	38 956	40 485	2 711	43 196
profit	—	—	—	—	—	—	38 956	38 956	2 716	41 672
other comprehensive (loss)/income for the year	—	—	(35)	(999)	907	1 656	—	1 529	(5)	1 524
Dividends paid	—	—	—	—	—	—	(49)	(49)	(859)	(908)
Balance at 30 June 2022	9 888	1 314	4	37 753	—	413	139 251	188 623	4 574	193 197
Other movements	—	—	—	1	—	(17)	61	45	(37)	8
Movement in share-based payment reserve	—	933	—	—	—	—	—	933	—	933
Share-based payment expense (refer note 33)	—	1 033	—	—	—	—	—	1 033	—	1 033
Deferred tax	—	(100)	—	—	—	—	—	(100)	—	(100)
Long-term incentives vested and settled	—	(1 349)	—	—	—	—	1 349	—	—	—
Total comprehensive income for the year	—	—	16	11 932	—	310	8 799	21 057	516	21 573
profit	—	—	—	—	—	—	8 799	8 799	534	9 333
other comprehensive income/(loss) for the year	—	—	16	11 932	—	310	—	12 258	(18)	12 240
Dividends paid	—	—	—	—	—	—	(13 754)	(13 754)	(433)	(14 187)
Balance at 30 June 2023	9 888	898	20	49 686	—	706	135 706	196 904	4 620	201 524

The notes on pages 9 to 118 are an integral part of these Consolidated Financial Statements.

5 Sasol Annual Financial Statements 2023

Statement of cash flows

for the year ended 30 June

		2023	2022*	2021
	Note	Rm	Rm	Rm
Cash receipts from customers		298 698	263 332	194 712
Cash paid to suppliers and employees		(234 061)	(207 194)	(149 598)
Cash generated by operating activities	27	64 637	56 138	45 114
Dividends received from equity accounted investments		3 765	3 043	37
Finance income received	6	2 242	986	837
Finance costs paid[1]	6	(7 083)	(5 478)	(6 173)
Tax paid	11	(13 952)	(13 531)	(5 280)
Cash available from operating activities		49 609	41 158	34 535
Dividends paid	29	(13 754)	(49)	(46)
Dividends paid to non-controlling shareholders in subsidiaries		(433)	(859)	(446)
Cash retained from operating activities		35 422	40 250	34 043
Additions to non-current assets		(30 247)	(23 269)	(18 214)
additions to property, plant and equipment	17	(30 726)	(22 593)	(15 945)
additions to other intangible assets		(128)	(120)	(3)
Increase/(decrease) in capital project related payables		607	(556)	(2 266)
Cash movements in equity accounted investments		(95)	(67)	—
Proceeds on disposals and scrappings	9	799	8 484	43 214
Movement in assets held for sale[2]		3	(549)	(427)
Acquisition of interest in equity accounted investments	19	—	(56)	—
Purchase of investments		(243)	(95)	(124)
Proceeds from sale of investments		156	26	168
Decrease in long-term receivables		1 393	449	476
Cash (used in)/received from investing activities		(28 234)	(15 077)	25 093
Proceeds from long-term debt[3]	14	95 035	88	26 057
Repayment of long-term debt	14	(91 564)	(12 086)	(61 454)
Payment of lease liabilities	15	(2 269)	(2 264)	(2 180)
Repayment of debt held for sale[2]		—	(704)	(980)
Proceeds from short-term debt		1 787	28	9
Repayment of short-term debt		(1 801)	(15)	(19 717)
Cash generated by/(used in) financing activities		1 188	(14 953)	(58 265)
Translation effects on cash and cash equivalents		2 424	1 759	(2 916)
Increase/(decrease) in cash and cash equivalents		10 800	11 979	(2 045)
Cash and cash equivalents at the beginning of year		42 967	30 988	34 094
Reclassification to disposal groups held for sale and other long-term investments		—	—	(1 061)
Cash and cash equivalents at the end of the year	26	53 767	42 967	30 988
*	The Group has revised cash receipts from customers and cash paid to suppliers by R2 992 million respectively for 2022, refer note 1.
1	Included in finance costs paid are amounts capitalised to assets under construction a class of Property, plant and equipment.
2	Prior years relate to disposal groups held for sale at 30 June, sold during the year.
3	Proceeds from long-term debt includes the issue of a R13,2 billion (US$750 million) convertible bond.

The notes on pages 9 to 118 are an integral part of these Consolidated Financial Statements.

6 Sasol Annual Financial Statements 2023

Notes to the financial statements

Segment information	9
Statement of compliance	16

Sources of capital	45

Equity	46
Share capital	46

Funding activities and facilities	47
Long-term debt	47
Leases	50
Short-term debt	53

7 Sasol Annual Financial Statements 2023

Provisions and reserves	71

Provisions	72
Long-term provisions	72
Short-term provisions	73
Post-retirement benefit obligations	75

Reserves	85
Share-based payment reserve	85

Other disclosures	90

Contingent liabilities	91
Related party transactions	95
Subsequent events	102
Financial risk management and financial instruments	103

8 Sasol Annual Financial Statements 2023

Segment information

	Energy			Chemicals			Corporate	Consolidation
	Mining	Gas	Fuels	Africa	America	Eurasia	Centre	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2023
Income statement
External turnover	6 386	7 234	116 235	67 772	44 492	47 577	—	—	289 696
Segment turnover	27 666	11 988	118 708	70 586	44 942	48 194	—	(32 388)	289 696
Intersegmental turnover	(21 280)	(4 754)	(2 473)	(2 814)	(450)	(617)	—	32 388	—
Materials, energy and consumables used	(8 508)	(3 834)	(76 043)	(27 548)	(28 605)	(39 427)	(210)	31 878	(152 297)
Selling and distribution costs	—	—	(43)	(4 974)	(3 773)	(1 717)	—	37	(10 470)
Maintenance expenditure	(4 056)	(345)	(4 361)	(3 565)	(2 324)	(1 120)	(719)	1 414	(15 076)
Employee-related expenditure	(6 743)	(637)	(4 544)	(5 426)	(4 588)	(5 403)	(6 394)	191	(33 544)
Depreciation and amortisation	(2 394)	(569)	(2 242)	(4 197)	(4 645)	(1 699)	(745)	—	(16 491)
Other expenses and income	(3 441)	(73)	(5 211)	(6 303)	(5 466)	884	11 719	(1 132)	(9 023)
Equity accounted profits, net of tax	2	439	2 038	144	—	—	—	—	2 623
Remeasurement items affecting operating profit	54	(537)	(35 430)	(1 048)	3 916	(900)	47	—	(33 898)
Earnings/(loss) before interest and tax (EBIT/LBIT)	2 580	6 432	(7 128)	17 669	(543)	(1 188)	3 698	—	21 520
Statement of cash flows
Additions to non-current assets[1]	2 979	5 600	8 909	8 202	2 491	1 827	846	—	30 854

1Excludes capital project related payables.

9 Sasol Annual Financial Statements 2023

	Energy			Chemicals			Corporate	Consolidation
	Mining	Gas	Fuels*	Africa	America	Eurasia	Centre	Adjustments	Total*
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2022[1]
Income statement
External turnover	6 370	7 789	97 996	64 054	41 496	55 011	30	—	272 746
Segment turnover	24 386	11 941	99 972	67 275	41 926	55 419	56	(28 229)	272 746
Intersegmental turnover	(18 016)	(4 152)	(1 976)	(3 221)	(430)	(408)	(26)	28 229	—
Materials, energy and consumables used	(6 063)	(2 055)	(59 525)	(22 681)	(21 243)	(40 094)	(162)	27 824	(123 999)
Selling and distribution costs	—	—	(49)	(3 934)	(2 920)	(1 811)	—	37	(8 677)
Maintenance expenditure	(3 492)	(728)	(3 602)	(3 063)	(2 078)	(956)	(589)	1 186	(13 322)
Employee-related expenditure	(5 826)	(772)	(4 491)	(5 424)	(4 003)	(5 454)	(6 611)	126	(32 455)
Depreciation and amortisation	(2 230)	(500)	(1 468)	(3 667)	(3 917)	(1 576)	(715)	—	(14 073)
Other expenses and income	(3 090)	(1 759)	(5 704)	(5 867)	(3 977)	(941)	(9 552)	(944)	(31 834)
Equity accounted (losses)/profits, net of tax	(1)	(4)	3 043	90	—	—	—	—	3 128
Remeasurement items affecting operating profit	(228)	8 499	(217)	1 343	(2 807)	2 965	348	—	9 903
Earnings/(loss) before interest and tax (EBIT/LBIT)	3 456	14 622	27 959	24 072	981	7 552	(17 225)	—	61 417
Statement of cash flows
Additions to non-current assets[2]	2 552	2 569	6 325	7 308	1 909	1 402	648	—	22 713
*	The Group has revised Turnover and Materials, energy and consumables used for the Fuels segment by R2 992 million respectively for 2022. The error had no impact on earnings, refer note 1.
1	The comparative information has been enhanced to include material items of expenses that impact on the profit measure. Comparative amounts have been provided.
2	Excludes capital project related payables.

10 Sasol Annual Financial Statements 2023

	Energy			Chemicals			Corporate	Consolidation
	Mining	Gas	Fuels	Africa	America	Eurasia	Centre	Adjustments	Total
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
2021[1]
Income statement
External turnover	2 025	7 321	59 393	58 260	29 358	45 539	14	—	201 910
Segment turnover	21 704	10 990	60 649	60 597	29 360	46 038	26	(27 454)	201 910
Intersegmental turnover	(19 679)	(3 669)	(1 256)	(2 337)	(2)	(499)	(12)	27 454	—
Materials, energy and consumables used	(5 066)	(1 185)	(41 476)	(22 126)	(12 965)	(29 675)	(133)	27 256	(85 370)
Selling and distribution costs	—	—	(21)	(3 836)	(2 289)	(1 910)	—	30	(8 026)
Maintenance expenditure	(3 104)	(364)	(3 181)	(2 985)	(1 966)	(1 021)	(381)	887	(12 115)
Employee-related expenditure	(5 232)	(826)	(4 311)	(6 788)	(4 173)	(6 063)	(5 759)	304	(32 848)
Depreciation and amortisation	(2 223)	(1 463)	(3 401)	(4 461)	(3 637)	(1 687)	(772)	—	(17 644)
Other expenses and income	(2 803)	(1 151)	(3 975)	(5 638)	(3 550)	(1 089)	12 345	(1 023)	(6 884)
Equity accounted (losses)/profits, net of tax	(3)	—	742	83	—	1	(9)	—	814
Remeasurement items affecting operating profit	(46)	655	(23 196)	(7 889)	7 336	86	(164)	—	(23 218)
Earnings/(loss) before interest and tax (EBIT/LBIT)	3 227	6 656	(18 170)	6 957	8 116	4 680	5 153	—	16 619
Statement of cash flows
Additions to non-current assets[2]	2 704	711	3 549	5 508	1 152	1 796	528	—	15 948
1	The comparative information has been enhanced to include material items of expenses that impact on the profit measure. Comparative amounts have been provided.
2	Excludes capital project related payables.

11 Sasol Annual Financial Statements 2023

Geographic region information*

South
	Africa**	Mozambique	United States	Europe	Rest of World	Total**
	Rm	Rm	Rm	Rm	Rm	Rm
2023
External turnover[1]	142 804	1 146	46 334	55 996	43 416	289 696
Earnings before interest and tax (EBIT)[2]	7 872	1 051	1 899	4 957	5 741	21 520
Tax paid	11 516	1 837	12	493	94	13 952
Non-current assets[3]	67 389	18 915	143 714	19 708	11 083	260 809
2022
External turnover[1]	130 411	1 921	44 080	58 177	38 157	272 746
Earnings before interest and tax (EBIT)[2]	29 305	965	4 644	12 406	14 097	61 417
Tax paid	11 739	1 001	36	657	98	13 531
Non-current assets[3]	90 524	15 036	123 618	16 161	10 122	255 461
2021
External turnover[1]	84 844	1 799	31 247	48 529	35 491	201 910
(Loss)/earnings before interest and tax ((LBIT)/EBIT)[2]	(7 523)	2 323	9 616	5 354	6 849	16 619
Tax paid/(received)	6 622	927	(3 340)	997	74	5 280
Non-current assets[3]	76 070	14 100	113 088	16 748	10 471	230 477
*

In the current year, the geographic area information was reorganised to separately disclose information relating to Mozambique (which was previously grouped under Rest of Africa) while information relating to the rest of the countries in Africa and North America were aggregated with countries in the Rest of World column. Comparative amounts have been adjusted accordingly.

**	The Group has revised Turnover for South Africa by R2 992 million for 2022. The error had no impact on earnings, refer note 1.
1	The analysis of turnover is based on the location of the customer.
2	Includes equity accounted profits remeasurement items.
3	Excludes deferred tax assets and post-retirement benefit assets.

12 Sasol Annual Financial Statements 2023

Reporting segments

The Group’s operating model comprises of two distinct businesses, Energy and Chemicals. The Energy business manages the marketing and sales of all fuel, coal, gas and oil products in Southern Africa. The Chemicals business includes the marketing and sales of all chemical products in Africa, America and Eurasia. The operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. The Energy business reportable segments are operating segments that are differentiated by the activities that each undertakes and the products they manufacture and market. The Chemicals business reportable segments are differentiated by the regions in which they operate. The Group has six main reportable segments that reflect the structure used by the President and Chief Executive Officer to make key operating decisions and assess performance. The Group evaluates the performance of its reportable segments based on earnings before interest and tax (EBIT).

Energy business

The Energy business operates integrated value chains with feedstock sourced from the Mining and Gas operating segments and processed at our operations in Secunda, Sasolburg and National Petroleum Refiners of South Africa (Pty) Ltd (Natref). There are also associated assets outside South Africa which include the Pande-Temane Petroleum Production Agreement in Mozambique and ORYX GTL (gas to liquids) in Qatar.

Mining

Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. Coal is sold for gasification and utility purposes to Secunda Operations (SO), for utility purposes to Sasolburg Operations and to third parties in the export market. Coal is supplied to SO on arms-length terms and to Sasolburg Operations based on a long-term supply contract with inflation linked escalation. The price of export coal is based on the Free on Board Richards Bay index.

The date of delivery related to Mining is determined in accordance with the contractual agreements entered into with customers. These are summarised as follows:

Delivery terms	Control passes to the customer
On delivery	At the point in time when the coal is delivered to the customer.

Free on Board	At the point in time when the coal is loaded onto the vessel at Richards Bay Coal Terminal; the customer is responsible for shipping and handling costs.

Gas

The Gas segment reflects the upstream feedstock, transport of gas through the Republic of Mozambique Pipeline Investments Company (ROMPCO) pipeline, and external natural and methane rich gas sales.

Mozambican gas is sold under long-term contracts to the Sasol operations and to external customers. Condensate is sold on short-term contracts. In South Africa, gas is sold under long-term contracts at a price determinable from the supply agreements in accordance

13 Sasol Annual Financial Statements 2023

with the pricing methodology used by the National Energy Regulator of South Africa (NERSA). Analysis of gas and tests of the specifications and content are performed prior to delivery. Turnover from all gas sales is recognised on delivery.

Delivery terms	Control passes to the customer

On-delivery	At the point in time when the:
• Gas reaches the inlet coupling of the customer’s pipeline.
• Condensate is loaded onto the customer’s truck.

These are the points when the customer controls the gas, condensate or oil, or directs the use of it. The customer is responsible for transportation and handling costs in terms of gas, condensate and oil.

Fuels

The Fuels segment comprises the sales and marketing of liquid fuels produced in South Africa. Sasol supplies approximately 40% of South Africa’s domestic fuel needs through retail and wholesale channels. Liquid fuels are blended from fuel components produced by the SO, crude oil refined at Natref, as well as some products purchased from other refiners as well as fuel imports. Liquid fuel products are sold under both short- and long-term agreements for both retail sales and commercial sales, including sales to other oil companies.

Liquid fuel prices are mainly driven by the Basic Fuel Price (BFP). Sales through wholesale is at BFP plus costs such as transportation and storage. For commercial sales and sales to other oil companies, the prices are fixed and determinable according to the specific contract, with periodic price adjustments.

Turnover is recognised as follows:

Delivery terms	Control passes to the customer:

On-delivery	At the point in time when the fuel is delivered onto the rail tank car, road tank truck or into the customer pipeline.
Free Carrier	At the point in time when the goods are unloaded to the port of shipment; Sasol is not responsible for the freight and insurance.
Carriage Paid To

Products: At the point in time when the product is delivered to a specified location or main carrier.

Freight: Over the period of transporting the goods to the customer’s nominated place – where the seller is responsible for freight costs, which are included in the contract.

The Fuels segment also develops, implements and manages the Group’s international business ventures based on Sasol’s proprietary gas-to-liquids (GTL) technology. Sasol holds 49% in ORYX GTL in Qatar.

Chemicals business

Chemical products are grouped into Advanced Materials, Base Chemicals, Essential Care Chemicals and Performance Solutions.

The Chemicals businesses sell the majority of their products under contracts at prices determinable from such agreements. Turnover is recognised in accordance with the related contract terms, at the point at which control transfers to the customer and prices are determinable and collectability is probable.

14 Sasol Annual Financial Statements 2023

The point of delivery is determined in accordance with the contractual agreements entered into with customers which are as follows:

Delivery terms	Control passes to the customer:

Ex-tank sales	At the point in time when products are loaded into the customer’s vehicle or unloaded from the seller’s storage tanks.

Ex-works	At the point in time when products are loaded into the customer’s vehicle or unloaded at the seller’s premises.

Carriage Paid To (CPT); Cost Insurance Freight (CIF); Carriage and Insurance Paid (CIP); and Cost Freight Railage (CFR)	Products — CPT: At the point in time when the product is delivered to a specified location or main carrier.

Products — CIF, CIP and CFR: At the point in time when the products are loaded into the transport vehicle.

Carriage, insurance and freight: Over the period of transporting the products to the customer’s nominated place – where the seller is responsible for carriage, freight and insurance costs, which are included in the contract.

Free on Board	At the point in time when products are loaded into the transport vehicle; the customer is responsible for shipping and handling costs.

Delivered at Place	At the point in time when products are delivered to and signed for by the customer.

Consignment Sales	As and when products are consumed by the customer.

Corporate Centre

The Corporate Centre includes head office and centralised treasury operations.

15 Sasol Annual Financial Statements 2023

1	Statement of compliance

The consolidated financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the Companies Act, 2008. The consolidated financial statements were approved for issue by the Board on 22 August 2023 and will be presented to shareholders at the Company’s annual general meeting on 17 November 2023.

Basis of preparation of financial results

The consolidated financial statements are prepared using the historic cost convention except that, certain items, including derivative instruments, financial assets at fair value through profit or loss and financial assets designated at fair value through other comprehensive income, are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency, rounded to the nearest million, unless indicated otherwise.

The consolidated financial statements are prepared on the going concern basis.

Error in recording of product exchange contracts

During the year, the Company identified a prior period error relating to purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another to facilitate sales to customers. These transactions were recorded on a gross basis instead of being accounted for as a single exchange transaction. The error relates to the 2022 financial year.

In accordance with SAB No 99 ‘Materiality’, the Company evaluated the effect of the prior period error, both quantitatively and qualitatively, and concluded that the correction did not have a material impact on, nor require amendment of, any of the Company’s previously issued or filed financial statements for the year ended 30 June 2022, taken as a whole. However, if the error remained uncorrected, the Company believes it would have impacted comparisons between reporting periods.

The conclusion above in terms of SAB No 99 is consistent with the requirements of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, as well as principles of IFRS. As a result, the Company has revised its previously reported results and disclosures as follows:

	As reported on		As revised on
	30 June 2022	Revision	30 June 2022
for the year ended 30 June	Rm	Rm	Rm
Income statement
Turnover	275 738	(2 992)	272 746
Materials, energy and consumables used	(126 991)	2 992	(123 999)
Earnings before interest and tax (EBIT)	61 417	—	61 417
Statement of cash flows
Cash receipts from customers	266 324	(2 992)	263 332
Cash paid to suppliers and employees	(210 186)	2 992	(207 194)
Cash generated by operating activities	56 138	—	56 138

The revision had no impact on earnings for the year, the statement of comprehensive income, statement of financial position and statement of changes in equity.

16 Sasol Annual Financial Statements 2023

1	Statement of compliance continued

Climate change

Climate change is a defining challenge of our time, with impacts threatening our critical ecosystems, habitats and resources. Sasol supports the Paris Agreement and its calls for higher ambition. In 2021, we launched our 2050 Net Zero emissions ambition (“Net Zero”) and Future Sasol strategy, which places us on a trajectory towards a significantly reduced GHG emissions profile. We have plans to deliver significant reductions in scope 1, 2 and 3 (Category 11) emissions by 2030. Future Sasol is premised on producing sustainable fuels and chemicals, using our proprietary technology and expertise, while contributing to a thriving planet, society and enterprise. This will see Sasol transform and decarbonise, in particular our Secunda and Sasolburg Operations as outlined in our roadmaps.

As we progress towards Net Zero by 2050, we have set targets to reduce our absolute scope 1 and 2 emissions by 30% by 2030 for the Sasol Energy and Chemicals Businesses. The Energy Business has a further scope 3 target to reduce Category 11 emissions by 20% by 2030.

Where reasonable and supportable, management has considered the impact of these 2030 targets on a number of key estimates within the financial statements including the estimates of future cash flows used in impairment assessments of non-current assets (refer to note 8), useful lives of property, plant and equipment (refer to note 17), purchase and capital commitments (refer to note 3 and 17), the estimates of future profitability used in our assessment of the recoverability of deferred tax assets (refer to note 12) and the timing and amount of environmental obligations (refer to note 30).

IBOR reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as IBOR reform). The Group’s remaining exposure to IBORs is concentrated to the Johannesburg Interbank Average Rate (JIBAR) through certain debt instruments. The South African Reserve Bank (SARB) has indicated their intention to move away from JIBAR and to create an alternative reference rate for South Africa. In November 2022, the SARB commenced publishing the South African Rand Overnight Index Average (ZARONIA), the preferred successor rate that will replace JIBAR in future. The ZARONIA is a financial benchmark that reflects the interest rate at which rand-denominated overnight wholesale funds are obtained by commercial banks. ZARONIA is based on actual transactions and calculated as a trimmed, volume-weighted mean of interest rates paid on eligible unsecured overnight deposits.

Market participants are not yet using ZARONIA in financial contracts until such time as the SARB indicate otherwise. The duration of the observation period will be communicated in due time and may depend on the Market Practitioners Group’s information needs, transition plans, as well as the SARB’s decision regarding the cessation date for JIBAR. Accordingly, there is uncertainty surrounding the timing and manner in which the transition would occur and how this would affect various financial instruments held by the Group. The Group’s treasury function monitors and manages the transition to ZARONIA and evaluates the extent to which contracts reference JIBAR cash flows, whether such contracts will need to be amended and how to manage communication about the reform with counterparties.

Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2022 except for the retrospective adoption of the following amendments which had an immaterial impact on the Group’s financial statements:

●	Proceeds before Intended Use (Amendments to IAS 16 ‘Property, Plant and Equipment’); and
●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’).

17 Sasol Annual Financial Statements 2023

1	Statement of compliance continued

Amendments to IAS 12 ‘Income Taxes’

Additionally, the Group applied the amendments to IAS 12 'Income Taxes' which give companies temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development’s (OECD) international tax reform. The OECD published the Pillar Two model rules in December 2021 to ensure that large multinational companies would be subject to a minimum 15% tax rate. More than 135 countries and jurisdictions representing more than 90% of global gross domestic product have agreed to the Pillar Two model rules.

The amendments introduce:

●	a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules; and
●	targeted disclosure requirements to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after 1 January 2023.

The adoption of the amendments resulted in the Group not having to account for any deferred tax impact as a result of the tax reform at 30 June 2023. Except for Japan (effective years of assessments commencing on or after 1 April 2024), none of the other jurisdictions in which the Group operates have promulgated the Pillar Two model regulations as at 30 June 2023. The Group is currently assessing the future impact of the tax reform and amendments on its financial statements.

Accounting standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The Group continuously evaluates the impact of new accounting standards, amendments to accounting standards and interpretations. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date as indicated below. The new accounting standards and amendments to accounting standards issued which are relevant to the Group, but not yet effective on 30 June 2023, include:

IFRS 17 ‘Insurance Contracts’

IFRS 17 supersedes IFRS 4 ‘Insurance Contracts’ which currently permits a wide variety of practices in accounting for insurance contracts. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance) regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. Certain scope exceptions will apply. The Group has assessed all material contracts where it has potentially accepted significant insurance risk including cell captive insurance arrangements and issued performance guarantees. The Group will continue to apply the requirements of IFRS 9 ‘Financial Instruments’ to issued financial guarantee contracts. The Group has not identified any material contracts in scope of IFRS 17 and implementation of the new standard is not expected to have a material impact on the Group’s results. The Group will apply IFRS 17 from 1 July 2023 using the full retrospective approach.

18 Sasol Annual Financial Statements 2023

1	Statement of compliance continued

Amendments to IAS 1 ‘Presentation of Financial Statements’

The amendments provide guidance on the classification of liabilities as current or non-current in the statement of financial position and does not impact the amount or timing of recognition of any asset, liability income or expenses, or the information that entities disclose about those items. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in place at the end of the reporting period which enable the reporting entity to defer settlement by at least twelve months. The amendments further make it explicit that classification is unaffected by expectations or events after the reporting date. The amendments are effective for the Group from 1 July 2024, will be applied retrospectively and are not expected to significantly impact the Group.

Amendment to IFRS 16 ‘Leases’

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. The amendments are effective for annual reporting periods beginning on or after 1 January 2024, can be early adopted and are not expected to materially impact the Group.

19 Sasol Annual Financial Statements 2023

Earnings generated from operations

20 Sasol Annual Financial Statements 2023

Operating and other activities

2	Turnover

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Revenue by major product line
Energy business	128 850	105 998	65 676
Coal[1]	6 386	6 370	2 025
Liquid fuels and crude oil (revised, refer to note 1)[2]	115 311	93 044	58 265
Gas (methane rich and natural gas) and condensate[3]	7 153	6 584	5 386
Chemicals business	159 520	160 407	133 136
Advanced materials[6]	9 699	7 249	7 380
Base chemicals[6]	50 663	51 223	45 684
Essential care[6]	63 468	62 989	44 314
Performance solutions[6]	35 690	38 946	35 758
Other (Technology, refinery services)[4]	1 626	2 550	2 288
Revenue from contracts with customers	289 996	268 955	201 100
Revenue from other contracts[5]	(300)	3 791	810
Total external turnover	289 696	272 746	201 910
1	Derived from Mining segment.
2	Derived from Fuels segment.
3	Derived primarily from Gas segment.
4	Relates primarily to the Gas, Fuels and Chemicals Eurasia segments.
5

Relates to the Fuels segment and includes franchise rentals, use of fuel tanks, fuel storage and Sasol Oil slate. The current year negative slate revenue is due to a reduction in the slate balance of R1,2 billion as a result of an over recovery in the basic fuel price (BFP) charged to customers for the period 1 July 2022 to 30 June 2023.

6	Chemicals business analysis:

Accounting policies:

Revenue from contracts with customers is recognised when the control of goods or services has transferred to the customer through the satisfaction of a performance obligation. Group performance obligations are satisfied at a point in time and over time, however the Group mainly satisfies its performance obligations at a point in time. For further information on revenue recognition, refer to Segment information on pages 18 to 19.

21 Sasol Annual Financial Statements 2023

2	Turnover continued

Revenue recognised reflects the consideration that the Group expects to be entitled to for each distinct performance obligation after deducting indirect taxes, rebates and trade discounts and consists primarily of the sale of fuels, oil, natural gas and chemical products, services rendered, license fees and royalties. The Group allocates revenue based on stand-alone selling prices.

Purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another to facilitate sales to customers are combined and recorded on a net basis when the items exchanged are similar in nature.

Revenue from arrangements that are not considered contracts with customers, mainly pertaining to franchise rentals, use of fuel tanks and fuel storage, is presented as revenue from other contracts.

The period between the transfer of the goods and services to the customer and the payment by the customer does not exceed 12 months and the Group does not adjust for time value of money.

3	Materials, energy and consumables used*

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Cost of raw materials (revised, refer to note 1)	126 338	100 607	71 016
Cost of energy and other consumables used in production process	25 959	23 392	14 354
	152 297	123 999	85 370
*

Costs relating to items that are consumed in the manufacturing process, including changes in inventories and distribution costs up until the point of sale. A significant increase was noted due to higher basic fuel prices, higher crude oil and other product costs, as well as higher utility prices. Included in materials, energy and consumables used is carbon taxes of R1,7 billion (2022 - R1,2 billion). Under the carbon tax regulations, South African companies are able to buy carbon credits from third parties to offset a portion of their carbon tax liability. To this end, Sasol enters into strategic and cost-effective long term agreements with reputable suppliers for credible high-quality carbon offset credits. The ultimate amount of credits acquired will depend on the development of projects under the applicable standards, delivering the credits within the agreed timeframe, and will be subject to audit/verification by an independent party.

Purchase commitments

The Group enters into off-take agreements as part of its normal operations which have minimum volume requirements (i.e. take or pay contracts). These purchase commitments consist primarily of agreements for procuring raw materials such as coal, gas and electricity.

The most significant commitment relates to minimum off-take oxygen supply agreements for SO of approximately R219 billion (2022: R88 billion). The increase is mainly due to the variable fee portion of the agreements that came into effect in October 2022.

●	The Oxygen Train 17 oxygen supply agreement runs to 2037, with an option to renew the contract to 2050. The renewal option is not taken into account in the calculation of the commitments.
●	The Oxygen Trains 1 – 16 arrangement is managed through various agreements, including the Gas Sales Agreement, Utilities Agreement and a suite of other contracts. In terms of the Utilities Agreement, Sasol is contractually bound to buy oxygen and other derivative gasses from Air Liquide annually, while Air Liquide is bound to buy utilities from Sasol for the same amount for 15 years. The ultimate amount of the commitment is dependent on expected future increases in the regulated price of electricity in South Africa and is presented on an undiscounted basis.

22 Sasol Annual Financial Statements 2023

3Materials, energy and consumables used* continued

Additionally, Sasol South Africa Limited (SSA), together with Air Liquide Large Industries South Africa Proprietary Limited (ALLISA), signed six Power Purchase Agreements (PPAs) to date, with contractual terms of 20 years each, for the procurement of more than 600 MW of renewable energy from Independent Power Producers. The joint procurement of renewable energy by SSA and ALLISA is primarily aimed at the decarbonisation of the SO site.

Subject to financial and grid connection approvals, the projects are expected to reach financial close within the 2024 financial year and commercial operation by 2025.

SSA also signed a 20 year PPA with Msenge Emoyeni Wind Farm Proprietary Limited, for the procurement of 69 MW of wind capacity from the Msenge project, located in the Eastern Cape. The project reached financial close in March 2023, and commercial operation is targeted for early 2024.

Furthermore, Sasol is party to long-term gas purchase agreements of approximately R38 billion (2022: R40 billion) which commits Sasol Gas (Pty) Ltd (Sasol Gas) to purchase a minimum quantity of gas until 2034.

Contractual purchase commitments are taken into account in testing the recoverability of the carrying amounts of property, plant and equipment. At 30 June 2023 and 30 June 2022, there were no onerous contracts relating to these off-take commitments.

4	Employee-related expenditure

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
Analysis of employee costs
Labour		33 655	32 141	31 683
salaries, wages and other employee-related expenditure		31 415	30 068	29 786
post-retirement benefits	32	2 240	2 073	1 897
Share-based payment expenses		1 033	1 139	1 905
equity-settled	33	1 033	1 164	1 927
cash-settled		—	(25)	(22)
Total employee-related expenditure		34 688	33 280	33 588
Costs capitalised to projects		(1 144)	(825)	(740)
Per income statement		33 544	32 455	32 848

The total number of permanent and non-permanent employees, in approved positions, including the Group’s share of employees within joint operation entities and excluding contractors, joint ventures’ and associates’ employees, is analysed below:

	2023	2022	2021
for the year ended 30 June	Number	Number	Number
Permanent employees	28 657	28 279	28 725
Non-permanent employees	416	351	224
	29 073	28 630	28 949

23 Sasol Annual Financial Statements 2023

5	Other expenses and income*

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Includes:
Derivative (gains)/losses[1]	(3 287)	18 325	(2 282)
Translation (gains)/losses[2]	(2 728)	(693)	(5 510)
Trade and other receivables	(1 436)	(456)	1 233
Trade and other payables	171	(147)	(158)
Foreign currency loans	161	785	(6 318)
Other[3]	(1 624)	(875)	(267)
Exploration expenditure and feasibility costs	751	366	295
Professional fees	2 455	1 916	2 828
Expected credit losses raised/(released)	234	(39)	(87)
*

From the current year certain items were considered immaterial, namely Exploration expenditure and feasibility costs and Translation (gains)/losses. These items were previously presented as separate lines in the Income statement and are now presented as part of Other expenses and income.

1	Relates mainly to the Group’s hedging activities and embedded derivatives. Refer to page 118.
2	Relates mainly to the effect of the weakening of the Rand on the translation of foreign operations and intergroup exposure on foreign currency loans.
3	Other translation gains includes translation of intergroup treasury balances which increased during the year.

Research and development expenditure amounting to R1 388 million (2022: R1 160 million; 2021: R1 246 million) was expensed and is included in Employee-related expenditure, Depreciation and amortisation and Other expenses and income in the Income statement.

24 Sasol Annual Financial Statements 2023

6	Net finance costs

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
Finance income
Notional interest received		—	29	4
Interest received on		2 253	991	852
other long-term investments		58	49	40
loans and receivables		89	141	199
cash and cash equivalents		2 106	801	613
Per income statement		2 253	1 020	856
Less: notional interest		—	(29)	(4)
Less: interest received on tax		(11)	(5)	(15)
Per the statement of cash flows		2 242	986	837
Finance costs
Debt		7 408	5 419	5 238
debt		7 408	5 066	4 855
interest rate swap – net settlements		—	353	383
Interest on lease liabilities		1 451	1 357	1 488
Other		146	95	84
		9 005	6 871	6 810
Amortisation of loan costs	14	212	132	160
Notional interest		1 116	633	668
Total finance costs		10 333	7 636	7 638
Amounts capitalised to assets under construction, a class of property, plant and equipment	17	(1 074)	(740)	(880)
Per income statement		9 259	6 896	6 758
Total finance costs before amortisation of loan costs and notional interest		9 005	6 871	6 810
Add: modification gain		—	74	—
Add: amortisation of modification gain		194	—	—
Less: unwinding of loan costs[1]		(144)	—	—
Less: interest accrued on long-term debt, lease liabilities and short-term debt		(1 966)	(1 463)	(637)
Less: interest raised on tax payable		(6)	(4)	—
Per the statement of cash flows		7 083	5 478	6 173
1	RCF loan costs expensed upon refinancing of banking facilities.

25 Sasol Annual Financial Statements 2023

7	Earnings and dividends per share

	2023	2022	2021
for the year ended 30 June	Rand	Rand	Rand
Attributable to owners of Sasol Limited
Basic earnings per share	14,00	62,34	14,57
Headline earnings per share	53,75	47,58	39,53
Diluted earnings per share	13,02	61,36	14,39
Diluted headline earnings per share	50,76	46,83	39,03
Dividends per share	17,00	14,70	—
interim	7,00	—	—
final*	10,00	14,70	—
*	Declared subsequent to 30 June and presented for information purposes only.

Basic earnings per share (EPS) and headline earnings per share (HEPS)

EPS is derived by dividing earnings attributable to owners of Sasol Limited by the weighted average number of shares outstanding during the period. HEPS is derived by dividing the headline earnings attributable to the owners of Sasol Limited by the weighted average number of shares outstanding during the period.

Diluted earnings per share (DEPS) and diluted headline earnings per share (DHEPS)

DEPS and DHEPS are calculated by dividing the diluted earnings and diluted headline earnings attributable to owners of Sasol Limited by the diluted number of Sasol ordinary shares and Sasol BEE ordinary shares in issue during the year. DEPS and DHEPS are calculated considering the potentially dilutive ordinary shares that could be issued as a result of share options granted to employees under the Sasol Long-Term Incentive (LTI) and Sasol Khanyisa Tier 2 plans (refer to note 33) and as a result of the potential conversion of the US$750 million Convertible Bond (refer to note 14).

The Sasol Khanyisa Tier 2 and Khanyisa Public are anti-dilutive for DEPS and DHEPS in all years presented.

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
Earnings and headline earnings
Earnings attributable to owners of Sasol Limited		8 799	38 956	9 032
Total remeasurement items for the Group, net of tax	8	24 978	(9 221)	15 471
Headline earnings attributable to owners of Sasol Limited		33 777	29 735	24 503

	Number of shares
	2023	2022	2021
for the year ended 30 June	million	million	million
Basic weighted average number of shares
Issued shares	640,7	635,7	634,2
Effect of treasury shares held	(10,4)	(10,2)	(9,5)
Effect of long-term incentives exercised	(1,9)	(0,5)	(0,7)
Effect of Sasol Khanyisa Tier 2 options exercised	—	(0,1)	(4,1)
Basic weighted average number of shares for EPS and HEPS	628,4	624,9	619,9

26 Sasol Annual Financial Statements 2023

7	Earnings and dividends per share continued

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Diluted earnings
Earnings attributable to owners of Sasol Limited	8 799	38 956	9 032
Impact of convertible bonds	(179)	—	—
Diluted earnings attributable to owners of Sasol Limited	8 620	38 956	9 032

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Diluted headline earnings
Headline earnings attributable to owners of Sasol Limited	33 777	29 735	24 503
Impact of convertible bonds	(179)	—	—
Diluted headline earnings attributable to owners of Sasol Limited	33 598	29 735	24 503

	Number of shares
	2023	2022	2021
for the year ended 30 June	million	million	million
Diluted weighted average number of shares
Weighted average number of shares	628,4	624,9	619,9
Potential dilutive effect of convertible bond	24,2	—	—
Potential dilutive effect of long-term incentive scheme	9,3	9,9	3,8
Potential dilutive effect of Sasol Khanyisa Tier 1	–	0,1	4,1
Diluted weighted average number of shares for DEPS and DHEPS	661,9	634,9	627,8

27 Sasol Annual Financial Statements 2023

8	Remeasurement items affecting operating profit

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
Effect of remeasurement items for subsidiaries and joint operations
Impairment of assets		37 298	77	34 200
property, plant and equipment	17	36 496	70	33 973
right of use assets	15	546	6	35
other intangible assets		256	1	80
equity accounted investment		—	—	112
Reversal of impairment of assets		(3 649)	(1 520)	(5 468)
property, plant and equipment	17	(3 649)	(1 505)	(5 440)
right of use assets	15	—	(15)	(2)
other intangible assets		—	—	(26)
(Profit)/loss on	9	(650)	(8 460)	(5 520)
disposal of property, plant and equipment[1]		(500)	(67)	(96)
disposal of other intangible assets		3	2	(130)
disposal of other assets		—	—	52
disposal of businesses[2]		(516)	(11 850)	(5 615)
scrapping of property, plant and equipment		363	3 366	269
sale and leaseback transactions		—	89	—
Write-off of unsuccessful exploration wells[3]		899	—	6
Remeasurement items per income statement		33 898	(9 903)	23 218
Tax impact		(8 951)	702	(7 771)
impairment of assets		(9 831)	(2)	(9 513)
reversal of impairment of assets		854	421	1 228
profit/loss on disposals, scrapping and sale and leaseback transactions		26	283	516
write-off of unsuccessful exploration wells		—	—	(2)
Non-controlling interest effect		8	(20)	1
Effect of remeasurement items for equity accounted investments		23	—	23
Total remeasurement items for the Group, net of tax		24 978	(9 221)	15 471
1	Relates mainly to the Chemicals America segment.
2	Relates mainly to the Gas segment.
3	Relates to the Gas segment. The Production Sharing Agreement (PSA) Inhasorro Deep Prospect (R307 million or $17,2 million), PT5-C Dorado-1 (R423 million or $23,8 million) and A5-A Raia-1 (R169 million or $9,5 million) wells were plugged and abandoned after being declared unsuccessful during the current year.

Impairment/reversal of impairments

The Group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable or previous impairment should be reversed. At 30 June 2023, the Group’s net asset value exceeding its market capitalisation was identified as an impairment indicator. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs.

28 Sasol Annual Financial Statements 2023

8	Remeasurement items affecting operating profit continued

Impairment calculations

The recoverable amount of the assets reviewed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the recoverable amount. Future cash flows are estimated based on financial budgets covering a five year period and extrapolated over the useful life of the assets to reflect the long term plans for the Group using the estimated growth rate for the specific business or project. Where reliable cash flow projections are available for period longer than five years, those budgeted cash flows are used in the impairment calculation. The estimated future cash flows and discount rate are post-tax, based on the assessment of current risks applicable to the specific entity and country in which it operates. Discounting post-tax cash flows at a post-tax discount rate yields the same results as discount pre-tax cash flows at a pre-tax discount rate, assuming there are no significant temporary tax differences.

Main assumptions used for impairment calculations

		2023	2022	2021
Long-term average crude oil price (Brent)*	US$/bbl	88,02	93,24	70,09
Long-term average ethane price*	US$c/gal	42,33	43,15	37,18
Long-term average ammonia price*	Rand/ton	9 046,19	10 173,00	5 297,00
Long-term average Southern African gas purchase price (real)*	US$/Gj	10,93	8,94	8,41
Long-term average refining margin*	US$/bbl	12,34	12,23	9,67
Long-term average exchange rate*	Rand/US$	17,40	15,95	14,57
*

Assumptions are provided on a long-term average basis in nominal terms unless indicated otherwise. Oil and ammonia price and exchange rate assumptions are calculated based on a five year period, while the ethane price is based on a ten year period. The refining margin is calculated until 2034, linked to the Sasolburg refinery’s useful life. The Southern African gas purchase price is calculated from 2030 until 2050 being the point at which gas from the existing gas fields in Mozambique are fully utilised and is linked to the South African integrated value chain’s useful life. The gas price is based on current observable market prices and are not comparable to the production cost of our own field development.

			United
		South	States of
		Africa	America	Europe
		%	%	%
Growth rate — long-term Producer Price Index	2023	5,50	2,00			2,00
Weighted average cost of capital*	2023	15,20	9,07	9,07	–	10,68
Growth rate — long-term Producer Price Index	2022	5,50	2,00			2,00
Weighted average cost of capital*	2022	14,41	8,13	8,13	–	9,57
Growth rate — long-term Producer Price Index	2021	5,50	2,00			2,00
Weighted average cost of capital*	2021	14,03	7,70	7,70	–	9,05
*	Calculated using spot market factors on 30 June.

29 Sasol Annual Financial Statements 2023

8	Remeasurement items affecting operating profit continued

Significant impairment/(reversal of impairment) of assets in 2023

	Property,		Other
	plant and	Right of	intangible
	equipment	use assets	assets	Total
	2023	2023	2023	2023
Segment and Cash-generating unit (CGU)	Rm	Rm	Rm	Rm
Fuels segment
Secunda liquid fuels refinery	34 634	436	246	35 316
Chemicals Africa
South African Wax	928	—	4	932
Chemicals Eurasia
China Essential Care Chemicals (ECC)	766	110	—	876
Chemicals America
Tetramerization	(3 645)	—	—	(3 645)
Other (net)	164	—	6	170
	32 847	546	256	33 649

Other than for the CGUs specifically mentioned, all of the Group’s remaining CGUs have significant headroom and reasonable changes to the assumptions applied would not result in any impairment.

Description of sensitivity to changes in assumptions:

Key sources of estimation uncertainty include discount rates, commodity prices, exchange rates, carbon tax (and related allowances) and chemical prices. Management has considered the sensitivity of the recoverable amount calculations to these key assumptions and these sensitivities have been taken into consideration in determining the required impairments and reversals of impairments in the current period. Except when indicated below, reasonable changes to key assumptions would not result in a materially different outcome.

The following CGUs were impaired or a previous impairment was reversed at 31 December 2022:

South African Wax

The full impairment on the Wax CGU in Southern Africa was driven by higher cost to procure gas and lower sales volumes and prices due to an increasingly challenging market environment. A WACC rate of 14,66% was applied in estimating the recoverable amount of the CGU.

Chemicals Eurasia: China ECC

The full impairment on the CGU was driven by a combination of lower unit margins and higher costs resulting from the prolonged impact of COVID-19 on China’s economy. A WACC rate of 9,21% was applied in estimating the recoverable amount of the CGU.

Chemicals America: Tetramerization CGU

The Tetramerization CGU was impaired in 2019. Over the past year, a sustained improvement in plant reliability has resulted in increased volumes available for sale while longer-term contracts signed with several customers improved the overall profitability of the cash-generating unit. A WACC rate of 8,33% was applied in estimating the recoverable amount of the CGU.

30 Sasol Annual Financial Statements 2023

8	Remeasurement items affecting operating profit continued

The following CGU was impaired at 31 December 2022 and at 30 June 2023:

Secunda liquid fuels refinery

The Secunda liquid fuels refinery was impaired by R8,1 billion at 31 December 2022 after being negatively impacted by an update in macroeconomic price assumptions including higher electricity price forecasts and lower gas selling prices. The forecasted short-term production was also updated to reflect the production challenges impacted by coal quality. The WACC rate applied in calculating the recoverable amount was 14,66%.

At 30 June 2023, the Group has made further progress with the development of its ERR to achieve a 30% reduction in GHG emissions by 2030 and comply with the requirements of the National Environmental Management: Air Quality Act , 39 of 2004 (Air Quality Act). The ERR involves the turning down of boilers, implementing energy efficiency projects, reducing coal usage and integrating 1 200 MW of renewable energy into our operations by 2030. With no significant additional gas to restore volumes back to historic levels, the ERR assumes lower production volumes of 6,7 mt/a post 2030 (2022: 7,5 mt/a) and as such a full impairment of R27,2 billion was recognised on the liquid fuels component of the Secunda refinery. The increasing cost of coal, capital investment to implement the ERR and cost of compliance were also included in the impairment calculation. Optimisation of the ERR is ongoing and there are a number of technology and feedstock solutions being evaluated to partially recover volume, however the maturity thereof needs to be progressed before it can be incorporated in the impairment calculation. Although the chemical CGUs in the Secunda complex were also negatively impacted, their respective recoverable amounts remained above carrying values given the products’ higher derivative value.

Management considered multiple cash flow scenarios in quantifying the recoverable amount of the CGU which is highly sensitive to changes in Brent crude prices, the rand/US$ exchange rate and production volumes. A 10% increase in the price of Brent crude and a R1 weakening in the rand/US$ exchange rate will have a positive impact on the recoverable amount of R25,7 billion and R15,3 billion respectively. A movement in the above mentioned inputs in the opposite direction would result in a similar but negative impact on the recoverable amounts compared to the values disclosed above. An improvement of Secunda volumes of 4% from 2024 to 2029 improves the recoverable amount by approximately R6,4 billion.

These sensitivity analyses do not fully incorporate consequential changes that may arise, such as changes in costs and business plans or absorption of carbon taxes by the market.

Significant (reversal of impairment)/impairment of assets in prior periods

Segment and Cash-generating unit		2022
(CGU)	Description	Rm
Chemicals Africa
Chemical Work-up & Heavy Alcohols

The CGU recognised impairments of R1,7 billion during 2020 largely due to the reduced-price outlook as a result of the low oil price environment and the COVID-19 pandemic. A higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic, resulted in the reversal of impairment at 31 December 2021.

		(1 396)
Other (net)		(47)
		(1 443)

31 Sasol Annual Financial Statements 2023

8	Remeasurement items affecting operating profit continued

Segment and Cash-generating unit		2021
(CGU)	Description	Rm
Fuels segment
Secunda liquid fuels refinery	The impairment was largely due to a stronger forecasted rand/US$ exchange rate which impacted negatively on the forecasted Basic Fuel Price (BFP).	24 456
Chemicals America
Ethylene Oxide/Ethylene Glycol (EO/EG)

The Ziegler Alcohols Unit (Ziegler) delivers alcohol feed to the Ethoxylates (ETO) unit. In previous CGU assessments, the EO and EG plant together with the ETO plant were considered to be a separate CGU from the Alcohol units (Ziegler and Guerbet). During 2021 the CGUs were reassessed to be one integrated CGU. The impairment assessment of the combined CGU showed significant headroom resulting in the full remaining FY19 impairment of the EO/EG CGU being reversed.

		(4 934)
Chemicals Africa
Chlor Alkali and PVC

The impairment of the Chlor Alkali and PVC CGUs is as a result of the stronger forecast of the rand against the US dollar exchange rate and lower sales volumes. In addition, this CGU was further negatively impacted by the pending sale of the Sodium Cyanide business.

		1 094
Southern Africa Wax value chain

The impairment on the Wax value chain was driven by higher future LNG gas imports and SPT gas costs, lower sales volumes and prices due to reduced gas availability in 2022 and 2023 and the strengthening of the rand against the US dollar.

		7 863
Gas Segment
Sasol Canada – Shale gas assets	Sasol signed an agreement to divest of all our interests in Canada to Canadian Natural Resources Limited. Previous impairments of CAD45 million were reversed at 30 June 2021 to measure the carrying value of the disposal group at its fair value less cost to sell.	(521)
Other		774
		28 732

32 Sasol Annual Financial Statements 2023

8	Remeasurement items affecting operating profit continued

Areas of judgement:

Determining as to whether, and by how much, cost incurred on a project is abnormal and needs to be scrapped involves judgement. The factors considered by management include the scale and complexity of the project, the technology being applied and guidance from experts in terms of what constitute abnormal wastage on the project.

Determination as to whether, and by how much, an asset, CGU, or group of CGUs is impaired, or whether previous impairment should be reversed, involves management estimates on highly uncertain matters such as the effects of inflation on operating expenses, discount rates, capital expenditure, carbon tax and related allowances, production profiles and future commodity prices, including the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products. Judgement is also required when determining the appropriate grouping of assets into a CGU or the appropriate grouping of CGUs for impairment testing purposes.

The future cash flows were determined using the assumptions included in the latest budget as approved by the Board. If necessary, these cash flows are then adjusted to take into account any changes in assumptions or operating conditions that have been identified subsequent to the preparation of the budgets.

The weighted average growth rates used are consistent with the increase in the geographic segment long-term Producer Price Index.

The weighted average cost of capital rate (WACC) is derived from a pricing model. The variables used in the model are established on the basis of management judgement and current market conditions. Management judgement is also applied in estimating future cash flows and defining of CGUs. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are not available and to the assumptions regarding the long-term sustainability of the cash flows thereafter.

As a significant emitter of GHG emissions, South Africa made commitments under the Paris Agreement to further reduce GHG emissions and to contribute to global efforts to limit global warming to well below 2°c above pre-industrial levels and to pursue efforts to achieve the 1,5°c temperature goal. The Group is targeting a 30% reduction in GHG emissions by 2030 which will pave the way to a Net Zero ambition by 2050. The Group has a clear roadmap to 2030 with capital and resources allocated to achieve the significant reduction in emissions. Where reasonable, supportable and permissible under IFRS, management has included the costs and capital from these initiatives in its cash flow forecasts.

Phase 1 of the South African Carbon Tax comes to an end in December 2025 with the Climate Change Bill currently undergoing public consultation. Management is required to reflect its best estimate of any expected applicable carbon taxes payable by the Group. This requires judgement of how future changes to relevant carbon tax policies and/or legislation are likely to affect the future cash flows of the Group’s CGUs, whether currently enacted or not. The future potential carbon taxes included in the recoverable amount calculations are based on the latest Taxation Laws Amendment Act.

Climate change and the transition to a low carbon economy are also likely to impact the future prices of commodities such as oil and natural gas which in turn may affect the recoverable amount of the Group’s property, plant and equipment and other non-current assets. Management has updated its best estimate of oil price assumptions used in determining the recoverable amounts of its CGUs in June 2023. The revised estimates reflect lower real oil price in the longer term as demand is expected to decrease as the transition to a low carbon economy progresses. The revised assumptions are based on the average June 2023 views obtained from two independent consultancies that reflect their views on market development. The energy transition may impact demand for certain refined products in the future.

Management will continue to review price assumptions as the energy transition progresses and this may result in impairment charges or reversals in the future.

33 Sasol Annual Financial Statements 2023

8Remeasurement items affecting operating profit continued

Accounting policies:

Remeasurement items are amounts recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of non-current assets or liabilities that are less closely aligned to the normal operating or trading activities of the Group such as the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and equity accounted investments, and scrapping of assets.

The Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives at each reporting date.

The recoverable amount of an asset or cash generating unit is defined as the amount that reflects the greater of the fair value less costs of disposal and value-in-use that can be attributed to an asset as a result of its ongoing use by the entity. Value-in-use is estimated using a discounted cash flow model. The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to take into account any specific risks relating to the country where the asset or cash-generating unit is located. The rate applied in each country is reassessed each year. The recoverable amount may be adjusted to take into account recent market transactions for a similar asset.

Some assets are an integral part of the value chain but are not capable of generating independent cash flows because there is no active market for the product streams produced from these assets, or the market does not have the ability to absorb the product streams produced from these assets or it is not practically possible to access the market due to infrastructure constraints that would be costly to construct. Product streams produced by these assets form an input into another process and accordingly do not have an active market. These assets are classified as corporate assets in terms of IAS 36 when their output supports the production of multiple product streams that are ultimately sold into an active market.

The Group’s corporate assets are allocated to the relevant cash-generating unit based on a cost or volume contribution metric. Costs incurred by the corporate asset are allocated to the appropriate cash generating unit at cost. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

In Southern Africa, the coal value chain starts with feedstock mined in Secunda and Sasolburg and continues along the integrated processes of the operating business units, ultimately resulting in fuels and chemicals-based product lines. Similarly, the gas value chain starts with the feedstock obtained in Mozambique and continues along the conversion processes in Secunda and Sasolburg, ultimately resulting in fuels and chemicals-based product lines.

The groups of assets which support the different product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In the US, the ethylene value chain results in various chemicals-based product lines, sold into active markets. The assets which support the different chemicals-based product lines, including corporate asset allocations, are considered to be separate cash-generating units.

In Europe, the identification of separate cash-generating units is based on the various product streams that have the ability to be sold into active markets by the European business units.

Certain products are sometimes produced incidentally from the main conversion processes and can be sold into active markets. When this is the case, the assets that are directly attributable to the production of these products, are classified as separate cash-generating units. The cost of conversion of these products is compared against the revenue when assessing the asset for impairment.

34 Sasol Annual Financial Statements 2023

8	Remeasurement items affecting operating profit continued

Exploration assets are tested for impairment when development of the property commences or whenever facts and circumstances indicate impairment. An impairment loss is recognised for the amount by which the exploration assets carrying amount exceeds their recoverable amount.

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost. Any gain or loss on disposal will comprise that attributed to the portion disposed of and the remeasurement of the portion retained.

9	Disposals and scrapping

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
Property, plant and equipment[1]	17	632	3 802	7 064
Goodwill and other intangible assets		6	2	947
Equity accounted investments		—	—	370
Assets in disposal groups held for sale		12	16 586	67 662
Inventories		—	—	814
Trade and other receivables		5	—	174
Cash and cash equivalents		—	—	57
Liabilities in disposal groups held for sale		—	(6 321)	(2 577)
Long-term debt		—	—	(2 673)
Non-controlling interest		—	(3 141)	—
Long-term financial liabilities		—	—	(477)
Trade and other payables		—	—	(67)
		655	10 928	71 294
Total consideration		1 054	11 364	73 426
consideration received		799	8 484	43 214
consideration receivable at time of disposal		255	127	116
fair value of retained investment		—	2 753	—
establishment of Joint operation*		—	—	30 096
		399	436	2 132
Realisation of accumulated translation effects		251	8 024	3 388
Net profit on disposal		650	8 460	5 520
Consideration received comprising
Gas – Area A5-A offshore exploration license in Mozambique		26	—	—
Gas – Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)		—	4 129	—
Fuels – Central Térmica De Ressano Garcia S.A (CTRG)		—	2 577	—
Gas – Canadian Montney assets		—	387	—
Chemicals America – US LCCP Base Chemicals business		—	—	29 894
Fuels & Chemicals Africa – Air separation units		—	—	8 051
Chemicals America – interest in Gemini HDPE LLC		—	—	3 456
Gas – Gabon oil producing assets		—	—	424
Chemicals Eurasia – ARG Investment		—	—	316
Chemicals Africa – Share in Enaex Africa		—	—	175
Other		773	1 391	898
Consideration received		799	8 484	43 214

1Refer to note 8 for detail on the scrapping of property, plant and equipment.

35 Sasol Annual Financial Statements 2023

9	Disposals and scrapping continued

Significant disposals in 2023

Area A5-A offshore exploration license in Mozambique

On 27 July 2022 Sasol disposed of 15,5% of its interest in the Area A5-A offshore exploration license in Mozambique. A profit on disposal of R266 million was recognised. The consideration receivable (R255 million) is not settled in cash, but the benefit will be received in the form of a reduction in future cost as the asset is constructed.

Significant disposals in prior periods

Canadian shale gas assets

On 29 July 2021 Sasol divested of all our interests in Canada. A gain of R4,9 billion mainly due to the realisation of the foreign currency translation reserve (FCTR) was recognised.

European wax business

On 1 March 2022 Sasol sold its European wax business based in Hamburg Germany. A gain mainly on the reclassification of the FCTR of R2,9 billion was recognised.

Central Térmica de Ressano Garcia S.A. (CTRG)

The divestment of our full shareholding in CTRG, the gas-to-power plant located in Ressano Garcia, Mozambique, to Azura Power Limited for a consideration of R2,6 billion (US$163,8 million). The transaction closed on 28 April 2022. A profit of R156 million has been recognised on the divestment.

Investment in Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)

On 29 June 2022 the sale of 30% of our interest in ROMPCO was successfully completed. The loss of voting and contractual rights associated with the transaction resulted in the Group losing control over ROMPCO and the derecognition of all the assets and liabilities of the subsidiary. Sasol has retained a 20% equity stake in ROMPCO which has been measured at fair value at the transaction date, which references to the transaction price. This is considered a level 3 fair value input. The proceeds on the disposal was an initial amount of R4,1 billion and a contingent consideration of up to R1 billion, which is payable if certain agreed milestones are achieved by 30 June 2024. The fair value of the contingent consideration at transaction date and at 30 June 2023 is valued at zero considering the low probability of meeting the milestones as assessed on the transaction date. A profit of R3,7 billion on the disposal has been recognised of which R1,9 billion relates to the fair value adjustment on retained interest. Refer to note 19.

*US LCCP Base Chemicals business

On 1 December 2020 the sale of 50% of our interest in the US LCCP Base Chemicals business was successfully concluded through the creation of the 50/50 owned Louisiana Integrated Polyethylene JV LLC (LIP). The proceeds on the disposal was approximately R30 billion (US$2 billion), resulting in a loss on disposal of R1,1 billion, the loss was mainly attributable to further clarification of the transaction perimeter subsequent to the held for sale classification. This did not impact the value of the remaining business materially. A corresponding gain on the reclassification of foreign currency translation reserve of R3,1 billion was also recognised. Sasol’s 50% interest in LIP is accounted for as a joint operation and Sasol’s share of assets and liabilities held jointly, revenue from the sale of its share of output and expenses are reflected within the Sasol results from 1 December 2020 in terms of IFRS 11 ‘Joint Arrangements’. Refer note 20.

36 Sasol Annual Financial Statements 2023

9	Disposals and scrapping continued

Air separation units

The sale of Sasol’s sixteen air separation units (ASUs) and associated business located in Secunda was concluded on 24 June 2021, resulting in a profit on disposal of R2 726 million. As part of the transaction, the Group entered into a supply contract for the supply of gas for 15 years. In determining whether the gas supply agreement was a lease or a supply contract, management applied judgement. The most significant judgement is that Air Liquide has taken full ownership and overall responsibility for managing the ASUs to maintain the agreed quantity and quality of gases supplied to Sasol.

Interest in Gemini HDPE LLC

The divestment of our 50% equity interest in the Gemini HDPE LLC successfully closed on 31 December 2020. Sasol recognised a profit on disposal of R683 million and a corresponding gain on reclassification of foreign currency translation reserve of R246 million.

Gabon oil producing assets

The sale of Sasol’s 27,8% working interest in the Etame Marin block offshore Gabon (producing asset with proven reserves), as well as Sasol’s 40% non-operated participating interest in Block DE-8 offshore Gabon (exploration permit) was concluded on 25 February 2021 and 4 May respectively. Sasol recognised a profit on disposal of R145 million and a corresponding gain on reclassification of foreign currency translation reserve of R132 million.

Share in Enaex Africa

The sale of 26% of Sasol’s 49% interest in Enaex Africa (Pty) Ltd to Afris Subco (Pty) Ltd, resulting in a loss of R115 million. After the transaction, Sasol’s remaining interest in Enaex Africa (Pty) Ltd is 23%.

37 Sasol Annual Financial Statements 2023

Taxation

10	Taxation

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
South African normal tax		10 271	13 399	7 430
current year[1]		10 671	13 303	7 478
prior years[2]		(400)	96	(48)
Dividend withholding tax		—	(24)	—
Foreign tax		2 654	2 856	2 079
current year		2 507	2 737	2 106
prior years		147	119	(27)

Income tax	11	12 925	16 231	9 509
Deferred tax – South Africa	12	(4 721)	(2 535)	(9 779)
current year[3]		(5 687)	(2 356)	(9 464)
prior years[4]		966	(108)	(315)
reduction in corporate tax rate[5]		—	(71)	—

Deferred tax – foreign	12	(3 023)	173	455
current year[6]		(2 845)	(132)	339
prior years		(172)	306	124
tax rate change		(6)	(1)	(8)
		5 181	13 869	185
1	The increase in 2022 year mainly relates to increased profits, as well as capital gains tax on the ROMPCO asset disposal.
2	2023 mainly relates to Section 12L allowances, as well as differences in provisions.
3	The current year number is impacted by impairments. The decrease in 2022 relates to the recognition of a deferred tax asset relating to derivative losses in Sasol Financing International Limited.
4	Current year impacted by a translation difference of R845 million arising from exchange rates applied by the South African Revenue Service (SARS) at the date of assessment.
5	On 23 February 2022, a decrease in the South African corporate tax rate from 28% to 27% was announced, effective from 1 July 2022.
6	The increase in the current year relates mainly to tax losses incurred at our US Operations and Sasol Italy where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against.

Contingent liability

Sasol Financing International (SFI)/SARS

As reported previously, SARS conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issue by SARS of revised tax assessments, based on the interpretation of the place of effective management of SFI. A contingent liability of R2,75 billion (including interest and penalties) is reported in respect of this matter as at 30 June 2023.

38 Sasol Annual Financial Statements 2023

10	Taxation continued

SARS dismissed Sasol’s objection to the revised assessments and Sasol appealed this decision to the Tax Court. In parallel Sasol launched a review application in respect of certain elements of the revised assessments in respect of which the Tax Court does not have jurisdiction. Sasol also brought a review application against the SARS decision to register SFI as a South African taxpayer. SFI and SARS have agreed that the Tax Court related processes will be held in abeyance, pending the outcome of the judicial review applications. The two review applications were heard in the High Court on 16 and 17 November 2022. On 1 August 2023, the High Court handed down its decision dismissing both the SFI review applications. SFI intends to appeal the matter to the Supreme Court of Appeal. As mentioned above, the review applications relate to the challenge by SFI of certain administrative decisions of SARS and the High Court decision does not directly affect the merits of the substantive dispute before the Tax Court, which remains in abeyance while the appeal in the review applications continues.

	2023	2022	2021
	%	%	%
Reconciliation of effective tax rate

The table below shows the difference between the South African enacted tax rate compared to the effective tax rate in the income statement. Total income tax expense differs from the amount computed by applying the South African normal tax rate to profit before tax. The reasons for these differences are:

South African normal tax rate	27,0	28,0	28,0
Increase in rate of tax due to:
disallowed expenditure[1]	6,1	1,1	11,4
disallowed share-based payment expenses[2]	0,2	0,1	2,3
different tax rates[3]	3,1	0,5	0,5
tax losses not recognised[4]	4,8	0,8	—
translation differences[5]	4,3	—	—
capital gains and losses[6]	—	1,6	—
prior year adjustments	—	0,7	(2,2)
other adjustments[7]	2,1	0,3	—
Decrease in rate of tax due to:
exempt income[8]	(2,7)	(5,9)	(10,0)
share of profits of equity accounted investments	(4,9)	(1,6)	(2,1)
utilisation of tax losses[9]	(0,7)	(0,1)	(20,9)
investment incentive allowances[10]	(1,3)	(0,1)	(0,4)
translation differences	—	(0,3)	(1,9)
capital gains and losses[6]	(0,2)	—	(1,8)
change in South African corporate income tax rate	—	(0,1)	—
prior year adjustments[11]	(2,1)	—	—
other adjustments	—	—	(1,2)
Effective tax rate	35,7	25,0	1,7
1	Includes non-deductible expenses incurred not deemed to be in the production of taxable income mainly relating to non-productive interest in our treasury function and project costs.
2	This relates to the share based payment expense on the Sasol Khanyisa transaction.
3	Mainly relates to the lower tax rate in the US (23%) on increased tax losses incurred during the current year and the higher tax rate for Sasol Petroleum Temane Limitada in Mozambique (32%) on higher taxable income.
4	Relates mainly to tax losses in Sasol Investment Company (Pty) Ltd, Sasol Mozambique PT5 C Limitada and Sasol China for which no deferred tax asset was raised.
5	Current year impacted by a translation difference of R845 million arising from exchange rates applied by SARS at the date of assessment.

39 Sasol Annual Financial Statements 2023

10	Taxation continued

6	2022 capital gains tax payable in South Africa and Mozambique on the disposal of 30% of our equity interest in the ROMPCO pipeline. 2021 related mainly to the disposal of the Air Separation Units.
7	Included in the current year is a taxable gain on the settlement of an intercompany loan as well as controlled foreign companies tax imputations.
8	Current year mainly relates to Italian tax credit for energy and gas consuming companies and FCTR reclassified on the liquidation of businesses. 2022 relates to the FCTR reclassified on the disposal of the Canadian and Wax businesses and the profit on disposal of the ROMPCO pipeline. 2021 related mainly to the FCTR reclassified on the divestment of 50% of our US LCCP Base Chemicals business, our 50% interest in Gemini HDPE LLC, our 50% equity interest in Sasol Chevron Holdings Limited, our 27,8% working interest in the Etame Marin block offshore Gabon, as well as our 40% non-operated participating interest in Block DE-8 offshore Gabon.
9	2021 relates to tax losses utilised which are allowed to be set off against foreign exchange gains on intergroup foreign currency loans.
10	Current year mainly relates to South African research and development incentive and Energy Efficiency allowances.
11	2023 relates mainly to tax return adjustments on provisions.

11	Tax paid

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
Net amounts payable/(receivable) at beginning of year		2 410	(307)	(4 754)
Disposal of businesses		—	—	40
Net interest and penalties on tax		(5)	(1)	(17)
Income tax per income statement	10	12 925	16 231	9 509
Reclassification from/(to) held for sale[1]		—	34	(304)
Foreign exchange differences recognised in income statement		104	25	(14)
Translation of foreign operations		(17)	(41)	513
		15 417	15 941	4 973
Net tax (payable)/receivable per statement of financial position		(1 465)	(2 410)	307
tax payable		(1 876)	(3 142)	(806)
tax receivable		411	732	1 113

Per the statement of cash flows		13 952	13 531	5 280
Comprising
Normal tax
South Africa		11 500	11 739	6 622
Foreign		2 452	1 860	(1 342)
Dividend withholding tax		—	(68)	—
		13 952	13 531	5 280
1	2021 mainly due to ROMPCO tax payable that was transferred to liabilities held for sale.

40 Sasol Annual Financial Statements 2023

12	Deferred tax

		2023	2022
for the year ended 30 June	Note	Rm	Rm
Reconciliation
Balance at beginning of year		(20 649)	(16 718)
Current year charge		(7 624)	(1 572)
per the income statement	10	(7 744)	(2 362)
per the statement of comprehensive income		120	790
Reclassification from held for sale[1]		—	665
Foreign exchange differences recognised in income statement		(19)	23
Translation of foreign operations		(4 130)	(3 047)
Balance at end of year		(32 422)	(20 649)

Comprising
Deferred tax assets		(37 716)	(31 198)
Deferred tax liabilities		5 294	10 549
		(32 422)	(20 649)
1

2022 relates to deferred tax of assets that were classified as held for sale and disposed of, namely our full shareholding in Central Térmica de Ressano Garcia S.A. (CTRG), our European wax business and 30% of our equity interest in the Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO).

41 Sasol Annual Financial Statements 2023

12	Deferred tax continued

Deferred tax assets and liabilities are determined based on the tax status and rates of the underlying entities. The increase in deferred tax assets relates mainly to our US operations which saw an increase as a result of the weakening exchange rate and loss carry-forwards. The deferred tax liability in South Africa decreased as a result of the Synref impairment. We anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These US and SA tax losses do not expire.

	2023	2022
for the year ended 30 June	Rm	Rm
Attributable to the following tax jurisdictions
South Africa	(5 054)	447
United States of America	(27 973)	(21 462)
Germany	1 059	1 084
Mozambique	(679)	(400)
Other	225	(318)
	(32 422)	(20 649)
Deferred tax is attributable to temporary differences on the following:
Net deferred tax assets:
Property, plant and equipment	25 974	13 047
Right of use assets	1 697	587
Short- and long-term provisions	(4 566)	(811)
Calculated tax losses	(50 580)	(37 953)
Financial liabilities	(270)	(1 930)
Lease liabilities	(2 729)	(911)
Other	(7 242)	(3 227)
	(37 716)	(31 198)
Net deferred tax liabilities:
Property, plant and equipment	7 471	17 963
Right of use assets	338	1 617
Current assets	(604)	(1 376)
Short- and long-term provisions	(1 877)	(5 676)
Calculated tax losses	(4)	(47)
Financial liabilities	107	206
Lease liabilities	(481)	(2 197)
Other	344	59
	5 294	10 549

42 Sasol Annual Financial Statements 2023

12Deferred tax continued

Deferred tax assets have been recognised for the carry forward amount of unutilised tax losses relating to the Group’s operations where, among other things, some taxation losses can be carried forward indefinitely and there is compelling evidence that it is probable that sufficient taxable profits will be available in the future to utilise all tax losses carried forward.

	2023	2022
for the year ended 30 June	Rm	Rm
Calculated tax losses
(before applying the applicable tax rate)
Available for offset against future taxable income	256 462	164 474
Utilised against the deferred tax balance	(251 397)	(160 244)
Not recognised as a deferred tax asset	5 065	4 230
Calculated tax losses carried forward that have not been recognised:*
Expiry within 1 year	207	167
Expiry between one and five years	—	1 085
Expiry thereafter	1 307	763
Indefinite life	3 551	2 215
	5 065	4 230
*	Included in 2023 are tax losses of R2,8 billion (2022: R1,2 billion) relating to Sasol Investment Company (Pty) Ltd mainly due to intergroup exposure on foreign currency loans.

Areas of judgement:

Sasol companies are involved in tax litigation and tax disputes with various tax authorities in the normal course of business. A detailed assessment is performed regularly on each matter and a provision is recognised where appropriate. Although the outcome of these claims and disputes cannot be predicted with certainty, Sasol believes that open engagement and transparency will enable appropriate resolution thereof.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be utilised. This includes the significant tax losses incurred at our US operations and Sasol Financing International Limited where we anticipate sufficient profits to be generated in future to utilise the deferred tax asset against. These losses do not expire. The assumptions used in estimating future taxable profits are consistent with the main assumptions disclosed in note 8. Where appropriate, the expected impact of climate change was considered in estimating the future taxable profits. The provision of deferred tax assets and liabilities reflects the tax consequences that would follow from the expected recovery or settlement of the carrying amount of its assets and liabilities.

43 Sasol Annual Financial Statements 2023

12Deferred tax continued

Unremitted earnings at end of year that would be subject to foreign dividend withholding tax and after tax effect if remitted

Deferred tax liabilities are not recognised for the income tax effect that may arise on the remittance of unremitted earnings by foreign subsidiaries, joint operations and incorporated joint ventures. It is management’s intention that, where there is no double taxation relief, these earnings will be permanently re-invested in the Group.

	2023	2022
for the year ended 30 June	Rm	Rm
Unremitted earnings at end of year that would be subject to dividend withholding tax	38 910	32 268
Europe	26 123	22 788
Rest of Africa	4 984	2 580
Other	7 803	6 900

Tax effect if remitted	1 012	724
Europe	587	489
Rest of Africa	399	206
Other	26	29

Dividend withholding tax

Dividend withholding tax is payable at a rate of 20% on dividends distributed to shareholders. Dividends paid to companies and certain other institutions and certain individuals are not subject to this withholding tax. This tax is not attributable to the company paying the dividend but is collected by the company and paid to the tax authorities on behalf of the shareholder.

On receipt of a dividend, the company includes the dividend withholding tax in its computation of the income tax expense.

	2023	2022
for the year ended 30 June	Rm	Rm
Undistributed earnings at end of year that would be subjected to dividend withholding tax withheld by the company on behalf of Sasol Limited shareholders	134 442	138 275
Maximum withholding tax payable by shareholders if distributed to individuals	26 889	27 655

Accounting policies:

The income tax charge is determined based on net income before tax for the year and includes current tax, deferred tax and dividend withholding tax.

The current tax charge is the tax payable on the taxable income for the financial year applying enacted or substantively enacted tax rates and includes any adjustments to tax payable in respect of prior years.

Deferred tax is provided for using the liability method, on all temporary differences between the carrying amount of assets and liabilities for accounting purposes and the amounts used for tax purposes and on any tax losses using enacted or substantively enacted tax rates at the reporting date that are expected to apply when the asset is realised or liability settled. The decrease in the South African corporate tax rate is considered substantively enacted and is effective from 1 July 2022.

Deferred tax assets and liabilities are offset when the related income taxes are levied by the same taxation authority, there is a legally enforceable right to offset and there is an intention to settle the balances on a net basis.

44 Sasol Annual Financial Statements 2023

Sources of capital

Equity	46

Share capital	46

Funding activities and facilities	47

Long-term debt	47

Leases	50

Short-term debt	53

45 Sasol Annual Financial Statements 2023

Equity

13	Share capital

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Issued share capital (as per statement of changes in equity)[1]	9 888	9 888	9 888

Number of shares
for the year ended 30 June	2023	2022	2021
Authorised
Sasol ordinary shares of no par value	1 127 690 590	1 127 690 590	1 127 690 590
Sasol preferred ordinary shares of no par value[2]	—	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	158 331 335	158 331 335	158 331 335
	1 286 021 925	1 314 407 571	1 314 407 571
Issued
Shares issued at beginning of year	635 676 817	634 244 336	632 365 757
Issued in terms of the employee share schemes	4 990 795	1 432 481	1 878 579
Shares issued at end of year	640 667 612	635 676 817	634 244 336
Comprising
Sasol ordinary shares of no par value	634 336 265	629 345 470	627 912 989
Sasol BEE ordinary shares of no par value	6 331 347	6 331 347	6 331 347
	640 667 612	635 676 817	634 244 336
Unissued shares
Sasol ordinary shares of no par value	493 354 325	498 345 120	499 777 601
Sasol preferred ordinary shares of no par value[2]	—	28 385 646	28 385 646
Sasol BEE ordinary shares of no par value	151 999 988	151 999 988	151 999 988
	645 354 313	678 730 754	680 163 235
1	At 30 June 2023, treasury shares amounted to 10 373 430 (2022: 10 243 580; 2021: 10 469 584) shares held largely by the Sasol Foundation Trust.
2	In the current year, the unissued Sasol preferred ordinary shares were cancelled.

Accounting policies:

When Sasol Limited’s shares are repurchased by a subsidiary, the amount of consideration paid, including directly attributable costs, is recognised as a deduction from shareholders’ equity. Repurchased shares are classified as treasury shares and are disclosed as a deduction from total equity. Where such shares are subsequently reissued, any consideration received is included in the statement of changes in equity.

46 Sasol Annual Financial Statements 2023

Funding activities and facilities

14	Long-term debt

	2023	2022
for the year ended 30 June	Rm	Rm
Total long-term debt	124 068	104 834
Short-term portion	(29 764)	(22 334)
	94 304	82 500
Analysis of long-term debt
At amortised cost
Secured debt	29	67
Unsecured debt	124 742	105 142
Unamortised loan costs	(703)	(375)
	124 068	104 834
Reconciliation
Balance at beginning of year	104 834	102 643
Loans raised[1]	92 946	88
Loans repaid[2]	(91 564)	(12 086)
Interest accrued	1 673	936
Amortisation of loan costs	212	132
Amortisation of loan modification	(194)	—
Translation of foreign operations	16 161	13 121
Balance at end of year	124 068	104 834
Interest-bearing status
Interest-bearing debt	124 068	104 834
Maturity profile
Within one year	29 764	22 334
One to five years	44 732	55 936
More than five years	49 572	26 564
	124 068	104 834
1	Relates mainly to the drawdown on the previous revolving credit facility (RCF) of R26,7 billion (US$1,5 billion), R2,1 billion raised under the new Domestic Medium Term Note (DMTN) programme, the issue of a R13,2 billion (US$750 million) convertible bond, R35,5 billion (US$2 billion) drawdown on the new RCF and term loan and R17,8 billion (US$1 billion) bonds issued in May 2023. R11,1 billion proceeds from the convertible bond is included in long-term debt and R2,1 billion is included in long-term financial liabilities. Refer to note 37.
2	Current year relates mainly to the repayment of the previous RCF and term loan of R53,9 billion (US$3,0 billion), repayment of R2,2 billion on the previous DMTN, repayment of R17,8 billion on the US$1 billion bond, as well as repayment of R17,8 billion (US$1 billion) on the new RCF. 2022 relates mainly to repayments on the previous RCF.

47 Sasol Annual Financial Statements 2023

14	Long-term debt continued

				2023				2022
					Total
			Interest	Contract	Rand	Available	Utilised	Utilised
			rate	amount	equivalent	facilities	facilities	facilities
for the year ended 30 June	Expiry date	Currency	%	million	Rm	Rm	Rm	Rm
Banking facilities and debt arrangements
Group treasury facilities
Commercial paper (uncommitted)	None	Rand	3 months Jibar + 1,3%	—	—	—	—	2 176
Commercial paper (uncommitted)[1]	None	Rand	3 months Jibar + 1,44% / 1,59%	15 000	15 000	12 934	2 066	—
Commercial banking facilities	None	Rand	*	8 150	8 150	8 150	—	—
Revolving credit facility	June 2024	US dollar	SOFR+ Credit Adj +2%	—	—	—	—	2 442
Revolving credit facility[2]	April 2028	US dollar	SOFR+ Credit Adj +1.6%	1 987	37 415	37 415	—	—
Debt arrangements
US Dollar Bond	November 2022	US dollar	4,50%	—	—	—	—	16 280
US Dollar Bond[3]	March 2024	US dollar	5,88%	1 500	28 245	—	28 245	24 420
US Dollar term loan	June 2024	US dollar	SOFR+ Credit Adj +2%	—	—	—	—	20 919
US Dollar Bond[3]	September 2026	US dollar	4,38%	650	12 240	—	12 240	10 582
US Dollar Convertible Bond[4]	November 2027	US dollar	4,50%	750	14 123	—	14 123	—
US Dollar term loan[2]	April 2028	US dollar	SOFR+ Credit Adj +1.8%	982	18 499	—	18 499	—
US Dollar Bond[3]	September 2028	US dollar	6,50%	750	14 123	—	14 123	12 210
US Dollar Bond[5]	May 2029	US dollar	8,75%	1 000	18 830	—	18 830	—
US Dollar Bond[3]	March 2031	US dollar	5,50%	850	16 006	—	16 006	13 838
Other Sasol businesses
Specific project asset finance
Energy — Clean Fuels II (Natref)	Various	Rand	Various	901	901	—	901	875
Debt arrangements
Other debt arrangements		Various	Various	—	—	—	472	712
						58 499	125 505	104 454
Available cash excluding restricted cash						51 055
Total funds available for use						109 554
Accrued interest							1 673	1 010
Unamortised loan cost							(703)	(375)
Cumulative fair value gains on convertible bond embedded derivative financial liability							(867)	—
Total debt including accrued interest and unamortised loan cost							125 608	105 089
Comprising
Long-term debt							94 304	82 500
Short-term debt							29 843	22 416
Short-term debt							79	82
Short-term portion of long-term debt							29 764	22 334
Bank overdraft							159	173
Convertible bond derivative financial liability							1 302	—
							125 608	105 089

48 Sasol Annual Financial Statements 2023

14	Long-term debt continued

*Interest rate only available when funds are utilised.

1	In October 2022 Sasol issued its paper to the value of R2 066 million in the local debt market under the R15 billion DMTN programme. The previous DMTN has been fully repaid.
2	In April 2023 Sasol Financing International Limited and Sasol Financing USA LLC obtained a RCF of US$1 987 million and a term loan of US$982 million respectively.
3	Included in this amount is the US$3,8 billion (R70,6 billion) bonds with fixed interest rates of between 4,38% and 6,5% which are listed on the New York Stock Exchange and is recognised in Sasol Financing USA LLC (SFUSA), a 100% owned subsidiary of the Group. Sasol Limited has fully and unconditionally guaranteed the bonds. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary, SFUSA, by dividend or loan.
4	In November 2022, Sasol launched and priced an offering of US$750 million guaranteed senior unsecured convertible bonds due in 2027. The proceeds from the convertible bond were used primarily to repay a portion of the US$ term loan. The convertible bonds, subject to the receipt of the requisite approvals at a general meeting of the shareholders of Sasol, are convertible into ordinary shares of Sasol at the election of the holders if the Sasol share price appreciates above a specified conversion price (representing a conversion premium of 30%) ahead of the maturity of the bond. The convertible bonds can be settled in cash at the election of Sasol.
5	In May 2023, Sasol launched and priced a US$1 billion (R18,8 billion) bond, with a fixed interest rate of 8,75%, due in 2029. The bond is recognised in SFUSA. Sasol Limited has fully and unconditionally guaranteed the bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

Accounting policies:

Debt, which constitutes a financial liability, includes short-term and long-term debt. Debt is initially recognised at fair value, net of transaction costs incurred and is subsequently stated at amortised cost using the effective interest rate method. Debt is classified as short-term unless the borrowing entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Debt is derecognised when the obligation in the contract is discharged, cancelled or has expired. Premiums or discounts arising from the difference between the fair value of debt raised and the amount repayable at maturity date are charged to the income statement as finance expenses based on the effective interest rate method. A debt modification gain or loss is recognised immediately when a debt measured at amortised cost has been modified. The convertible bonds are hybrid financial instruments consisting of a non-derivative host representing the obligation to make interest payments and to deliver cash to the holder on redemption of the bond (‘the bond component’); and a conversion feature which is accounted for as an embedded derivative financial liability. The bond component was recognised at fair value at inception date. The fair value was determined by subtracting the fair value attributable to the embedded derivative from the fair value of the combined instrument. The bond component is measured subsequently at amortised cost using the effective interest rate of 8,5%. The option component is recognised as a derivative financial liability, measured at fair value, with changes in fair value recorded in profit or loss and reported separately in the statement of financial position in long-term financial liabilities.

Refer to note 37 for the accounting policies relating to embedded derivatives.

49 Sasol Annual Financial Statements 2023

15	Leases

			Plant,
			equipment	Mineral
	Land	Buildings	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Right of use assets
Carrying amount at 30 June 2022	217	5 180	7 231	1	12 629
Additions	1	410	967	—	1 378
Modifications and reassessments	(2)	28	324	—	350
Reclassification to assets	—	(65)	(46)	—	(111)
Translation of foreign operations	21	185	671	—	877
Terminations	—	(14)	(528)	—	(542)
Current year depreciation charge	(11)	(647)	(1 692)	—	(2 350)
Impairment of right of use assets (note 8)	(99)	(365)	(82)	—	(546)
Carrying amount at 30 June 2023	127	4 712	6 845	1	11 685

			Plant,
			equipment	Mineral
	Land	Buildings	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
Right of use assets
Carrying amount at 30 June 2021	241	5 153	7 508	1	12 903
Additions	1	674	900	2	1 577
Modifications and reassessments	—	(5)	(17)	—	(22)
Reclassification to held for sale	(28)	(42)	(39)	—	(109)
Translation of foreign operations	11	70	451	—	532
Terminations	—	(17)	(24)	—	(41)
Current year depreciation charge	(11)	(655)	(1 552)	(2)	(2 220)
Reversal of impairment of right of use assets (note 8)	3	2	4	—	9
Carrying amount at 30 June 2022	217	5 180	7 231	1	12 629

			Plant,
			equipment	Mineral
	Land	Buildings	and vehicles	assets	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm
2023
Cost	333	8 264	13 174	4	21 775
Accumulated depreciation and impairment	(206)	(3 552)	(6 329)	(3)	(10 090)
	127	4 712	6 845	1	11 685
2022
Cost	301	7 616	11 842	7	19 766
Accumulated depreciation and impairment	(84)	(2 436)	(4 611)	(6)	(7 137)
	217	5 180	7 231	1	12 629
2021
Cost	549	7 389	10 763	4	18 705
Accumulated depreciation and impairment	(308)	(2 236)	(3 255)	(3)	(5 802)
	241	5 153	7 508	1	12 903

50 Sasol Annual Financial Statements 2023

15Leases continued

		2023	2022
for the year ended 30 June	Note	Rm	Rm
Lease liabilities
Total long-term lease liabilities		14 382	14 266
Short-term portion (included in short-term debt)	16	1 915	1 768
		16 297	16 034
Reconciliation
Balance at beginning of year		16 034	15 677
New lease contracts		1 385	1 979
Payments made on lease liabilities		(2 269)	(2 264)
Modifications and reassessments		349	(23)
Interest accrued		293	453
Termination of lease liability		(517)	(63)
Transfer to disposal groups held for sale		—	(362)
Translation of foreign operations		1 022	637
Balance at end of year		16 297	16 034

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Amounts recognised in income statement
Interest expense (included in net finance cost)	1 451	1 357	1 488
Expense relating to short-term leases*	596	474	423
Expense relating to leases of low-value assets that are not shown above as short-term leases*	87	79	65
Expense relating to variable lease payments not included in lease liabilities (included in other operating expenses and income)*	49	32	58
Amounts recognised in statement of cash flows
Total cash outflow on leases	4 159	3 753	3 882
*	Included in cash paid to suppliers and employees in the statement of cash flows.

The Group leases a number of assets as part of its activities. These primarily include corporate office buildings in Sandton and Houston, rail yard, rail cars, retail convenience centres and storage facilities. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. A maturity analysis of lease liabilities is provided in note 37.

Areas of judgement:

Various factors are considered in assessing whether an arrangement contains a lease including whether a service contract includes the implicit right to substantially all of the economic benefits from assets used in providing the service and whether the Group directs how and for what purpose such assets are used. In performing this assessment, the Group considers decision-making rights that will most affect the economic benefits that will be derived from the use of the asset such as changing the type, timing, or quantity of output that is produced by the asset.

Incorporating optional lease periods where there is reasonable certainty that the option will be extended is subject to judgement and has an impact on the measurement of the lease liability and related right of use asset. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option, including consideration of the significance of the underlying asset to the operations and the expected remaining useful life of the operation where the leased asset is used.

51 Sasol Annual Financial Statements 2023

15	Leases continued

The incremental borrowing rate that the Group applies is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The estimation of the incremental borrowing rate is determined for each lease contract using the risk-free rate over a term matching that of the lease, adjusted for other factors such as the credit rating of the lessee, a country risk premium and the borrowing currency. A higher incremental borrowing rate would lead to the recognition of a lower lease liability and corresponding right of use asset.

The range of incremental borrowing rates of lease contracts entered into during the year are as follows:

Southern Africa	9,33 - 16,91% (2022: 4,96 - 14,38%)
North America	6,33 - 8,86% (2022: 1,46 - 5,77%)
Eurasia	2,33 - 11,73% (2022: 1,12 - 4,73%)

Accounting policies:

At contract inception all arrangements are assessed to determine whether it is, or contains, a lease. At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that depend on an index or a rate;
●	amounts expected to be paid under residual value guarantees;
●	the exercise price of a purchase option reasonably certain to be exercised;
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate; and
●	lease payments to be made under reasonably certain extension options.

Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are capitalised as part of the cost of inventories or assets under construction) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions.

After the commencement date, finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group applies the recognition exemptions to short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and leases of assets that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expenses over the lease term.

52 Sasol Annual Financial Statements 2023

15	Leases continued

Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

Right of use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right of use asset is depreciated over the underlying asset’s useful life. The depreciation charge is recognised in the income statement unless it is capitalised as part of the cost of inventories or assets under construction.

The right of use assets are also subject to impairment. Refer to the accounting policies in note 8 on Remeasurement items affecting profit or loss.

Where the Group transfers control of an asset to another entity (buyer-lessor) and leases that same asset back from the buyer-lessor, the Group derecognises the underlying asset and recognises a right-of-use asset at the proportion of the previous carrying amount of the transferred asset that relates to the right of use retained by the Group. The Group also recognises a lease liability measured at the present value of all expected future lease payments with the resulting gain or loss being included in remeasurement items.

16	Short-term debt

		2023	2022
for the year ended 30 June	Note	Rm	Rm
Short-term debt		79	82
Short-term portion of
long-term debt[1]	14	29 764	22 334
lease liabilities	15	1 915	1 768
		31 758	24 184
1	At 30 June 2023, R28 billion was classified as short-term, relating to the US$1,5 billion US Dollar bond that is repayable in March 2024. At 30 June 2022, R16 billion (US$1 billion) US Dollar bond as well as R2,2 billion relating to the DMTN were classified as short-term, these were repayable in November and August 2022 respectively.

53 Sasol Annual Financial Statements 2023

Capital allocation and utilisation

54 Sasol Annual Financial Statements 2023

Investing Activities

17	Property, plant and equipment

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction*	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2022	4 010	11 121	150 575	24 980	30 622	221 308
Additions	89	32	807	62	29 953	30 943
to sustain existing operations	89	32	732	62	23 549	24 464
to expand operations	—	—	75	—	6 404	6 479
Reduction in rehabilitation provisions capitalised (note 30)	—	—	(265)	(14)	(365)	(644)
Finance costs capitalised	—	—	—	—	1 074	1 074
Assets capitalised or reclassified	(33)	498	23 502	4 518	(28 697)	(212)
Reclassification to held for sale	(8)	(10)	(7)	—	—	(25)
Translation of foreign operations	577	1 298	18 817	—	534	21 226
Disposals and scrapping	(9)	(41)	(432)	(45)	(1 004)	(1 531)
Current year depreciation charge	—	(556)	(10 631)	(2 633)	—	(13 820)
Net impairment of property, plant and equipment (note 8)**	(34)	(1 084)	(13 190)	(12 859)	(5 680)	(32 847)
Carrying amount at 30 June 2023	4 592	11 258	169 176	14 009	26 437	225 472

*Includes intangible assets under construction.

**The reversal of impairment of the Tetramerization CGU relates predominantly to Plant, equipment and vehicles.

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction*	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Carrying amount at 30 June 2021	3 871	11 554	128 986	27 476	26 134	198 021
Additions	20	80	701	58	21 754	22 613
to sustain existing operations	20	75	671	58	20 091	20 915
to expand operations	—	5	30	—	1 663	1 698
Reduction in rehabilitation provisions capitalised (note 30)	—	—	(33)	(56)	(395)	(484)
Finance costs capitalised	—	—	—	—	740	740
Assets capitalised or reclassified	(170)	(445)	17 482	88	(17 203)	(248)
Reclassification to held for sale	(51)	(22)	(340)	—	(59)	(472)
Translation of foreign operations	407	908	13 527	—	195	15 037
Disposals and scrapping	(10)	(533)	(2 565)	(87)	(607)	(3 802)
Current year depreciation charge	—	(434)	(8 599)	(2 499)	—	(11 532)
Net impairment of property, plant and equipment (note 8)	(57)	13	1 416	—	63	1 435
Carrying amount at 30 June 2022	4 010	11 121	150 575	24 980	30 622	221 308
*	Includes intangible assets under construction.

55 Sasol Annual Financial Statements 2023

17	Property, plant and equipment continued

		Building	Plant,		Assets
		and	equipment	Mineral	under
	Land	improvements	and vehicles	assets	construction	Total
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
2023
Cost	5 023	24 252	399 595	53 259	26 437	508 566
Accumulated depreciation and impairment	(431)	(12 994)	(230 419)	(39 250)	—	(283 094)
	4 592	11 258	169 176	14 009	26 437	225 472
2022
Cost	4 357	21 466	356 420	49 388	30 622	462 253
Accumulated depreciation and impairment	(347)	(10 345)	(205 845)	(24 408)	—	(240 945)
	4 010	11 121	150 575	24 980	30 622	221 308
2021
Cost	4 145	20 462	334 432	47 606	26 134	432 779
Accumulated depreciation and impairment	(274)	(8 908)	(205 446)	(20 130)	—	(234 758)
	3 871	11 554	128 986	27 476	26 134	198 021

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Additions to property, plant and equipment (cash flow)
Current year additions	30 943	22 613	16 022
Adjustments for non-cash items	(217)	(20)	(77)
movement in environmental provisions capitalised	(50)	(20)	(77)
reduction in Area A5-A receivable (refer note 8)	(167)	—	—
Per the statement of cash flows	30 726	22 593	15 945

	2023	2022
for the year ended 30 June	Rm	Rm
Capital commitments (excluding equity accounted investments)

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	47 596	41 892
Authorised but not yet contracted for	34 246	35 830
Less expenditure to the end of year	(34 277)	(32 438)
	47 565	45 284

to sustain existing operations	35 749	30 805
to expand operations	11 816	14 479
Estimated expenditure
Within one year	30 941	27 719
One to five years	16 624	17 565
	47 565	45 284

56 Sasol Annual Financial Statements 2023

17Property, plant and equipment continued

Significant capital commitments and expenditure at 30 June comprise mainly of:

			Capital commitments		Capital expenditure
			2023	2022	2023	2022
Project	Project location	Business segment	Rm	Rm	Rm	Rm
Projects to sustain operations
Shutdown and major statutory maintenance	Various	Various	8 875	7 963	7 785	6 082
Environmental projects	Various	Various	6 497	3 449	2 295	1 520
Clean fuels II	Various	Fuels	3 134	2 632	1 284	893
Projects to expand operations
Environmental projects	South Africa	Fuels	—	640	389	—
Mozambique exploration and development	Mozambique	Gas	10 544	11 448	5 465	1 377

Areas of judgement:

The depreciation methods, estimated remaining useful lives and residual values are reviewed at least annually. The estimation of the useful lives of property, plant and equipment is based on historic performance as well as expectations about future use and the impact of climate change and therefore requires a significant degree of judgement to be applied by management. The remaining useful lives of property, plant and equipment have been reassessed considering the Group’s targeted reduction in GHG emissions and remain appropriate.

The following depreciation rates apply in the Group:

Buildings and improvements	1 - 17%, units of production over life of related reserve base
Retail convenience centres (included in buildings and improvements)	3 – 5%
Plant	2 – 50%
Equipment	3 – 91%
Vehicles	5 – 33%
Mineral assets	Units of production over life of related reserve base
Life-of-mine coal assets (included in mineral assets)	Units of production over life of related reserve base

Accounting policies:

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated.

When plant and equipment comprises major components with different useful lives, these components are accounted for as separate items.

Depreciation of mineral assets on producing oil and gas properties is based on the units-of-production method calculated using estimated proved developed reserves.

57 Sasol Annual Financial Statements 2023

17	Property, plant and equipment continued

Life-of-mine coal assets are depreciated using the units-of-production method and is based on proved and probable reserves assigned to that specific mine (accessible reserves) or complex which benefits from the utilisation of those assets. Other coal mining assets are depreciated on the straight-line method over their estimated useful lives.

Depreciation of property acquisition costs, capitalised as part of mineral assets in property, plant and equipment, is based on the units-of-production method calculated using estimated proved reserves.

Property, plant and equipment, other than mineral assets, is depreciated to its estimated residual value on a straight-line basis over its expected useful life.

Assets under construction

Assets under construction include land and expenditure capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment. The cost of self-constructed assets includes expenditure on materials, direct labour and an allocated proportion of project overheads. Cost also includes the estimated costs of dismantling and removing the assets and site rehabilitation costs to the extent that they relate to the construction of the asset as well as gains or losses on qualifying cash flow hedges attributable to that asset. When regular major inspections are a condition of continuing to operate an item of property, plant and equipment, and plant shutdown costs will be incurred, an estimate of these shutdown costs are included in the carrying value of the asset at initial recognition. Land acquired, as well as costs capitalised for work in progress in respect of activities to develop, expand or enhance items of property, plant and equipment are classified as part of assets under construction.

Finance expenses in respect of specific and general borrowings are capitalised against qualifying assets as part of assets under construction. Where funds are borrowed specifically for the purpose of acquiring or constructing a qualifying asset, the amount of finance expenses eligible for capitalisation on that asset is the actual finance expenses incurred on the borrowing during the period less any investment income on the temporary investment of those borrowings.

Where funds are made available from general borrowings and used for the purpose of acquiring or constructing qualifying assets, the amount of finance expenses eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on these assets. The capitalisation rate of 6,7% (2022 – 5,5)% is calculated as the weighted average of the interest rates applicable to the borrowings of the Group that are outstanding during the period, including borrowings made specifically for the purpose of obtaining qualifying assets once the specific qualifying asset is ready for its intended use. The amount of finance expenses capitalised will not exceed the amount of borrowing costs incurred.

58 Sasol Annual Financial Statements 2023

18	Long-term receivables and prepaid expenses

	2023	2022
for the year ended 30 June	Rm	Rm
Total long-term receivables	3 202	4 230
Impairment of long-term receivables*	(111)	(85)
Short-term portion	(288)	(1 122)
	2 803	3 023
Long-term prepaid expenses	237	187
	3 040	3 210
Comprising:
Long-term receivables (interest-bearing) - joint operations	683	584
Long-term loans	2 120	2 016
LCCP investment incentives	—	423
	2 803	3 023

The decrease in long-term receivables is as a result of repayments made during the year. There were no significant non-cash movements in long-term receivables and prepaid expenses during the year. Non-cash movements relate largely to foreign exchange differences.

*	Impairment of long-term loans and receivables

Long-term loans and receivables are considered for impairment under the expected credit loss model. Refer to note 37 for detail on the impairments recognised.

19	Equity accounted investments

At 30 June, the Group’s interest in equity accounted investments and the total carrying values were:

	Country of		Interest	2023	2022
Name	incorporation	Nature of activities	%	Rm	Rm
Joint ventures
ORYX GTL Limited	Qatar	GTL plant	49	10 693	8 920
Sasol Dyno Nobel (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	50	304	267
Associates
Enaex Africa (Pty) Ltd	South Africa	Manufacturing and distribution of explosives	23	402	309
The Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO)	South Africa	Owning and operating of the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	20	2 823	2 753
Other equity accounted investments			Various	582	435
Carrying value of investments				14 804	12 684

There are no significant restrictions on the ability of the joint ventures or associate to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

59 Sasol Annual Financial Statements 2023

19	Equity accounted investments continued

Impairment testing of equity accounted investments

Based on impairment indicators at each reporting date, impairment tests in respect of investments in joint ventures and associates are performed. The recoverable amount of the investment is compared to the carrying amount, as described in note 8, to calculate the impairment.

Summarised financial information for the Group’s share of equity accounted investments which are not material*

	2023	2022
for the year ended 30 June	Rm	Rm
Operating profit	218	114
Profit before tax	250	159
Taxation	(72)	(50)
Profit for the year	178	109
*	The financial information provided represents the Group’s share of the results of the equity accounted investments.

	2023	2022
Capital commitments relating to equity accounted investments	Rm	Rm

Capital commitments, excluding capitalised interest, include all projects for which specific board approval has been obtained up to the reporting date. Projects still under investigation for which specific board approvals have not yet been obtained are excluded from the following:

Authorised and contracted for	1 357	688
Authorised but not yet contracted for	972	884
Less: expenditure to the end of year	(981)	(562)
	1 348	1 010

Areas of judgement:

Joint ventures and associates are assessed for materiality in relation to the Group using a number of factors such as investment value, strategic importance and monitoring by those charged with governance.

ORYX GTL and ROMPCO are considered to be material as they are closely monitored by and reported on to the decision makers and are considered to be strategically material investments.

60 Sasol Annual Financial Statements 2023

19	Equity accounted investments continued

Summarised financial information for the Group’s material equity accounted investments

In accordance with the Group’s accounting policy, the results of joint ventures and associates are equity accounted. The information provided below represents the Group’s material joint venture and associate. The financial information presented includes the full financial position and results of the joint venture and includes intercompany transactions and balances.

Joint venture
ORYX GTL Limited
	2023	2022
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	14 621	13 723
Deferred tax asset	423	292
Cash and cash equivalents	2 897	4 208
Other current assets	7 905	7 775
Total assets	25 846	25 998
Non-current liabilities	751	704
Other current liabilities	1 629	4 594
Tax payable	1 642	2 496
Total liabilities	4 022	7 794
Net assets	21 824	18 204
Summarised income statement
Turnover	13 761	16 620
Depreciation and amortisation	(2 148)	(1 625)
Other operating expenses	(5 434)	(5 497)
Operating profit before interest and tax	6 179	9 498
Finance income	154	33
Finance cost	(43)	(42)
Profit before tax	6 290	9 489
Taxation	(2 193)	(3 329)
Profit and total comprehensive income for the year	4 097	6 160
The Group’s share of profits of equity accounted investment	2 007	3 019
49% share of profit before tax	3 082	4 650
Taxation	(1 075)	(1 631)

Reconciliation of summarised financial information
Net assets at the beginning of the year	18 204	19 039
Earnings before tax for the year	6 290	9 489
Taxation	(2 193)	(3 329)
Foreign exchange differences	2 934	2 438
Dividends paid[1]	(3 411)	(9 433)
Net assets at the end of the year	21 824	18 204
Carrying value of equity accounted investment	10 693	8 920
1	In 2022 ORYX GTL Limited declared a dividend of R4,6 billion (Sasol’s share) of which R3 billion was received by 30 June 2022.

The year-end for ORYX GTL Limited is 31 December, however the Group uses the financial information at 30 June.

The carrying value of the investment represents the Group’s interest in the net assets thereof.

61 Sasol Annual Financial Statements 2023

19	Equity accounted investments continued

	Associate
	The Republic of
	Mozambique Pipeline
	Investment Company
	(Pty) Ltd (ROMPCO)
	2023	2022
for the year ended 30 June	Rm	Rm
Summarised statement of financial position
Non-current assets	4 334	3 881
Cash and cash equivalents	1 070	1 056
Other current assets	613	373
Total assets	6 017	5 310
Non-current liabilities	736	812
Other current liabilities	116	125
Tax payable	493	51
Total liabilities	1 345	988
Net assets	4 672	4 322
Summarised income statement
Turnover	4 270	—
Depreciation and amortisation	(563)	—
Other operating expenses	(266)	—
Operating profit before interest and tax	3 441	—
Finance income	85	—
Finance cost	(10)	—
Profit before tax	3 516	—
Taxation	(1 330)	—
Earnings and total comprehensive income for the period	2 186	—
The Group’s share of profits of equity accounted investment	437	—
20% share of profit before tax	703	—
Taxation	(266)	—
Reconciliation of summarised financial information
Net assets at the beginning of the year	4 322	—
Acquisition	—	4 322
Earnings before tax for the year	3 516	—
Taxation	(1 330)	—
Other movements	140	—
Dividends paid	(1 976)	—
Net assets at the end of the year	4 672	4 322
Carrying value of equity accounted investment[1]	2 823	2 753
Historical net asset value	934	864
Fair value adjustment on acquisition of investment	1 889	1 889
1	Carrying value comprising 20% of historical net asset value, as well as the fair value adjustment on acquisition of investment.

The carrying value of the investment represents the Group’s interest in the net assets thereof.

Contingent liabilities

ORYX GTL Limited has disclosed a contingent liability for site decommissioning and restoration obligations relating to the leased land on which its facilities are located. Under the lease agreement, the lessor may require the company to remove the facilities from the land and to restore it to the condition in which it was delivered. There were no other contingent liabilities at 30 June relating to our joint ventures or associates.

62 Sasol Annual Financial Statements 2023

19Equity accounted investments continued

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Transactions with joint ventures and associates
Total sales and services rendered from subsidiaries to joint ventures and associates	3 667	2 737	2 635
Total purchases by subsidiaries from joint ventures and associates*	3 448	157	108

* Includes purchases from ROMPCO which is accounted for as an associate from 29 June 2022.

Accounting policies:

The financial results of associates and joint ventures are included in the Group’s results according to the equity method from acquisition date until the disposal date. Associates and joint ventures whose financial year-ends are within three months of 30 June are included in the consolidated financial statements using their most recently audited financial results. Adjustments are made to the associates’ and joint ventures financial results for material transactions and events in the intervening period.

63 Sasol Annual Financial Statements 2023

20	Interest in joint operations

At 30 June, the Group’s interest in material joint operations were:

			% of equity owned
			2023	2022
Name	Country of incorporation	Nature of activities	%	%
Louisiana Integrated Polyethylene JV LLC	United States of America	Manufactures ethylene and polyethylene chemicals	50	50
Natref	South Africa	Refining of crude oil	64	64

The information provided is Sasol’s share of joint operations (excluding unincorporated joint operations) and includes intercompany transactions and balances.

	Louisiana
	Integrated
	Polyethylene		Total	Total
	JV LLC*	Natref	2023	2022
for the year ended 30 June	Rm	Rm	Rm	Rm
Statement of financial position
External non-current assets	35 190	3 846	39 036	34 149
External current assets	1 123	414	1 537	1 357
Intercompany current assets	187	2	189	72
Total assets	36 500	4 262	40 762	35 578
Shareholders’ equity	35 482	304	35 786	31 081
Long-term liabilities	33	2 710	2 743	2 454
Interest-bearing current liabilities	12	168	180	237
Non-interest-bearing current liabilities	785	703	1 488	1 201
Intercompany current liabilities	188	377	565	605
Total equity and liabilities	36 500	4 262	40 762	35 578
*

The joint operation with LyondellBasell operates as a tolling arrangement. Sasol retains control of our portion of the goods during the toll processing, for which a fee is paid, and only recognises revenue when the finished goods are transferred to a final customer. Equistar, a subsidiary of LyondellBasell, acts as an independent agent, for a fee, to exclusively market and sell all of Sasol’s Linear low-density polyethylene and Low-density polyethylene produced by the joint operation to customers.

At 30 June 2023, the Group’s share of the total capital commitments of joint operations amounted to R1 155 million (2022 - R977 million).

Accounting policies:

The Group recognises its share of any jointly held or incurred assets, liabilities, revenues and expenses along with the Group’s income from the sale of its share of the output and any liabilities and expenses that the Group has incurred in relation to the joint operation. These have been incorporated in the financial statements under the appropriate headings.

64 Sasol Annual Financial Statements 2023

21	Interest in significant operating subsidiaries

Sasol Limited is the ultimate parent of the Sasol group of companies. Our wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, primarily holds our interests in companies incorporated outside of South Africa. The following table presents each of the Group’s significant subsidiaries (including direct and indirect holdings), the nature of activities, the percentage of shares of each subsidiary owned and the country of incorporation at 30 June 2023.

There are no significant restrictions on the ability of the Group’s subsidiaries to transfer funds to Sasol Limited in the form of cash dividends or repayment of loans or advances.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2023	2022
Significant operating subsidiaries
Direct
Sasol Mining Holdings (Pty) Ltd	South Africa	Holding company of the Group’s mining interests	100	100
Sasol Technology (Pty) Ltd	South Africa	Engineering services, research and development and technology transfer	100	100
Sasol Financing Limited	South Africa	Management of cash resources, investments and procurement of loans (for South African operations)	100	100
Sasol Investment Company (Pty) Ltd	South Africa	Holding company for foreign investments	100	100
Sasol South Africa Limited[1]	South Africa	Integrated petrochemicals and energy company	100	100
Sasol Middle East and India (Pty) Ltd	South Africa	Develop and implement international GTL and CTL ventures	100	100
Sasol Africa (Pty) Ltd	South Africa	Exploration, development, production, marketing and distribution of natural oil and gas and associated products	100	100
Sasol Oil (Pty) Ltd	South Africa	Marketing of fuels and lubricants	75	75
Sasol New Energy Holdings (Pty) Ltd	South Africa	Developing lower-carbon energy solutions	100	100
Sasol Venture Capital (Pty) Ltd	South Africa	Investment into new emerging technology areas	100	—
1	Sasol Khanyisa shareholders indirectly have an 18,4% shareholding in Sasol South Africa Limited. Once the Khanyisa funding is settled, the Sasol Khanyisa ordinary shares will be exchanged for Sasol BEE Ordinary (SOLBE1) shares listed on the empowerment segment of the JSE.

	Country of		% of equity owned
Name	incorporation	Nature of activities	2023	2022
Significant operating subsidiaries
Indirect
Sasol Financing International Limited	South Africa	Management of cash resources, investment and procurement of loans (for our foreign operations)	100	100
Sasol Germany GmbH	Germany	Production, marketing and distribution of chemical products	100	100
Sasol Italy SpA	Italy	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	100	100
Sasol Mining (Pty) Ltd	South Africa	Coal mining activities	90	90
Sasol Chemicals (USA) LLC	United States of America	Production, marketing and distribution of chemical products	100	100
Sasol Financing USA LLC	United States of America	Management of cash resources, investment and procurement of loans (for our North American operations)	100	100

Our other interests in subsidiaries are not considered significant.

Non-controlling interests

The Group has a number of subsidiaries with non-controlling interests, however none of them were material to the Statement of Financial position.

Areas of judgement:

The disclosure of subsidiaries is based on materiality taking into account the contribution to turnover, assets of the Group, and the way the business is managed and reported on.

65 Sasol Annual Financial Statements 2023

21	Interest in significant operating subsidiaries continued

Control is obtained when Sasol is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through our power over the subsidiary.

The financial results of all entities that have a functional currency different from the presentation currency of their parent entity are translated into the presentation currency. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the year except for significant individual transactions which are translated at the exchange rate ruling at that date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve until there is a disposal of the foreign operation. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal and included in remeasurement items.

Working capital

22	Inventories

	2023	2022
for the year ended 30 June	Rm	Rm
Carrying value
Crude oil and other raw materials	5 622	6 515
Process material	3 220	2 079
Maintenance materials	6 889	5 636
Work in progress	2 614	2 661
Manufactured products	23 658	23 988
Consignment inventory	202	231
	42 205	41 110

A net realisable value write-down of R948 million was recognised in 2023 (2022 – R451 million).

Inventory of R7 739 million (2022 – R1 803 million) is held at net realisable value. This relates mainly to manufactured products.

Accounting policies:

Inventories are stated at the lower of cost and net realisable value. Cost includes expenditure incurred in acquiring, manufacturing and transporting the inventory to its present location. Manufacturing costs include an allocated portion of production overheads which are directly attributable to the cost of manufacturing such inventory. The allocation is determined based on the greater of normal production capacity and actual production. The costs attributable to any inefficiencies in the production process are charged to the income statement as incurred.

By-products are incidental to the manufacturing processes, are usually produced as a consequence of the main product stream, and are immaterial to the Group. Revenue from sale of by-products is offset against the cost of the main products.

Cost is determined as follows:

Crude oil and other raw materials	First-in-first-out valuation method (FIFO)
Process, maintenance and other materials	Weighted average purchase price
Work-in-progress	Manufacturing costs incurred
Manufactured products including consignment inventory	Manufacturing costs according to FIFO

66 Sasol Annual Financial Statements 2023

23	Trade and other receivables

	2023	2022
for the year ended 30 June	Rm	Rm
Trade receivables[1]	27 296	32 778
Other receivables (financial assets)	4 082	4 546
Related party receivables — equity accounted investments[2]	289	2 074
Impairment of trade and other receivables*	(752)	(462)
	30 915	38 936
Other receivables (non-financial assets)[3]	355	2 571
Duties recoverable from customers	—	485
Prepaid expenses and other	2 507	2 115
Value added tax	2 128	2 564
	35 905	46 671
1	Decrease mainly as a result of lower sales volumes and prices at year end.
2	Included in 2022 related party receivables is a dividend receivable from ORYX GTL Limited of R1,6 billion.
3	In 2022 the Sasol Oil Slate balance reflected an under recovery of R2,6 billion mainly as a result of increased international crude oil prices coupled with a weak rand/US$ exchange rate. The slate balance was recovered through the Department of Mineral Resources and Energy’s slate levy mechanism (R1,7 billion) and under recoveries due to BFP price changes (R1,2 billion). For 2023 the slate balance is in an over-recovery position and is therefore recognised under Other payables (non-financial liabilities).

*Impairment of trade receivables

Trade receivables are considered for impairment under the expected credit loss model. Trade receivables are written off when there is no reasonable prospect that the customer will pay. Refer to note 37 for detail on the impairments recognised.

No individual customer represents more than 10% of the Group’s trade receivables.

Collateral

The Group holds no collateral over the trade receivables which can be sold or pledged to a third party.

Accounting policies:

Trade and other receivables are recognised initially at transaction price and subsequently stated at amortised cost using the effective interest rate method, less impairment losses. A simplified expected credit loss model is applied for recognition and measurement of impairments in trade receivables, where expected lifetime credit losses are recognised from initial recognition, with changes in loss allowances recognised in profit and loss. The Group did not use a provisional matrix. Trade and other receivables are written off where there is no reasonable expectation of recovering amounts due. The trade receivables do not contain a significant financing component.

67 Sasol Annual Financial Statements 2023

24	Trade and other payables

	2023	2022
for the year ended 30 June	Rm	Rm
Trade payables	26 311	26 888
Capital project related payables[1]	1 155	457
Accrued expenses	4 712	4 807
Other payables (financial liabilities)[2]	2 295	6 611
Related party payables	645	1 110
third parties	40	191
equity accounted investments	605	919

	35 118	39 873
Other payables (non-financial liabilities)[3]	9 228	9 037
Duties payable to revenue authorities	4 051	4 172
Value added tax	121	473
	48 518	53 555
1	Increase mainly due to ramp up of development cost on the Production Sharing Agreement (PSA) project in Mozambique.
2	In 2022 other payables (financial liabilities) included payables for mainly crude oil derivatives that settled out of the money.
3	Other payables (non-financial liabilities) include employee-related payables.

Accounting policies:

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost. Capital project related payables are excluded from working capital, as the nature and risks of these payables are not considered to be aligned to operational trade payables.

25	Decrease/(increase) in working capital

	2023	2022	2021
	Rm	Rm	Rm
Decrease/(increase) in inventories	1 913	(12 281)	(4 872)
Decrease/(increase) in trade receivables	9 002	(9 414)	(7 198)
(Decrease)/increase in trade payables	(2 865)	10 159	4 916
Decrease/(increase) in working capital	8 050	(11 536)	(7 154)

68 Sasol Annual Financial Statements 2023

Cash management

26	Cash and cash equivalents

	2023	2022
for the year ended 30 June	Rm	Rm
Cash and cash equivalents	51 214	40 577
Restricted cash and cash equivalents	2 712	2 563
	53 926	43 140
Bank overdraft	(159)	(173)
Per the statement of cash flows	53 767	42 967
Cash by currency
Rand	31 155	27 122
Euro	3 457	2 835
US dollar	18 478	12 289
Other currencies	677	721
	53 767	42 967

Included in restricted cash and cash equivalents are cash in respect of various special purpose entities and joint operations in the Group for use within those entities.

Accounting policies:

Cash includes cash on hand and demand deposits that can be withdrawn at any time without prior notice or penalty.

Cash equivalents include short-term highly liquid investments with a maturity period of three months or less at date of purchase.

Cash restricted for use comprises cash and cash equivalents which are not available for general use by the Group, including amounts held in escrow, trust or other separate bank accounts.

Cash, cash equivalents and cash restricted for use are stated at carrying amount which is deemed to be fair value.

Bank overdrafts that are repayable on demand and that are integral to the Group's cash management are offset against cash and cash equivalents in the statement of cash flows.

The Statement of cash flows is presented on the direct method. Notes are supplied as supplemental information to the Statement of cash flows. Finance income and expenses and dividends received and paid are presented under operating activities in the Statement of cash flows.

27	Cash generated by operating activities

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
Cash flow from operations	28	56 587	67 674	52 268
Decrease/(increase) in working capital	25	8 050	(11 536)	(7 154)
		64 637	56 138	45 114

69 Sasol Annual Financial Statements 2023

28	Cash flow from operations

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm
Earnings before interest and tax (EBIT)		21 520	61 417	16 619
Adjusted for
share of profits of equity accounted investments		(2 623)	(3 128)	(814)
equity-settled share-based payment	33	1 033	1 164	1 927
depreciation and amortisation		16 491	14 073	17 644
effect of remeasurement items	8	33 898	(9 903)	23 218
movement in long-term provisions
income statement charge	30	(718)	643	(3)
utilisation	30	(811)	(310)	(388)
movement in short-term provisions		(261)	(2 182)	2 839
movement in post-retirement benefits		381	443	880
translation effects		(1 821)	(886)	(5 047)
write-down of inventories to net realisable value		948	451	83
movement in financial assets and liabilities		(6 708)	2 760	(4 225)
movement in other receivables and payables		(5 205)	3 223	(240)
other non-cash movements		463	(91)	(225)
		56 587	67 674	52 268

29	Dividends paid

	2023	2022	2021
for the year ended 30 June	Rm	Rm	Rm
Final dividend — prior year	9 295	23	16
Interim dividend — current year	4 459	26	30
	13 754	49	46
Forecast cash flow on final dividend — current year	6 407

The forecast cash flow on the final dividend is calculated based on the net number of Sasol ordinary shares and BEE ordinary shares in issue at 30 June 2023 of 641 million. The actual dividend payment will be determined on the record date of 12 September 2023.

70 Sasol Annual Financial Statements 2023

Provisions and reserves

Provisions	72

Long-term provisions	72

Short-term provisions	73

Post-retirement benefit obligations	75

Reserves	85

Share-based payment reserve	85

71 Sasol Annual Financial Statements 2023

Provisions

30	Long-term provisions

	Environmental	Other	Total
	2023	2023	2023
for the year ended 30 June	Rm	Rm	Rm
Balance at beginning of year	17 207	808	18 015
Capitalised to property, plant and equipment	50	—	50
Reduction in rehabilitation provision capitalised[1]	(644)	—	(644)
Per the income statement	(708)	(10)	(718)
additional provisions and changes to existing provisions	121	(1)	120
reversal of unutilised amounts	(36)	—	(36)
effect of change in discount rate	(793)	(9)	(802)
Notional interest	1 099	10	1 109
Utilised during year (cash flow)	(741)	(70)	(811)
Translation of foreign operations	172	88	260
Foreign exchange differences recognised in income statement	858	13	871
Balance at end of year	17 293	839	18 132
1	Decrease in rehabilitation provision capitalised in 2023 relates primarily to an increase in discount rates.

		2023	2022
for the year ended 30 June	Note	Rm	Rm
Expected timing of future cash flows
Within one year		2 601	1 465
One to five years		6 060	5 429
More than five years		9 471	11 121
		18 132	18 015
Short-term portion	31	(2 601)	(1 465)
Long-term provisions		15 531	16 550
Estimated undiscounted obligation*		114 986	105 792
*	Increase relates mainly to a reassessment of cost estimates and volumes used in the environmental provisions.

Environmental provisions

In accordance with the Group’s published environmental policy and applicable legislation, a provision for rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled.

The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas and petrochemical sites. The amount provided is calculated based on currently available facts and applicable legislation.

72 Sasol Annual Financial Statements 2023

30	Long-term provisions continued

In line with the requirements of the legislation of South Africa, the utilisation of certain investments is restricted for mining rehabilitation purposes. These investments amounted to R749 million (2022 – R700 million). In addition, indemnities of R2 527 million (2022 – R2 314 million) are in place.

The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation.

	2023	2022
for the year ended 30 June	%	%
South Africa	8,7 to 10,9	6,6 to 10,1
Europe	2,0 to 4,0	0,6 to 2,4
United States of America	2,7 to 5,7	2,2 to 3,3

	2023	2022
for the year ended 30 June	Rm	Rm
A 1% point change in the discount rate would have the following effect on the long-term provisions recognised
Increase in the discount rate	(4 250)	(4 405)
amount capitalised to property, plant and equipment	(858)	(1 237)
income recognised in income statement	(3 392)	(3 168)
Decrease in the discount rate	5 338	5 474
amount capitalised to property, plant and equipment	1 518	1 646
expense recognised in income statement	3 820	3 828

31	Short-term provisions

		2023	2022
for the year ended 30 June	Note	Rm	Rm
Other provisions[1]		1 005	1 126
Short-term portion of
long-term provisions	30	2 601	1 465
post-retirement benefit obligations	32	713	553
		4 319	3 144
1	Includes emission right provisions of R605 million (2022 – R609 million).

73 Sasol Annual Financial Statements 2023

31	Short-term provisions continued

Accounting policies:

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to the income statement. The increase in discounted long-term provisions as a result of the passage of time is recognised as a finance expense in the income statement.

The estimated present value of future decommissioning costs, taking into account current environmental and regulatory requirements, is capitalised as part of property, plant and equipment, to the extent that they relate to the construction of the asset, and the related provisions are raised. These estimates are reviewed at least annually.

Deferred tax is recognised on the temporary differences in relation to both the asset to which the obligation relates to and rehabilitation provision.

Termination benefits are recognised as a liability at the earlier of the date of recognition of restructuring costs or when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits that are expected to be wholly settled more than 12 months after the end of the reporting period are discounted to their present value.

Areas of judgement:

The determination of long-term provisions, in particular environmental provisions, remains a key area where management’s judgement is required. Estimating the future cost of these obligations is complex and requires management to make estimates and judgements because most of the obligations will only be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions could also be influenced by changing technologies and political, environmental, safety, business and statutory considerations as well as the period in which it will be settled. The pace of transition to a low carbon economy will impact the anticipated time period over which decommissioning liabilities are expected to be incurred in future.

74 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations

		Non-current		Current		Total
		2023	2022	2023	2022	2023	2022
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement healthcare obligations	32.1
South Africa		3 286	3 300	281	256	3 567	3 556
United States of America		241	228	19	20	260	248
		3 527	3 528	300	276	3 827	3 804
Pension obligations	32.2
Foreign — post-retirement benefit obligation		7 816	6 535	413	277	8 229	6 812
Total post-retirement benefit obligations		11 343	10 063	713	553	12 056	10 616

Pension assets	32.2
South Africa — post-retirement benefit asset		(84)	(64)	—	—	(84)	(64)
Foreign — post-retirement benefit asset		(700)	(569)	—	—	(700)	(569)
Total post-retirement benefit assets		(784)	(633)	—	—	(784)	(633)
Net pension obligations		7 032	5 902	413	277	7 445	6 179

		Loss/(gain) recognised in the income			Loss/(gain) recognised in other
		statement			comprehensive income
		2023	2022	2021	2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm	Rm	Rm	Rm
Post-retirement benefit obligations
Post-retirement healthcare obligations	32.1	477	442	407	(222)	(131)	201
Pension benefits - projected benefit obligation	32.2	9 310	7 934	7 248	(1 835)	(3 184)	5 715
Pension benefits - plan asset of funded obligation	32.2	(8 259)	(6 699)	(6 115)	2 884	(963)	(7 062)
Interest on asset limitation		712	396	357	—	—	—
Net movement on asset limitation and reimbursive right		—	—	—	(1 254)	1 863	312
		2 240	2 073	1 897	(427)	(2 415)	(834)

The Group provides post-retirement medical and pension benefits to certain of its retirees, principally in South Africa, Europe and the United States of America. Generally, medical cover provides for a specified percentage of most medical expenses, subject to pre-set rules and maximum amounts. Pension benefits are payable in the form of retirement, disability and surviving dependent pensions. The medical benefits are unfunded. The pension benefits in South Africa are funded. In the United States of America certain of our Pension Funds are funded.

75 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued

Accounting policies:

The Group operates or contributes to defined contribution pension plans and defined benefit pension plans for its employees in certain of the countries in which it operates. These plans are generally funded through payments to trustee-administered funds as determined by annual actuarial calculations.

Defined contribution pension plans are plans under which the Group pays fixed contributions into a separate legal entity and has no legal or constructive obligation to pay further amounts. Contributions to defined contribution pension plans are charged to the income statement as an employee expense in the period in which the related services are rendered by the employee.

The Group’s net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to members in return for services rendered to date.

This future benefit is discounted to determine its present value, using discount rates based on government bonds for South African obligations, and corporate bonds in Europe and the US, that have maturity dates approximating the terms of the Group’s obligations and which are denominated in the currency in which the benefits are expected to be paid. Independent actuaries perform this calculation annually using the projected unit credit method.

Defined contribution members employed before 2009 have an option to purchase a defined benefit pension with their member share. This option gives rise to actuarial risk, and as such, these members are accounted for as part of the defined benefit fund and are disclosed as such.

Past service costs are charged to the income statement at the earlier of the following dates:

●	when the plan amendment or curtailment occurs; or
●	when the Group recognises related restructuring costs or termination benefits.

Actuarial gains and losses arising from experience adjustments and changes to actuarial assumptions, the return on plan assets (excluding amounts included in net interest on the defined benefit liability/(asset)) and any changes in the effect of the asset ceiling (excluding amounts included in net interest on the defined benefit liability/(asset)) are remeasurements that are recognised in other comprehensive income in the period in which they arise.

Where the plan assets exceed the gross obligation, the asset recognised is limited to the lower of the surplus in the defined benefit plan and the asset ceiling, determined using a discount rate based on government bonds.

Surpluses and deficits in the various plans are not offset.

76 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued

The entitlement to healthcare benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. Independent actuaries perform the calculation of this obligation annually.

	Healthcare benefits	Pension benefits
Last actuarial valuation — South Africa	31 March 2023	31 March 2023
Last actuarial valuation — United States of America	30 June 2023	30 June 2023
Last actuarial valuation — Europe	n/a	30 April 2023
Full/interim valuation	Full	Full
Valuation method adopted	Projected unit credit	Projected unit credit

The plans have been assessed by the actuaries and have been found to be in sound financial positions.

Principal actuarial assumptions

Weighted average assumptions used in performing actuarial valuations determined in consultation with independent actuaries.

			United States of
	South Africa		America				Europe
	2023	2022	2023		2022		2023	2022
at valuation date	%	%	%		%		%	%
Healthcare cost inflation	7,5	7,5	n/a	*	n/a	*	n/a	n/a
Discount rate — post-retirement medical benefits	13,0	12,4	4,9		4,3		n/a	n/a
Discount rate — pension benefits	12,9	12,4	4,9		4,2		3,7	2,5
Pension increase assumption	5,8	5,1	n/a	**	n/a	**	2,2	2,2
Average salary increases	5,5	5,5	4,2		4,2		3,2	3,2
Weighted average duration of the obligation — post-retirement medical obligation	13 years	14 years	10 years		10 years		n/a	n/a
Weighted average duration of the obligation — pension obligation	11 years	12 years	4 years		4 years		15 years	16 years

*

The healthcare cost inflation rate in respect of the plans for the United States of America is capped. All additional future increases due to the healthcare cost inflation will be borne by the participants.

**	There are no automatic pension increases for the United States of America pension plan.

Assumptions regarding future mortality are based on published statistics and mortality tables.

77 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued
32.1	Post-retirement healthcare obligations

In South Africa, certain healthcare and life assurance benefits are provided to South African employees hired prior to 1 January 1998, who retire and satisfy the necessary requirements of the medical fund.

Reconciliation of the total post-retirement healthcare obligation recognised in the statement of financial position

	South Africa		United States of America		Total
	2023	2022	2023	2022	2023	2022
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Total post-retirement healthcare obligation at beginning of year	3 556	3 456	248	257	3 804	3 713
Movements recognised in the income statement:	452	421	25	21	477	442
current service cost	25	30	13	14	38	44
interest cost	427	391	12	7	439	398
Actuarial (gains)/losses recognised in other comprehensive income:	(191)	(91)	(31)	(40)	(222)	(131)
arising from changes in financial assumptions	(197)	(284)	(14)	(41)	(211)	(325)
arising from changes in actuarial experience	6	193	(17)	1	(11)	194
Benefits paid	(250)	(230)	(19)	(22)	(269)	(252)
Translation of foreign operations	—	—	37	32	37	32
Total post-retirement healthcare obligation at end of year	3 567	3 556	260	248	3 827	3 804

The sensitivity analysis is performed in order to assess how the post-retirement healthcare obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		United States of America
	2023	2022	2023		2022
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions:
Increase in the healthcare cost inflation	361	387	—	*	—	*
Decrease in the healthcare cost inflation	(310)	(325)	—	*	—	*
Increase in the discount rate	(293)	(309)	(22)		(21)
Decrease in the discount rate	346	373	27		28
*

A change in the healthcare cost inflation for the United States of America will not have an effect on the above components or the obligation as the employer’s cost is capped and all future increases due to the healthcare cost inflation are borne by the participants. There are no automatic pension increases for the United States of America pension plan.

A change in the pension increase assumption will not have an effect on the above obligation. In South Africa the post-retirement benefit contributions are linked to medical aid inflation and based on a percentage of income or pension. Where pension increases differ from medical aid inflation, the difference will need to be allowed for in a change in the percentage of income or pension charged.

The sensitivities may not be representative of the actual change in the post-retirement healthcare obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

Healthcare cost inflation risk

Healthcare cost inflation is consumer price index inflation plus two percentage points over the long term. An increase in healthcare cost inflation will increase the obligation of the plan.

78 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued
32.1	Post-retirement healthcare obligations continued

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate will increase the obligation of the plan.

Pension increase risk

The South African healthcare plan is linked to pension benefits paid, which are to some extent linked to inflation. Accordingly, increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

32.2	Pension benefits

South African operations

Background

In 1994, all members were given the choice to voluntarily transfer to the newly established defined contribution section of the pension fund and approximately 99% of contributing members chose to transfer to the defined contribution section.

Defined benefit option for defined contribution members

In terms of the rules of the fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the Group is exposed to actuarial risk. In terms of IAS 19, the classification requirements stipulate that where an employer is exposed to any actuarial risk, the fund must be classified as a defined benefit plan.

Fund assets

The assets of the fund are held separately from those of the Company in a trustee administered fund, registered in terms of the South African Pension Funds Act, 24 of 1956. Included in the fund assets at 31 March 2023 are 2 080 048 (2022 – 2 077 048) Sasol ordinary shares valued at R485 million (2022 – R772 million) at year-end purchased under terms of an approved investment strategy, and property valued at R1 533 million (2022 – R1 533 million) that is currently occupied by Sasol.

Membership

A significant number of employees are covered by union sponsored, collectively bargained, and in some cases, multi-employer defined contribution pension plans. Information from the administrators of these plans offering defined benefits is not sufficient to permit the Company to determine its share, if any, of any unfunded vested benefits.

79 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued
32.2	Pension benefits continued

Pension fund assets

The assets of the pension funds are invested as follows:

	South Africa		United States of America
	2023	2022	2023	2022
at 30 June	%	%	%	%
Equities	52	55	35	35
resources	7	7	6	5
industrials	4	3	4	4
consumer discretionary	9	9	4	4
consumer staples	7	7	2	2
healthcare	5	5	4	4
information technologies	7	8	8	8
telecommunications	2	4	2	3
financials (ex real estate)	11	12	5	5
Fixed interest	19	18	39	40
Direct property	11	10	9	9
Listed property	3	3	—	—
Cash and cash equivalents	3	2	—	—
Third party managed assets	11	11	—	—
Other	1	1	17	16
Total	100	100	100	100

The pension fund assets are measured at fair value at valuation date. The fair value of equity has been calculated by reference to quoted prices in an active market. The fair value of property and other assets has been determined by performing market valuations and using other valuation techniques at the end of each reporting period.

80 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued
32.2	Pension benefits continued

Investment strategy

The trustees target the plans’ asset allocation within the following ranges within each asset class:

	South Africa¹		United States of America
	Minimum	Maximum	Minimum	Maximum
Asset classes	%	%	%	%
Equities
local	25	35	—	100
foreign	25	35	—	100
Fixed interest	10	25	—	100
Property	10	20	—	100
Other	—	15	—	100
1	Members of the defined contribution scheme have a choice of four investment portfolios. The portion of fund assets invested in each portfolio is 0,4%, 96,8%, 1,9% and 0,9% for the low risk portfolio, moderate balanced portfolio, aggressive balanced portfolio and money market portfolio, respectively. Defined benefit members’ funds are invested in the moderate balanced portfolio. The money market portfolio is restricted to active members from age 55. The targeted allocation disclosed represents the moderate balanced investment portfolio which the majority of the members of the scheme have adopted.

The trustees of the respective funds monitor investment performance and portfolio characteristics on a regular basis to ensure that managers are meeting expectations with respect to their investment approach. There are restrictions and controls placed on managers in this regard.

Reconciliation of the projected net pension liability/(asset) recognised in the statement of financial position

	South Africa		Foreign		Total
	2023	2022	2023	2022	2023	2022
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation (funded)	64 049	60 478	3 778	3 218	67 827	63 696
defined benefit portion	30 632	29 569	3 778	3 218	34 410	32 787
defined benefit option for defined contribution members	33 417	30 909	—	—	33 417	30 909
Plan assets	(69 291)	(66 284)	(4 478)	(3 787)	(73 769)	(70 071)
defined benefit portion	(35 874)	(35 375)	(4 478)	(3 787)	(40 352)	(39 162)
defined benefit option for defined contribution members	(33 417)	(30 909)	—	—	(33 417)	(30 909)
Projected benefit obligation (unfunded)	—	—	8 229	6 812	8 229	6 812
Asset not recognised due to asset limitation	5 158	5 742	—	—	5 158	5 742
Net liability/(asset) recognised	(84)	(64)	7 529	6 243	7 445	6 179

81 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued
32.2	Pension benefits continued

The decrease of R1 296 million in the asset limitation (2022 – increase of R1 775 million) was recognised as a gain (2022 – loss) in other comprehensive income while interest expense thereon of R712 million (2022 – R396 million) was recognised in the income statement.

The obligation which arises for the defined contribution members with the option to purchase into the defined benefit fund is limited to the assets that they have accumulated until retirement date. However, after retirement date, there is actuarial risk associated with the members as full defined benefit members.

Based on the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the Group has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The remaining estimated surplus due to the Company amounted to approximately R84 million (2022 — R64 million) and has been included in the pension asset recognised in the current year.

Investment risk

The actuarial valuation assumes certain asset returns on invested assets. If actual returns on plan assets are below the assumption, this may lead to a strain on the fund, which, over time, may lead to a plan deficit. In order to mitigate the concentration risk, the fund assets are invested across equity securities, property securities and debt securities. Given the long-term nature of the obligations, it is considered appropriate that investment is made in equities and real estate to improve the return generated by the fund. These may result in improved pension benefits to members.

Pension increase risk

Benefits in these plans are to some extent linked to inflation so increased inflation levels represent a risk that could increase the cost of paying the funds committed to benefits. This risk is mitigated as pension benefits are subject to affordability.

Discount rate risk

The discount rate is derived from prevailing bond yields. A decrease in the discount rate used will increase the obligation of the plan.

Other

Changes in other assumptions used could also affect the measured liabilities. There is also a regulatory risk as well as foreign funds under the jurisdiction of other countries. To the extent that governments can change the regulatory frameworks, there may be a risk that minimum benefits or minimum pension increases may be instituted, increasing the associated cost for the fund.

82 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued
32.2	Pension benefits continued

Reconciliation of projected benefit obligation

	South Africa		Foreign		Total
	2023	2022	2023	2022	2023	2022
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Projected benefit obligation at beginning of year	60 478	57 054	10 030	13 268	70 508	70 322
Movements recognised in income statement:	8 426	7 326	884	608	9 310	7 934
current service cost	1 066	1 115	498	434	1 564	1 549
interest cost	7 360	6 211	386	174	7 746	6 385
Actuarial (gains)/losses recognised in other comprehensive income:	(1 482)	(533)	(353)	(2 651)	(1 835)	(3 184)
arising from changes in financial assumptions	421	(2 133)	(562)	(2 654)	(141)	(4 787)
arising from change in actuarial experience	(1 903)	1 600	209	3	(1 694)	1 603
Member contributions	562	536	—	—	562	536
Benefits paid	(3 935)	(3 905)	(450)	(496)	(4 385)	(4 401)
Disposal of business[1]	—	—	—	(1 223)	—	(1 223)
Translation of foreign operations	—	—	1 896	524	1 896	524
Projected benefit obligation at end of year	64 049	60 478	12 007	10 030	76 056	70 508

unfunded obligation[2]	—	—	8 229	6 812	8 229	6 812
funded obligation	64 049	60 478	3 778	3 218	67 827	63 696
1	Relates to the disposal of Sasol’s European wax business in Germany in the prior year.
2	Certain of the foreign defined benefit plans have reimbursement rights under contractually agreed legal binding terms that match the amount and timing of some of the benefits payable under the plan. This reimbursive right has been recognised in long-term receivables at fair value of R137 million (2022 – R135 million). A loss of R42 million (2022 – R88 million) has been recognised as a loss in other comprehensive income in respect of the reimbursive right offset by the translation impact of the weakening Rand.

83 Sasol Annual Financial Statements 2023

32	Post-retirement benefit obligations continued
32.2	Pension benefits continued

Reconciliation of plan assets of funded obligation

	South Africa		Foreign		Total
	2023	2022	2023	2022	2023	2022
for the year ended 30 June	Rm	Rm	Rm	Rm	Rm	Rm
Fair value of plan assets at beginning of year	66 284	60 671	3 787	3 732	70 071	64 403
Movements recognised in income statement:	8 084	6 610	175	89	8 259	6 699
interest income	8 084	6 610	175	89	8 259	6 699
Actuarial (losses)/gains recognised in other comprehensive income:	(2 939)	1 200	55	(237)	(2 884)	963
arising from return on plan assets (excluding interest income)	(2 939)	1 200	55	(237)	(2 884)	963
Plan participant contributions[1]	562	536	—	—	562	536
Employer contributions[1]	1 235	1 172	71	27	1 306	1 199
Benefit payments	(3 935)	(3 905)	(212)	(312)	(4 147)	(4 217)
Translation of foreign operations	—	—	602	488	602	488
Fair value of plan assets at end of year	69 291	66 284	4 478	3 787	73 769	70 071
Actual return on plan assets	5 145	7 810	231	(148)	5 376	7 662
1	Contributions, for the defined contribution section, are paid by the members and Sasol at fixed rates.

Contributions

Funding is based on actuarially determined contributions. The following table sets forth the projected pension contributions of funded obligations for the 2024 financial year.

	South Africa	Foreign
	Rm	Rm
Pension contributions	1 305	75

Sensitivity analysis

A sensitivity analysis is performed in order to assess how the post-retirement pension obligation would be affected by changes in the actuarial assumptions underpinning the calculation.

	South Africa		Foreign
	2023	2022	2023		2022
for the year ended 30 June	Rm	Rm	Rm		Rm
1% point change in actuarial assumptions
Increase in average salaries increase assumption	5	6	297		312
Decrease in average salaries increase assumption	(5)	(6)	(227)		(271)
Increase in the discount rate	(1 251)	(1 161)	(1 169)		(1 199)
Decrease in the discount rate	1 471	1 364	1 445		1 507
Increase in the pension increase assumption	1 561	1 453	897	*	929	*
Decrease in the pension increase assumption	(1 354)	(1 261)	(690)	*	(737)	*
*

This sensitivity analysis relates only to the Europe obligations as there are no automatic pension increases for the United States of America pension plan, and thus it is not one of the inputs utilised in calculating the obligation.

The sensitivities may not be representative of the actual change in the post-retirement pension obligation, as it is unlikely that the changes would occur in isolation of one another, and some of the assumptions may be correlated.

84 Sasol Annual Financial Statements 2023

Reserves

33	Share-based payment reserve

		2023	2022	2021
for the year ended 30 June	Note	Rm	Rm	Rm

During the year, the following share-based payment expense was recognised in the income statement relating to the equity-settled share-based payment schemes:
Long-term incentives	33.1	909	1 001	1 042
Sasol Khanyisa Employee Share Ownership Plan (ESOP)	33.2	124	163	885
Tier 1 — Eligible Inzalo participants		—	—	567
Tier 2 — Qualifying employees		124	163	318

Equity-settled — recognised directly in equity		1 033	1 164	1 927

33.1	Long-term incentive plans

The objective of the Sasol Long-Term Incentive (LTI) plans is to provide qualifying senior employees the opportunity of receiving an incentive linked to the value of Sasol Limited ordinary shares and to align the interest of participants with the interest of shareholders. The LTI plans allow certain senior employees to earn a long-term incentive amount subject to the achievement of vesting conditions. Allocations of the LTI are linked to the performance of both the Group and the individual. The employer companies make a cash contribution to an independent service provider to enable this ownership plan.

In terms of the 2016 plan, LTIs which have not yet vested will lapse on resignation. On death, unvested LTIs vest immediately. For terminations due to retrenchment or retirement, vesting depends on the role category of the participant. Accelerated vesting does not apply to top management. The standard vesting period is three years, with the exception of top management, who have a three and five year vesting period for 50% of the awards respectively. Restricted LTIs offered to members of the Group Executive Committee (GEC), have 5-year vesting period.

In November 2022, shareholders approved the 2022 Sasol LTI plan to replace the 2016 plan. The 2022 plan mirrors the 2016 plan except for the following changes:

●	the enforcement of minimum shareholding requirements for Executive Vice Presidents (EVPs);
●	the introduction of post-employment shareholding requirements for EVPs;
●	the removal of accelerated vesting of awards except in the event of the death of a participant; and
●	the removal of the service penalty in respect of good leavers who have been employed for more than 270 days from award date.

85 Sasol Annual Financial Statements 2023

33	Share-based payment reserve continued
33.1	Long-term incentive plans continued

The maximum number of shares issued under the 2022 plan may not exceed 32 million representing 5% of Sasol Limited’s issued share capital at the time of approval.

		Weighted average
	Number of	fair value
Movements in the number of incentives outstanding	incentives	Rand
Balance at 30 June 2021	13 472 670	256,68
LTIs granted	3 822 529	246,26
LTIs exercised	(1 488 900)	461,96
Effect of CPTs and LTIs forfeited	(1 544 102)	351,79
Balance at 30 June 2022	14 262 197	222,16
LTIs granted	3 179 896	322,43
LTIs exercised*	(4 862 497)	280,69
Effect of CPTs and LTIs forfeited	(655 706)	244,41
Balance at 30 June 2023**	11 923 890	223,80
*	LTIs exercised in 2023 include 2 415 744 LTIs that were issued in October 2019 to qualifying employees who did not receive short-term incentives due to cash conservation measures.
**	The incentives outstanding as at 30 June 2023 have a weighted average remaining vesting period of 1,3 years (2022: 1,4 years). The exercise price of these options is Rnil.

	2023	2022
for year ended 30 June	Rand	Rand
Average weighted market price of LTIs vested	300,94	230,48

Average fair value of incentives granted		2023	2022
Model		Monte-Carlo	Monte-Carlo
Risk-free interest rate — Rand	(%)	6,76 - 8,21	4,96 – 7,28
Risk-free interest rate — US$	(%)	1,45 - 2,37	0,32 – 1,45
Expected volatility	(%)	50,24	78,67
Expected dividend yield	(%)	6,37	2,90
Expected forfeiture rate	(%)	5	5
Expected vesting percentage	(%)	98,65	97,27
Vesting period — top management		3/5 years	3/5 years
Vesting period — all other participants		3 years	3 years

86 Sasol Annual Financial Statements 2023

33	Share-based payment reserve continued
33.1	Long-term incentive plans continued

Accounting policies:

The equity-settled schemes allow certain employees the right to receive ordinary shares in Sasol Limited after a prescribed period. Such equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity-settled share-based payments is charged as employee costs, with a corresponding increase in equity, on a straight-line basis over the period that the employees become unconditionally entitled to the shares, based on management’s estimate of the shares that will vest and adjusted for the effect of non-market-based vesting conditions. These equity-settled share-based payments are not subsequently revalued.

Areas of judgement:

The valuation of the share-based payment expense requires a significant degree of judgement to be applied by management.

The risk-free rate for periods within the contractual term of the rights is based on the Rand and US$ swap curve in effect at the time of the valuation of the grant.

The expected volatility in the value of the rights granted is determined using the historical volatility of the Sasol share price.

The expected dividend yield of the rights granted is determined using expected dividend payments of the Sasol ordinary shares.

The overall expected vesting percentage takes into consideration service, market and non-market conditions.

33.2	The Sasol Khanyisa share transaction

Sasol Khanyisa was implemented on 1 June 2018. Sasol Khanyisa has been designed to comply with the revised B-BBEE legislation in South Africa and seeks to ensure ongoing and sustainable B-BBEE ownership credentials for Sasol Limited.

Sasol Khanyisa contains a number of elements structured at both a Sasol Limited and at a subsidiary level, Sasol South Africa Limited (SSA) which is a wholly-owned subsidiary of Sasol Limited and houses the majority of the Group’s South African operations. Sasol Khanyisa Tier 1 was concluded in 2021.

At the end of 10 years, or earlier if the underlying funding has been settled, the participants in Khanyisa Tier 2, will exchange their SSA shareholding on a fair value-for-value basis for Sasol BEE ordinary shares to the extent that value was created during the transaction term.

Sasol BEE ordinary shares can only be traded between Black Persons on the Empowerment Segment of the JSE. This transaction will therefore ensure evergreen B-BBEE ownership credentials for Sasol Limited.

87 Sasol Annual Financial Statements 2023

33	Share-based payment reserve continued
33.2	The Sasol Khanyisa share transaction continued

Remaining components of the transaction:

Tier 2 — SSA qualifying employees

Qualifying Black employees participate via the Khanyisa Employee Share Ownership plan (Khanyisa ESOP) through a beneficial interest, funded wholly by Sasol (vendor funding), in approximately 9,2% in SSA. As dividends are declared by SSA, 97,5% of these will be utilised to repay the vendor funding, as well as the related financing cost, calculated at 75% of prime rate. 2,5% of dividends are distributed to participants as a trickle dividend and accounted for as a non-controlling interest. At the end of the 10 year transaction term, or earlier, if the vendor funding is repaid, the net value in SSA shares will be exchanged for SOLBE1 shares on a fair value-for-value basis which will be distributed to participants. Any vendor funding not yet settled by the end of the transaction term will be settled using the SSA shares, and will reduce any distribution made to participants. Since any ultimate value created for participants will be granted in the form of SOLBE1 shares, the accounting for this transaction is similar to an option over Sasol shares granted for no consideration.

The Tier 2 options have a staggered vesting period with portions vesting from 3 years, and then each year until the end of the transaction term, being 10 years. The outstanding options at 30 June 2023 have a weighted average remaining vesting period of 2,2 years (2022: 2,5 years). The weighted average fair value of the outstanding options is R61,69 (2022: R62,95) and was derived from the Monte-Carlo option pricing model. The estimated strike price value for Tier 2 is R196,19 (2022: R258,85) and represents the remaining vendor funding per share at 30 June 2023.

Accounting policies:

To the extent that an entity grants shares or share options in a BEE transaction and the fair value of the cash and other assets received is less than the fair value of the shares or share options granted, such difference is charged to the income statement in the period in which the transaction becomes effective. Where the BEE transaction includes service conditions, the difference will be charged to the income statement over the period of these service conditions. Trickle dividends paid to participants during the transaction term are taken into account in measuring the fair value of the award. As the funds to pay the trickle dividend are leaving the Company, a corresponding share of earnings will be allocated to the non-controlling shareholders.

88 Sasol Annual Financial Statements 2023

33	Share-based payment reserve continued
33.2	The Sasol Khanyisa share transaction continued

Areas of judgement:

The measurement of the Khanyisa SSA share based payment is subject to estimation and judgement, as there are a number of variables affecting the Monte-Carlo option pricing model used in the calculation of the share based payment. The value of the share based payment is determined with reference to the extent the fair value of SSA and any dividends declared by SSA is expected to exceed any outstanding vendor financing at the end of the transaction period.

●	Equity value attributable to participants:

The value attributable to the participants by virtue of their shareholding in SSA was calculated with reference to the expected future cash flows and budgets of the SSA Group. The underlying macroeconomic assumptions utilised for this valuation are based on latest forecast and estimates and include brent crude oil prices, rand/US$ exchange rates and pricing assumptions.

●	Forecasted dividend yield:

The forecasted dividend yield of the SSA Group was calculated based on a benchmarked EBITDA multiple, and the available free cash flow anticipated over the term of the transaction of 10 years.

●	Other assumptions:

Impacts of non-transferability and appropriate minority and liquidity discounts have also been taken into account. Discount rates applied incorporate the relevant debt and equity costs of the Group, and are aligned to the WACC rates for the entity.

●	A zero-coupon Rand interest rate swap curve was constructed and utilised as an appropriate representation of a risk-free interest rate curve.
●	A Rand prime interest rate curve was estimated utilising the historical Rand Prime Index and the 3 month Johannesburg Interbank Agreed Rate.

89 Sasol Annual Financial Statements 2023

Other disclosures

Other disclosures	91

Contingent liabilities	91

Related party transactions	95

Subsequent events	102

Financial risk management and financial instruments	103

90 Sasol Annual Financial Statements 2023

Other disclosures

34	Contingent liabilities
34.1	Litigation

Construction disputes — Fischer Tropsch Wax Expansion Project in Sasolburg (FTWEP)

After the conclusion of construction of FTWEP at the Sasol One site in Sasolburg, a number of contractual claims were instituted by some contractors who were involved in the construction and project management relating to this project. Certain of these claims have already been resolved, either through settlement between the parties or through the contractual dispute resolution process. The Fluor SA (Pty) Ltd arbitration was the final disputed matter to be resolved. The matter served before the Arbitrator and in June 2023 the Arbitrator ruled in favour of Sasol dismissing the entirety of Fluor’s claim.

Dispute by Solidarity Trade Union relating to Sasol Khanyisa share scheme

Solidarity referred a dispute relating to the Sasol Khanyisa share scheme to the Commission for Conciliation, Mediation and Arbitration (CCMA) on 17 December 2017, whereafter conciliation proceedings commenced on 11 January 2018. On 5 February 2018, Sasol received a letter from Solidarity demanding a payment to their members (non-qualifying employees for Phase 2 of Khanyisa) equal to “the market value of the Sasol Khanyisa shares which qualifying employees will be entitled to within seven days after such entitlement (2028) or payment to each member of R500 000 by the end of December 2018.” A second referral to the CCMA was received on 8 March 2018, conciliation was attempted on two occasions, on 9 and 25 May 2018, but was unsuccessful and a certificate to this effect was issued on 14 June 2018. This would entitle Solidarity to conduct a lawful strike provided picketing rules are in place.

On 25 October 2018, Solidarity served Sasol with its referral of the dispute to the CCMA in terms which Solidarity seeks the dispute be conciliated as an unfair discrimination matter. If unsuccessfully conciliated by the CCMA, it will be referred to the Labour Court for adjudication. This process was originally proposed by Sasol, but unheeded by Solidarity. The matter was referred to the CCMA and was subsequently certified as unresolved in February 2019. On 6 May 2019, Sasol received Solidarity’s statement of claim filed with the Labour Court in Johannesburg. Sasol filed its replying documentation to Solidarity’s statement of claim on the last day of July 2019.

Subsequently the Judge President of the Labour Court invited Sasol and three other respondents (PPC, ArcelorMittal and Minopex) in three other cases where Solidarity is the Applicant on similar grounds, to meet. The purpose of the meeting was to make attempts to consolidate the disputes and set a stated case (combined version setting out the dispute) to afford the court to save time by hearing similar matters simultaneously. The various legal teams gathered at a meeting during the first week of October 2019 and a draft Statement of Case was prepared. The Labour Court was scheduled to hear the matter on 17 September 2020 in Johannesburg.

A few weeks prior to this hearing, the prepared Statement of Case formulation was amended by Solidarity and the other parties unsuccessfully objected to the amended wording. Sasol and the parties, save for PPC who had the date of 17 September 2020 allocated to them originally, decided to withdraw and apply for separate dates to foster their cases individually. No new date has been received yet, and since Solidarity is the applicant in this matter, it will be responsible for the application of dates. The Labour Court issued a directive to prepare a pre-trial minute to be filed with the registrar alternatively to appear before a judge of the Labour Court. The parties filed the pre-trial minute and are awaiting the allocation of the trial date.

91 Sasol Annual Financial Statements 2023

34	Contingent liabilities continued
34.1	Litigation continued

Due to the current status of the matter no provision was recognised at 30 June 2023.

Legal review of Sasol Gas National Energy Regulator of South Africa (NERSA) maximum price decision and NERSA gas transmission tariff application (March 2013)

Following the legal review applications in terms of which the 2013 and 2017 NERSA Maximum Gas Price decisions were overturned, NERSA in 2020 adopted a Maximum Gas Price Methodology in terms of which Maximum Gas Prices for Sasol Gas is determined with reference to international benchmark prices. Pursuant to the Sasol Gas price application submitted to NERSA in December 2020, NERSA, on 6 July 2021 published its maximum gas price decision in which it approved maximum gas prices for Sasol Gas for the period from 2014 up to 2021 and determined how the maximum prices are to be determined for 2022 and 2023. With effect from 1 September 2021 Sasol Gas adopted a revised actual gas price methodology in terms of its supply agreements with customers in order to comply with the new NERSA maximum gas price decision.

Because the new maximum gas prices approved by NERSA for the period of the overturned decision is lower than the actual price charged to a large number of Sasol Gas’ customers, the risk of a retrospective liability for Sasol Gas was identified in the event that customers institute claims for compensation based on the differences between the new approved maximum gas prices and actual gas prices historically charged by Sasol Gas. In May 2022 Sasol Gas pro-actively approached its customers with a bespoke settlement offer for each affected customer to resolve this retrospective liability. By 30 June 2023 final and provisional settlements with an aggregate value of R1,5 billion have been reached with customers, which refunds were credited to the customer accounts. The remaining R93 million of the anticipated liability was reflected as an accrued expense as at 30 June 2023.

In December 2021 the Industrial Gas Users Association of Southern Africa (IGUA-SA) launched a legal review application in which it seeks to overturn the 2021 NERSA maximum gas price decision that approved Maximum Gas Prices for Sasol Gas for the period from 2014 – 2023. Both NERSA and Sasol Gas opposed this further litigation. The applicant alleged that the NERSA decision is unreasonable and irrational as the decision does not mimic a competitive market and fails to comply with the directives contained in the abovementioned Constitutional Court decision. The matter was heard by the High Court on 30 and 31 May 2023 and the court decision is pending. If the 2021 NERSA decision is overturned entirely or in part and NERSA determines lower Maximum Gas Prices a potential further retrospective liability may arise for Sasol Gas. Pending the court decision and the NERSA decisions that may follow thereafter, the probability and extent of such further liability (if any) is indeterminable.

During 2022, Sasol Gas was informed of certain complaints by customers to the Competition Commission relating to alleged anticompetitive practices in the market for piped gas supply in South Africa. As part of the proceedings in relation to these investigations, the Competition Commission issued a summons against Sasol Gas for the submission of information to the Commission. Sasol Gas launched a review application in the Competition Appeal Court to overturn the decisions by the Competition Commission relating to its investigation of the complaints as it relates to the gas prices because in terms of the Gas Act, NERSA is the industry regulator with the applicable jurisdiction for the regulation of gas prices in the South African piped gas market as long as there is inadequate competition in the market. This review application is ongoing. On 10 July 2023 the Competition Commission referred the complaint of excessive pricing by Sasol Gas for piped gas to the Competition Tribunal. The outcome of the ongoing review application before the Competition Appeal Court will determine the ability of the Commission to investigate the gas pricing complaints that are the subject of the complaint referral that it made on 10 July 2023.

IGUA-SA during August 2022 filed an application with the Competition Tribunal to interdict and restrain Sasol from increasing its gas prices above the current NERSA approved maximum price applicable to 2022. Sasol Gas opposed this application on the basis that it should not be prevented from charging gas prices that are compliant with valid price decisions by NERSA. On 12 May 2023 the Competition Tribunal issued an order in terms of which Sasol Gas may not increase its gas prices unless it provides IGUA-SA with two months’ written notice of the intended gas price and whether the gas price was approved by NERSA.

92 Sasol Annual Financial Statements 2023

34	Contingent liabilities continued
34.1	Litigation continued

On 18 July 2023 NERSA published Sasol Gas’s Amendment Maximum Gas Price (MGP) Application for the period 1 July 2022 up to 30 June 2023 and published its Consultation Document. It has also published Sasol Gas’s MGP application for the period 1 July 2023 to 30 June 2024 together with its Consultation Document. This pricing application has followed the cost plus 2023 MGP methodology, which NERSA published in February 2023. Gas price regulation in terms of the Gas Act is aimed at determining a competitive price for gas and should strike a balance between the interests of gas suppliers and consumers, while fostering the viability of the supply in South Africa and investment in new sources of supply.

Sasol Gas has continued to charge customers at R68.39/GJ from 2022, notwithstanding the additional expenditure and cost increases exceeding 40% that Sasol has faced during this period. To date, Sasol has invested over $300 million in capital expenditure since 2021 to maintain gas supply from Mozambique to 2026. Therefore, Sasol does not agree with the preliminary conclusion by NERSA that the maximum price of R120/GJ for 2023 applied for by Sasol is excessive. Sasol maintains that apart from operational cost increases, NERSA also has to take into account the risk associated with extensive investments which Sasol is currently making to extend supply and the incentives to develop new resources.

Sasol will continue its engagement in the commentary phase of the 2023 price application and trusts that NERSA will duly fulfil its mandate to determine an appropriate, reasonable and competitive gas price for 2023 in the interests of consumers and gas supply in South Africa.

Sasol Oil (Pty) Ltd & Total South Africa (Pty) Ltd v Transnet SOC Ltd – Crude Oil Transportation Tariff dispute

Sasol Oil uses Transnet Pipelines to transport crude oil to NATREF for processing and is charged for this service at a specific crude oil tariff per liter. This tariff was historically determined through a commercial agreement between the Parties, which agreement also included the so-called Variation Agreement relating to the inland nature of the NATREF refinery. After the tariffs started to be determined by NERSA in terms of the Petroleum Pipelines Act, 2003 (Act 60 of 2003) a dispute arose between the parties regarding the tariff applicable to the conveyance of crude oil.

On 18 September 2017, Sasol Oil issued summons against Transnet SOC Limited (“Transnet”) for payment in the amount of R1 billion this being the difference between the transportation costs that should have been charged by Transnet in terms of the Variation Agreement compared to the tariffs that were actually charged by Transnet in terms of the NERSA approved tariffs. The NERSA approved tariffs do not distinguish between the tariff for crude oil and the tariff for refined products. Total South Africa (Pty) Ltd (Total) instituted legal proceedings of a similar nature against Transnet in 2013.

Transnet defended the matter. Sasol Oil and Total’s actions have been consolidated. Certain issues in the consolidated matter have already been decided by the High Court in 2015 and the Supreme Court of Appeal (“SCA”) in 2016.

After certain separated issues in the ongoing litigation were heard by the Court, the High Court on 9 October 2020 made an order in favour of both Sasol Oil and Total. A subsequent appeal by Transnet to the SCA of two of the High Court’s findings, namely (i) that the High Court erred in finding that Transnet’s termination of the Variation Agreement was invalid and ineffectual and (ii) that the High Court erred in not finding that Sasol’s and Total’s claims did not disclose a cause of action was dismissed by the SCA in March 2021.

93 Sasol Annual Financial Statements 2023

34	Contingent liabilities continued
34.1	Litigation continued

Thereafter, in April 2021, Transnet approached the Constitutional Court with an application for leave to appeal, which both. Sasol Oil and Total opposed. The Constitutional Court handed down judgement on 21 June 2022:

●	The Constitutional Court did not grant Transnet leave to appeal on the cause of action issue as it did not engage the Court’s jurisdiction of general public importance. In the circumstances, Sasol and Total’s contractual damages claims following Transnet’s breach of the Variation Agreement remain intact at least until the Variation Agreement was validly terminated, which the Court held was 13 September 2020 (see below);
●	The Constitutional Court granted Transnet leave to appeal in respect of the termination issue, allowed Transnet’s appeal and declared that the Variation Agreement was terminable, was terminated validly and came to an end on 13 September 2020. The Constitutional Court set aside the High Court’s order in so far as it related to the termination issue.

Sasol Oil resumed with the next steps in the legal proceedings to deal with the quantum of its contractual damages claim in the High Court and has amended the amount of its claim to R1 975 million for the period up to and including the termination of the Variation Agreement on 13 September 2020. The matter has been set down for trial from 2 October to 13 October 2023.

After the High Court judgement mentioned above, Sasol Oil and Total proceeded to apply their own calculation of the corrected crude oil tariff in line with the High Court judgement and made payment for crude oil conveyance from December 2020 in accordance with this calculation. The calculation has been adjusted for each tariff year. These payments are at the reduced tariff and therefore constitute a shortfall to Transnet in respect of the tariff invoiced by Transnet over this period. In July 2022, Transnet instituted legal proceedings against Sasol Oil for payment of the aggregate shortfall in the tariff in the amount of R815,6 million. Sasol Oil is defending these proceedings. Sasol Oil has also delivered its plea and pleads its defence that the tariffs charged by Transnet are unlawful as they do not comply with the Petroleum Pipelines Act 60 of 2003, that Transnet is not obliged to charge the maximum tariff set by NERSA.

Pursuant to Transnet’s persistent threats to not accept crude oil orders from Sasol Oil unless Sasol Oil makes payment of the full NERSA tariff on a pre-payment basis, Sasol Oil agreed with Transnet to make payment of Transnet’s invoices in full in respect of crude oil conveyance from 1 June 2023, but under protest so as to not compromise the legal proceedings. The Transnet claim is set down for trial from 13 to 22 November 2023.

In June 2023 Sasol Oil also launched a legal review application against the 2023/4 Transnet Tariff approval by NERSA to set the NERSA decision aside in which NERSA persisted with a single tariff and did not differentiate between the tariffs for crude oil and white product conveyance respectively.

An amount of R1 042 million (which includes interest) has been included in trade payables at 30 June 2023.

Other litigation and tax matters

From time to time, Sasol companies are involved in other litigation and similar proceedings in the normal course of business.

A detailed assessment is performed on each matter and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these cases would have a material effect on the Group’s financial results.

94 Sasol Annual Financial Statements 2023

34	Contingent liabilities continued

34.2Competition matters

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programmes and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

34.3Environmental orders

Sasol’s environmental obligation accrued at 30 June 2023 was R17 293 million compared to R17 207 million at 30 June 2022.

Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to results of operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the Group.

35	Related parties
35.1	Transactions with related parties

Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions are included in the financial performance and results of the Group. Terms and conditions are determined on an arm’s length basis. Amounts owing (after eliminating intercompany balances) to related parties are disclosed in the respective notes to the financial statements for those statement of financial position items. No impairment of receivables related to the amount of outstanding balances is required. Disclosure in respect of transactions with joint ventures and associates is provided in note 19.

Except for the Group’s interests in joint ventures and associates, there are no other related parties with whom material individual transactions have taken place.

95 Sasol Annual Financial Statements 2023

35	Related party transactions continued
35.2	Key management remuneration

Key management comprises Directors and members of the Group Executive Committee (GEC), who have been determined to be Prescribed Officers of Sasol Limited.

Executive directors’ remuneration and benefits

	FR Grobler		VD Kahla[3]		HA Rossouw[4]		P Victor[5]
	2023	2022	2023	2022	2023	2022	2023	2022
Executive Directors	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Salary	13 117	11 328	7 762	7 301	7 468	1 737	—	8 351
Risk and Retirement funding	—	—	380	373	844	196	—	391
Vehicle benefit	—	—	—	—	—	—	—	100
Healthcare	143	117	114	108	—	—	—	56
Vehicle insurance fringe benefit	6	6	6	6	—	—	—	6
Security benefits	18	30	507	515	—	—	—	—
Other benefits	20	5	122	1	25	8 001	—	1 998
Total salary and benefits	13 304	11 486	8 891	8 304	8 337	9 934	—	10 902
Annual short-term incentive[1]	10 364	10 008	4 242	5 272	5 060	—	—	7 411
Long-term incentive gains[2]	17 028	21 451	14 681	9 399	—	—	—	—
Total annual remuneration	40 696	42 945	27 814	22 975	13 397	9 934	—	18 313

1	Short-term incentives approved based on the Group results for FY23 and payable in FY24. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2023 x Group and BU STI achievement (as appropriate) x Individual Performance Achievement.
2	Long-term incentives for 2023 represent the annual award made on 4 December 2020 and Mr Kahla's on-appointment award, in terms of his appointment as an executive director, made on 6 October 2020. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (67,34%) x June 2023 average share price. The vesting date is during FY24, 3 years after the award date in FY21, subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 4 December 2023 and the balance on 4 December 2025, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Other benefits for Mr Kahla include the private use of the Company owned accommodation in London (R121 255) on which fringe benefit tax was charged and paid by Mr Kahla.
4	The 2022 disclosed earnings of Mr Rossouw are for the period 4 April to 30 June 2022, in the position of Chief Financial Officer (CFO) designate. From 1 July 2022 Mr Rossouw was appointed as CFO.

96 Sasol Annual Financial Statements 2023

35	Related party transactions continued

35.2Key management remuneration continued

Other benefits for Mr Rossouw in 2022 include a buy-out payment of R8 000 000, tied to a retention period of twenty-four months from date of payment, as compensation for incentives forfeited upon resigning from his previous employer.

5	Mr Victor resigned as CFO effective 30 June 2022. Other benefits in the prior year include accumulated leave encashment as well as other additional benefits in line with Sasol's contractual commitment.

Executive directors’ unvested LTI holdings (number & intrinsic value) for 2023

	FR Grobler		VD Kahla		HA Rossouw
		Intrinsic		Intrinsic		Intrinsic
	Number	value[1]	Number	value[1]	Number	value[1]
Executive Directors		R'000		R'000		R'000
Balance at beginning of the year	313 344	116 464	184 205	68 465	—	—
Awards granted[2]	57 976	17 407	28 728	8 625	—	—
Change in value[1]	—	(43 725)	—	(25 774)	—	(4 531)
Effect of corporate performance targets	(45 494)	(13 081)	(19 934)	(5 732)	—	—
Dividend equivalents	3 025	870	1 391	400	—	—
Awards settled[3]	(32 156)	(8 728)	(15 519)	(4 261)	—	—
Effect of changes in Executive Directors[4]	—	—	—	—	32 734	12 167
Balance at the end of the year	296 695	69 207	178 871	41 723	32 734	7 636
1	Change in intrinsic value for the year results from changes in share price. Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2023 R233,26

30 June 2022 R371,68

2	LTIs granted on 10 November 2022.
3	LTIs settled represent long-term incentives that vested with reference to the Group results for 2022 that was settled in the 2023 financial year. Difference between the long-term incentive gains disclosed in 2022 and the amount settled in 2023 is due to difference in actual share price at vesting date and the share price at date of disclosure. 50% of the award that vested in 2023 is still subject to a continued employment period of two years.
4	Mr Rossouw was appointed as CFO and Executive Director on 1 July 2022.

97 Sasol Annual Financial Statements 2023

35	Related party transactions continued

35.2Key management remuneration continued

Prescribed Officers’ remuneration and benefits

	S Baloyi[3]		HC Brand[4]		BE Klingenberg[5]		BP Mabelane[6]
	2023	2022	2023	2022	2023	2022	2023	2022
Prescribed Officers	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
Salary	4 773	956	5 088	4 704	—	6 647	7 778	7 317
Risk and Retirement funding	1 017	215	1 492	1 487	—	2 074	380	372
Vehicle benefit	300	75	234	234	—	212	—	—
Healthcare	126	29	101	92	—	136	60	56
Vehicle insurance fringe benefit	6	2	6	6	—	6	—	—
Security benefits	—	—	—	6	—	200	—	—
Other benefits	173	332	2 525	4	—	7	1 008	5 004
Total salary and benefits	6 395	1 609	9 446	6 533	—	9 282	9 226	12 749
Annual short-term incentive[1]	3 672	2 494	3 553	4 415	—	4 390	4 227	5 389
Long-term incentive gains[2]	4 103	3 687	6 045	13 169	—	9 912	15 876	—
Total annual remuneration	14 170	7 790	19 044	24 117	—	23 584	29 329	18 138
1	Short-term incentives approved based on the Group results for FY23 and payable in FY24. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2023 x Group and BU STI achievement (as appropriate) x Individual Performance Achievement.
2	Long-term incentives for 2023 represent the annual award made on 4 December 2020 and Ms Mabelane's on-appoinment award made on 6 October 2020. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (67,34)% x June 2023 average share price. The vesting date is during FY24, 3 years after the award date in FY21, subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 4 December 2023 and the balance on 4 December 2025, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3	Other benefits for Mr Baloyi include the taxation gross up of the relocation allowance paid in terms of the Sasol Relocation policy, in the previous financial year and R150 000 toward reimbursement of property transfer fees per relocation policy.
4	Mr Brand retired on 30 June 2023. Other Benefits include a R2 516 801 accumulated leave encashment, paid out in terms of his employment agreement.
5	Mr Klingenberg resigned as member of the GEC on 31 March 2022 but remained in service until 31 August 2022. In the interest of transparency his 2022 remuneration was disclosed for the full financial year.
6	Other benefits for Ms Mabelane include her subsidised business transport (R6 427) and the final payment of her sign-on/buy-out award partially compensating for the loss of incentives and shares when she resigned from her previous employer (R1 000 000).

Other benefits for Ms Mabelane in 2022 include her subsidised business transport (R2 150), sign-on/buy-out award partially compensating for the loss of incentives and shares when she resigned from her previous employer (R5 000 000).

98 Sasol Annual Financial Statements 2023

35	Related party transactions continued

35.2Key management remuneration continued

	CK Mokoena		CF Rademan[3]		BV Griffith⁴
	2023	2022	2023	2022	2023	2022
Prescribed Officers	R'000	R'000	R'000	R'000	R'000	R'000
Salary	6 283	5 927	6 753	2 027	11 023	8 745
Risk and Retirement funding	357	350	—	—	812	618
Healthcare	143	115	—	—	365	314
Security benefits	12	9	—	—	—	—
Other benefits	3	2	2	1 500	546	409
Total salary and benefits	6 798	6 403	6 755	3 527	12 746	10 086
Annual short-term incentive[1]	3 380	3 740	3 200	1 503	6 087	6 418
Long-term incentive gains[2]	5 929	6 985	—	—	7 169	11 940
Total annual remuneration	16 107	17 128	9 955	5 030	26 002	28 444
1

Short-term incentives approved based on the Group results for FY23 and payable in FY24. Incentives are calculated as a percentage of total guaranteed package/base salary as at 30 June 2023 x Group and BU STI achievement (as appropriate) x BU achievement x Individual performance achievement.

2

Long-term incentives for 2023 represent the annual award made on 4 December 2020. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved where relevant (67,34)% x June 2023 average share price. The vesting date is during FY24, 3 years after the award date in FY21, subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 4 December 2023 and the balance on 4 December 2025, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.

3	Other benefits for Mr Rademan in 2022 include a sign-on payment of R1 500 000 compensating for the incentive which he would have received from his previous employer if he did not resign.
4

Mr Griffith is appointed in the USA. Dollar denominated salary and benefits have been converted to ZAR using the monthly average of daily closing exchange rates. ZAR/USD depreciation contributes to increase in year-on-year totals.

Prescribed Officers’ unvested LTI holdings (number & intrinsic value) for 2023

	S Baloyi		HC Brand[4]		BP Mabelane
		Intrinsic		Intrinsic		Intrinsic
		value[1]		value[1]		value[1]
Prescribed Officers	Number	R'000	Number	R'000	Number	R'000
Balance at beginning of the year	52 040	19 342	139 064	51 687	120 403	44 751
Awards granted[2]	10 681	3 207	24 060	7 224	28 595	8 585
Change in value[1]	—	(7 393)	—	(18 589)	—	(18 581)
Effect of corporate performance targets	(1 943)	(559)	(23 152)	(6 657)	—	—
Dividend equivalents	448	129	1 860	535	—	—
Awards settled[3]	(6 463)	(1 952)	(23 346)	(6 562)	—	—
Awards forfeited[4]	—	—	(24 060)	(5 612)	—	—
Effect of changes in Prescribed Officers[4]	—	—	(94 426)	(22 026)	—	—
Balance at the end of the year	54 763	12 774	—	—	148 998	34 755
1	Change in intrinsic value for the year results from changes in share price. Intrinsic values at the beginning and end of the year have been determined using the closing price of:

99 Sasol Annual Financial Statements 2023

35	Related party transactions continued

35.2Key management remuneration continued

30 June 2023 R233,26 ($12,38)

30 June 2022 R371,68 ($23,06)

2	LTIs granted on 10 November 2022.
3	LTIs settled represent long-term incentives that vested with reference to the Group results for 2022 that was settled in the 2023 financial year. Difference between the long-term incentive gains disclosed in 2022 and the amount settled in 2023 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4	Mr Brand retired effective 30 June 2023. In terms of the 2022 LTI Plan rules, his 10 November 2022 award lapsed on 30 June 2023 as retirement was within 270 days of the award date. The balance of unvested awards at 30 June 2023 is 94 426 with an intrinsic value of R22 025 809.

Prescribed Officers' unvested LTI holdings (number & intrinsic value) for 2023

	CK Mokoena		BV Griffith
	Number	Intrinsic value[1]		Intrinsic value[1]
Prescribed Officers		R'000	Number	US$'000
Balance at beginning of the year	113 178	42 066	144 426	3 330
Awards granted[2]	23 598	7 085	37 603	654
Change in value[1]	—	(16 069)	—	(1 588)
Effect of corporate performance targets	(14 815)	(4 260)	(14 043)	(228)
Dividend equivalents	1 001	288	1 389	23
Awards settled[3]	(10 836)	(2 955)	(22 513)	(373)
Balance at the end of the year	112 126	26 155	146 862	1 818
1	Change in intrinsic value for the year results from changes in share price. Intrinsic values at the beginning and end of the year have been determined using the closing price of:

30 June 2023 R233,26 ($12,38)

30 June 2022 R371,68 ($23,06)

2	LTIs granted on 10 November 2022.
3	LTIs settled represent long-term incentives that vested with reference to the Group results for 2022 that was settled in the 2023 financial year. Difference between the long-term incentive gains disclosed in 2022 and the amount settled in 2023 is due to difference in actual share price at vesting date and the share price at date of disclosure.

100 Sasol Annual Financial Statements 2023

35	Related party transactions continued

35.2Key management remuneration continued

The total IFRS2 charge for LTIs awarded to the Executive Directors and the Prescribed Officers in 2023 amounted to R29 million (2022: R14 million) and R45 million (2022: R32 million).

Non-executive Directors’ remuneration

				Ad Hoc or
		Lead inde-		special
	Board	pendent		purpose
	meeting	Director	Committee	board			Total	Total
	fees1 2 3	fees1 2	fees1 2 3	committee	VAT	Other	2023[4]	2022
Non-executive Directors	R'000	R'000	R'000	R'000	R'000	R'000	R'000	R'000
SA Nkosi (Chairman)	4 394	—	—	—	659	—	5 053	5 127
S Westwell (Lead Independent Director)	2 194	878	1 408	—	—	—	4 480	3 913
MJ Cuambe[5]	1 829	—	658	—	373	—	2 860	2 577
MBN Dube[5]	2 194	—	969	—	—	—	3 163	2 701
M Flöel	2 194	—	795	—	—	—	2 989	2 494
K Harper[6]	2 194	—	439	—	—	—	2 633	1 996
GMB Kennealy	1 542	—	833	—	356	—	2 731	2 473
NNA Matyumza	1 542	—	493	—	305	—	2 340	2 226
MEK Nkeli	1 542	—	678	—	333	—	2 553	2 405
A Schierenbeck[7]	1 152	—	141	—	—	—	1 293	—
S Subramoney	1 542	—	493	—	305	—	2 340	2 181
C Beggs[8]	—	—	—	—	—	—	—	372
ZM Mkhize[8]	—	—	—	—	—	—	—	795
PJ Robertson[8]	—	—	—	—	—	—	—	1 146
Total	22 319	878	6 907	—	2 331	—	32 435	30 406

1	Fees for Q3 and Q4 were adjusted with inflation as per the approved AGM resolution at the November 2021 AGM.
2	Fees exclude VAT.
3	Board and Committee fees are based in USD, thus impacted by USD/ZAR foreign exchange rates at date of payment for resident non-executive directors. For Non-executive directors permanently residing outside of the UK, Europe and North America, effective 1 January 2023, the exchange rate was fixed for the following 12 month period, using the average exchange rate from 1 July 2021 to December 2022. A cost-of-living factor between jurisdictions, account for differences in fees.
4	As the fees are based in USD, the ZAR value of the Non executive director fees increased from FY22 to FY23, mainly due to the CPI increase and significant devaluation of the Rand.
5	Mr Cuambe was appointed to the Remuneration Committee effective 19 November 2021 and Ms Dube to the Nomination Governance committee effective 1 October 2021.
6	In addition to the CPI and exchange rate increase, Ms Harper received the reduced 2018 approved directors fees for Q1 and Q2 of FY22 as she was appointed to the Board after 2018, compared to her peers who remained on the approved 2016 fee (where their fees were higher than those approved in 2018).
7	Mr A Schierenbeck was appointed effective 1 January 2023.
8	Mr C Beggs retired effective 31 August 2021. Messrs ZM Mkhize and PJ Robertson retired from the Board effective 19 November 2021.

101 Sasol Annual Financial Statements 2023

36	Subsequent events

Clause 12A application

Sasol’s emission sources at our operations in South Africa are regulated in accordance with atmospheric emission licenses which are based on the Minimum Emission Standards (MES) published in terms of section 21 of the National Environmental Management: Air Quality Act. On 11 July 2023, Sasol was informed that the National Air Quality Officer (NAQO) had declined its application of June 2022 in terms of Clause 12A of the MES to be regulated on an alternative emission load basis for the SO2 emissions from the boilers at its SO’s steam plants from 1 April 2025 onwards.

On 31 July 2023, Sasol appealed the decision to the Minister of Forestry, Fisheries and the Environment, as provided for in Section 43(1) of the National Environmental Management Act. The appeal process allows the Minister to consider the application afresh. Clause 12A of the MES permits existing plants to be regulated on an alternative emission load, as opposed to the current concentration-based limit (the mass of pollutant per cubic metre of air emitted) specified in the MES.

As part of its Clause 12A application, Sasol has proposed an integrated air quality and GHG reduction solution (“integrated emission reduction solution”) to reduce SO2 and GHG emissions by approximately 30% by 2030. This is contingent on SO2 emissions from the boilers at the steam plants of its SO being regulated on an alternative load-based emission limit instead of the concentration limit currently being prescribed in the MES from 1 April 2025 onwards. The integrated emission reduction solution comprises the implementation of multiple projects targeting energy efficiency, reducing coal usage, turning down boilers and integrating 1 200 MW of renewable energy. The assumptions applied in compiling the financial statements, and in particular the testing of the recoverability of the Group's non-financial assets (other than inventories and deferred tax assets), are aligned to the integrated emission reduction solution.

Sasol Financing International / SARS

Refer to note 10 for events that occurred subsequent to 30 June 2023 on the SFI tax matter.

NERSA Maximum Gas Price application

Refer to note 34.1 for events that occurred subsequent to 30 June 2023 on the NERSA maximum gas price application.

102 Sasol Annual Financial Statements 2023

37	Financial risk management and financial instruments

37.1Financial instruments classification and fair value measurement

The following table shows the classification, carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1Quoted prices in active markets for identical assets or liabilities.

Level 2Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Level 3Inputs for the asset or liability that are unobservable.

		Carrying		Carrying
		value	Fair value	value	Fair value	Fair value
		2023	2023	2022	2022	hierarchy
Financial instrument	Note	Rm	Rm	Rm	Rm	of inputs
Financial assets
At amortised cost
Long-term restricted cash[6]		1 447	1 447	1 531	1 531	Level 1[1]
Long-term receivables	18	2 803	2 803	3 023	3 023	Level 3[2]
Trade and other receivables	23	30 915	30 915	38 936	38 936	Level 3[3]
Cash and cash equivalents	26	53 926	53 926	43 140	43 140	Level 1[1]
At fair value through profit or loss
Long-term and short-term financial assets		2 225	2 225	868	868
Commodity and currency derivative assets		472	472	247	247	Level 2
Oxygen supply contract embedded derivative assets		516	516	621	621	Level 3
Other short-term investments		1 237	1 237	—	—	Level 1[1]
Designated at fair value through other comprehensive income
Investments in listed securities[6]		701	701	480	480	Level 1[4]
Investments in unlisted securities[6]		12	12	13	13	Level 3[5]
Financial liabilities
At amortised cost
Total long-term debt	14	124 068	116 533	104 834	98 491
Listed long-term debt (Bonds issued)[7]		90 248	82 768	78 076	71 667	Level 1[4]
Listed convertible bonds		12 238	12 072	—	—	Level 3[8]
Unlisted long-term debt[7]		21 582	21 693	26 758	26 824	Level 3[2]
Lease liabilities	15	16 297		16 034
Short-term debt and bank overdraft		238	238	255	255	Level 3[3]
Trade and other payables	24	35 118	35 118	39 873	39 873	Level 3[3]
At fair value through profit or loss
Long-term and short-term financial liabilities		3 397	3 397	7 127	7 127
Commodity and currency derivative liabilities		1 102	1 102	6 845	6 845	Level 2
Convertible bond embedded derivative liability		1 302	1 302	—	—	Level 3
Oxygen supply contract embedded derivative liabilities		993	993	282	282	Level 3
1	The carrying value of cash, other short-term deposits and other short-term investments is considered to reflect its fair value.

103 Sasol Annual Financial Statements 2023

37	Financial risk management and financial instruments continued

37.1Financial instruments classification and fair value measurement continued

2	Determined with a discounted cash flow model using market related interest rates.
3	The fair value of these instruments approximates their carrying value, due to their short-term nature.
4	Based on quoted market price for the same instrument.
5	Determined using discounted cash flows modelling forecasted earnings, capital expenditure and debt cash flows of the underlying business, based on the forecasted assumptions of inflation, exchange rates, commodity prices and an appropriate WACC for the region.
6	Presented as part of Other long-term investments on the Statement of financial position.
7	Includes unamortised loan costs.
8	The fair value of the amortised cost component of the US$Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component.

There were no transfers between levels for recurring fair value measurements during the year.

Commodity and currency derivative assets and liabilities

Valued using forward rate interpolator model, appropriate currency specific discount curve, discounted expected cash flows and numerical approximation as appropriate. Significant inputs include forward exchange contracted rates, market foreign exchange rates, forward contract rates and market commodity prices such as crude oil prices, coal prices and ethane prices. A weakening of the assumed rand/US$ exchange rate will result in additional losses of R964 million.

Oxygen supply contract embedded derivative assets and liabilities

Relates to the US labour and inflation index and ZAR/EUR exchange rate embedded derivatives contained in the SO long-term gas supply agreements. The following table reconciles the opening and closing balance of the net embedded derivative asset/(liability):

	2023	2022
for the year ended 30 June	Rm	Rm
Balance at the beginning of the year	339	373
Amounts settled during the year	(22)	(98)
Fair value loss recognised in other operating expenses and income	(794)	64
Balance at the end of the year	(477)	339

104 Sasol Annual Financial Statements 2023

37	Financial risk management and financial instruments continued

37.1Financial instruments classification and fair value measurement continued

The fair value of the embedded derivative is impacted by a number of observable and unobservable variables at valuation date. The embedded derivative was valued using a forward rate interpolator model, discounted expected cash flows and numerical approximation, as appropriate. Significant inputs include US PPI index, US labour index, US dollar and ZAR treasury curves, Rand zero swap discount rate, and interpolated EUR/ZAR forward rate. The sensitivities provided below reflect the impact on fair value through profit or loss as a result of movements in the significant input variables utilised for valuation purposes:

	Increase/(decrease) in profit or
	loss
	Change	2023	2022
Input	in input	Rm	Rm
Rand/US$ Spot price	+R1/US$	(478)	(513)
	-R1/US$	478	513
US$ Swap curve	+0,10%	87	86
	-0,10%	(89)	(87)
Rand Swap curve	+1,00%	(734)	(786)
	-1,00%	848	911

Convertible bond embedded derivative liability

Relates to the embedded derivative contained in the US$750 million convertible bond issued on 8 November 2022. The following table reconciles the opening and closing balance of the embedded derivative liability:

	2023	2022
for the year ended 30 June	Rm	Rm
Recognition of embedded derivative upon issue of bond	2 089	—
Fair value loss recognised in other operating expenses and income	(867)	—
Translation of foreign operations	80	—
Balance at the end of the year	1 302	—

The embedded derivative was valued at 30 June 2023 and at inception date using quoted bond market prices and binomial tree approach. Significant inputs include conversion price (US$19,86; inception: US$20,39), spot share price (R233,26; inception R285,95), converted to USD at the prevailing USD/ZAR FX spot rate (R18,83/US$; inception: R18,23/US$), observable bond market price (94,7% of par; inception: 100% of par), credit spread (460bps; inception: 427bps) and volatility (27,84%; inception 28,44%). Although many inputs into the valuation are observable, the valuation method separates the fair value of the derivative from the quoted fair value of the US$ Convertible Bond by adjusting certain observable inputs. These adjustments require the application of judgement and certain estimates. Changes in the relevant inputs impact the fair value gains and losses recognised. This instrument is most sensitive to changes in the calibrated volatility and credit spread. The sensitivities provided below reflect the impact on fair value through profit or loss as a result of movements in key inputs:

		Increase/(decrease) in profit or
		loss
	Change	2023	2022
Input	in input	Rm	Rm
Credit spread	+100bps	(433)	—
	-100bps	455	—
Calibrated volatility	+5%	(377)	—
	-5%	364	—

There was no change in valuation techniques compared to the previous financial year.

105 Sasol Annual Financial Statements 2023

37	Financial risk management and financial instruments continued
37.2	Financial risk management

The Group is exposed in varying degrees to a number of financial instrument related risks. The Group Executive Committee (GEC) has the overall responsibility for the establishment and oversight of the Group’s risk management framework. The GEC established the Safety Committee, which is responsible for providing the Board with the assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels. A comprehensive risk management process has been developed to continuously monitor and assess these risks. Based on the risk management process Sasol refined its hedging policy and the Board appointed a subcommittee, the Audit Committee, that meets regularly to review and, if appropriate, approve the implementation of hedging strategies for the effective management of financial market related risks.

The Group has a central treasury function that manages the financial risks relating to the Group’s operations.

Capital allocation

The Group’s objectives when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the Group’s ability to continue as a going concern while taking advantage of strategic opportunities in order to grow shareholder value sustainably.

The Group manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The Group monitors capital utilising a number of measures, including the gearing ratio (net debt to shareholders’ equity). Gearing takes into account the Group’s substantial capital investment and susceptibility to external market factors such as crude oil prices, exchange rates and commodity chemical prices. The Group’s gearing level for 2023 increased to 44,7% (2022 – 41,7%; 2021 – 61,5%) largely due to the weaker closing exchange rate.

Financing risk

Financing risk refers to the risk that financing of the Group’s net debt requirements and refinancing of existing borrowings could become more difficult or more costly in the future. This risk can be decreased by managing the Group within the targeted gearing ratio, maintaining an appropriate spread of maturity dates, and managing short-term borrowings within acceptable levels.

The Group’s target for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities.

Credit rating

	Credit rating
Agency	2023	2022
S&P	BB+ (stable)	BB (positive)
Moody’s	Ba2 (positive)	Ba2 (positive)

On 28 October 2022, S&P upgraded Sasol’s rating from BB to BB+ on the back of debt reduction, and improved cash flow generation supported by stronger commodity prices and improved efficiency; revising the outlook from positive to stable. The stable outlook reflects that recent debt reduction and supportive oil prices will offset near-term headwinds and allow Sasol to maintain Funds From Operations to debt above 45% on average in the coming years.

106 Sasol Annual Financial Statements 2023

37	Financial risk management and financial instruments continued
37.2	Financial risk management continued

Risk profile

Risk management and measurement relating to each of these risks is discussed under the headings below (sub-categorised into credit risk, liquidity risk, and market risk) which entails an analysis of the types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the statement of financial position.

Credit risk

Credit risk is the risk of financial loss due to counterparties not meeting their contractual obligations. Credit risk is deemed to be low when, based on the forward available information, it is highly probable that the customer will service its debt in accordance with the agreement throughout the period.

How we manage the risk

The risk is managed by the application of credit approvals, limits and monitoring procedures. Where appropriate, the Group obtains security in the form of guarantees to mitigate risk. Counterparty credit limits are in place and are reviewed and approved by the respective subsidiary credit management committees. The central treasury function provides credit risk management for the group-wide exposure in respect of a diversified group of banks and other financial institutions. These are evaluated regularly for financial robustness especially in the current global economic environment. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations. The Group maximum exposure is the outstanding carrying amount of the financial asset.

For all financial assets measured at amortised cost, the Group calculates the expected credit loss based on contractual payment terms of the asset. The contractual payment terms for receivables vary from 30 days to 120 days. The exposure to credit risk is influenced by the individual characteristics, the industry and geographical area of the counterparty with whom we have transacted. Financial assets at amortised cost are carefully monitored and reviewed on a regular basis for expected credit loss and impairment based on our credit risk policy.

Expected Credit Loss (ECL) is calculated as a function of probability of default, loss given default and exposure at default. The Group allocates probability of default based on external and internal information. The major portion of the financial assets at amortised cost consists of externally rated customers and the Group uses the average of Moody’s, Fitch and S&P Corporate and Sovereign probability of defaults, depending on whether the customer or holder of the financial asset is corporate or government related. For customers or debtors that are not rated by a formal rating agency, the Group allocates internal credit ratings and default rates taking into account forward looking information, based on the debtors profile and financial status. Loss given default (LGD) is based on the Basel model. World-wide, and especially in South Africa, economies have faced a series of global and local disruptions, including price volatility, elevated energy costs, high inflation, higher cost of debt, etc. As a result the Group applied the Board of Governors of the Federal Reserve System’s formula to derive a downturn LGD to be used for 2023 and 2022, namely 50% for unsecured financial assets and 40% for secured financial assets. Credit enhancement is only taken into account if it is integral to the asset. Trade receivables expected credit loss is calculated over lifetime. Other financial assets expected credit loss is measured over 12 months when the credit risk is low and over lifetime where the credit risk has increased significantly. The Group considers credit risk to have increased significantly when the customer’s credit rating has been downgraded to a lower grade (e.g. A grade to B grade). The Group considers customers to be in default when the receivable is more than 30 days overdue or the customer has failed to honour a repayment arrangement.

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No single customer represents more than 10% of the Group’s total turnover or more than 10% of total trade receivables for the years ended 30 June 2023, 2022 and 2021. Approximately 49% (2022 — 48%; 2021 — 42%) of the Group’s total turnover is generated from sales within South Africa, while about 19% (2022 — 21%; 2021 — 24%) relates to European sales and 16% (2022 — 16%; 2021 — 18%) relates to sales within the US. The concentration of credit risk within geographic regions is largely aligned with the geographic regions in which the turnover was earned.

Detail of allowances for credit losses:

					12-month
	Lifetime ECL				ECL
					No
	Significant				significant
	increase in	Simplified			increase in
	credit risk	approach			credit risk	Total
	since initial	for trade	Credit-	Total lifetime	since initial	expected
	recognition	receivables	impaired	ECL	recognition	credit loss
	Rm	Rm	Rm	Rm	Rm	Rm
2023
Long-term receivables	—	—	49	49	62	111
Trade receivables	—	34	227	261	—	261
Other receivables	102	—	385	487	4	491
	102	34	661	797	66	863

					12-month
	Lifetime ECL				ECL
					No
	Significant				significant
	increase in	Simplified			increase in
	credit risk	approach			credit risk	Total
	since initial	for trade	Credit-	Total lifetime	since initial	expected
	recognition	receivables	impaired	ECL	recognition	credit loss
	Rm	Rm	Rm	Rm	Rm	Rm
2022
Long-term receivables	—	—	41	41	44	85
Trade receivables	—	30	101	131	—	131
Other receivables	1	—	272	273	58	331
	1	30	414	445	102	547

The ECL relating to trade and other receivables increased despite decreases in their respective carrying amounts mainly due to allowances against specific defaulting customers.

Overview of the credit risk profile of financial assets measured at amortised cost is as follows:

	2023			2022
	Low risk	Medium risk	High risk	Low risk	Medium risk	High risk
			CCC+ and			CCC+ and
	AAA to A-	BBB+ to B-	below	AAA to A-	BBB+ to B-	below
	%	%	%	%	%	%
Long-term receivables	29	59	12	51	43	6
Trade receivables	77	18	5	73	24	3
Other receivables	82	15	3	83	15	2
Cash and cash equivalents*	20	78	2	18	81	1
*	Includes long-term restricted cash.

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Liquidity risk

Liquidity risk is the risk that an entity in the Group will be unable to meet its obligations as they become due.

The global economic landscape remains volatile, including fluctuating oil and petrochemical prices, an unstable product demand environment and inflationary pressure. In South Africa, the underperformance of state-owned enterprises and socio-economic challenges continues to impact volumes, margins and resultant profitability.

How we manage the risk

The Group manages liquidity risk by effectively managing its working capital, capital expenditure and cash flows, making use of a central treasury function to manage pooled business unit cash investments and borrowing requirements. Currently the Group is maintaining a positive liquidity position, conserving the Group’s cash resources through continued focus on working capital improvement, cost savings and capital reprioritisation.

The Group meets its financing requirements through a mixture of cash generated from its operations and, short and long-term borrowings and strives to maintain adequate banking facilities and reserve borrowing capacities. Adequate banking facilities and reserve borrowing capacities are maintained. The Group has refinanced its existing banking facilities, due to mature in calendar year 2024, into a new banking facility totaling nearly USD3 billion comprising of a revolving credit facility and term loan facility, both with a five-year maturity and with two extension options of one year each. Refer to note 14. The Group is in compliance with all of the financial covenants per its loan agreements, none of which are expected to present a material restriction on funding or its investment policy in the near future.

Protection of downside risk for the balance sheet was a key priority for the Group during volatile times, resulting in the execution of our hedging programme to address oil price, ethane price and currency exposure.

The net debt to EBITDA (bank definition) at 30 June 2023 was 1,2 times (2022 – 0,8 times), significantly below the covenant threshold level of 3 times.

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Our exposure to and assessment of the risk

The maturity profile of the undiscounted contractual cash flows of financial instruments at 30 June were as follows:

		Carrying	Contractual	Within one	One to	Three to	More than
		amount	cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm	Rm
2023
Financial assets
Non-derivative instruments
Long-term receivables	18	2 803	3 105	—	1 119	273	1 713
Trade and other receivables	23	30 915	30 915	30 915	—	—	—
Cash and cash equivalents	26	53 926	53 926	53 926	—	—	—
Investments through other comprehensive income		713	713	713	—	—	—
Investments through profit or loss		1 237	1 237	1 237	—	—	—
Long-term restricted cash		1 447	1 447	—	—	—	1 447
		91 041	91 343	86 791	1 119	273	3 160
Derivative instruments
Forward exchange contracts		133	17 866	17 866	—	—	—
Crude oil put options		253	253	253	—	—	—
Foreign exchange zero cost collars		76	76	76	—	—	—
Other commodity derivatives		10	10	10	—	—	—
Oxygen supply contract embedded derivative		516	891	69	138	138	546
		92 029	110 439	105 065	1 257	411	3 706
Financial liabilities
Non-derivative instruments
Long-term debt**	14	(124 068)	(160 266)	(36 198)	(13 241)	(56 442)	(54 385)
Lease liabilities	15	(16 297)	(34 111)	(3 261)	(5 364)	(3 559)	(21 927)
Short-term debt	16	(79)	(79)	(79)	—	—	—
Trade and other payables	24	(35 118)	(35 118)	(35 118)	—	—	—
Bank overdraft	26	(159)	(159)	(159)	—	—	—
		(175 721)	(229 733)	(74 815)	(18 605)	(60 001)	(76 312)
Derivative instruments
Forward exchange contracts		(353)	(18 086)	(18 086)	—	—	—
Foreign exchange zero cost collars		(579)	(579)	(579)	—	—	—
Ethane swap options		(158)	(158)	(158)	—	—	—
Crude oil futures		(12)	(12)	(12)	—	—	—
Oxygen supply contract embedded derivative		(993)	(3 606)	(64)	(109)	(101)	(3 332)
		(177 816)	(252 174)	(93 714)	(18 714)	(60 102)	(79 644)
*	Contractual cash flows include interest payments.

**

The repayment of the notional amount of the convertible bonds is included in the one to three years category, in line with the contractual maturity date. The convertible bonds are convertible into ordinary shares of Sasol at the election of the holders if the Sasol share price appreciates above a specified conversion price. Refer to note 14 for more information.

The impact of the refinancing activities can be seen in the significant increase in contractual payments due beyond three years.

Current financial assets are sufficient to cover financial liabilities for the next year. The shortfall beyond one year will be funded through cash generated from operations, utilisation of available facilities and the refinancing of existing debt.

110 Sasol Annual Financial Statements 2023

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		Carrying	Contractual	Within one	One to	Three to	More than
		amount	cash flows*	year	three years	five years	five years
	Note	Rm	Rm	Rm	Rm	Rm	Rm
2022
Financial assets
Non-derivative instruments
Long-term receivables	18	3 023	3 316	—	1 447	777	1 092
Trade and other receivables	23	38 936	38 936	38 936	—	—	—
Cash and cash equivalents	26	43 140	43 140	43 140	—	—	—
Investments through other comprehensive income		493	493	493	—	—	—
Long-term restricted cash		1 531	1 531	—	—	—	1 531
		87 123	87 416	82 569	1 447	777	2 623
Derivative instruments
Forward exchange contracts		68	9 005	9 005	—	—	—
Crude oil futures		25	25	25	—	—	—
Foreign exchange zero cost collars		76	76	76	—	—	—
Crude oil zero cost collars		17	17	17	—	—	—
Other commodity derivatives		61	61	61	—	—	—
Oxygen supply contract embedded derivative		621	1 236	69	135	142	890
		87 991	97 836	91 822	1 582	919	3 513
Financial liabilities
Non-derivative instruments
Long-term debt	14	(104 834)	(123 107)	(25 980)	(51 730)	(14 527)	(30 870)
Lease liabilities**	15	(16 034)	(31 386)	(2 941)	(4 778)	(3 550)	(20 117)
Short-term debt	16	(82)	(82)	(82)	—	—	—
Trade and other payables	24	(39 873)	(39 873)	(39 873)	—	—	—
Bank overdraft	26	(173)	(173)	(173)	—	—	—
		(160 996)	(194 621)	(69 049)	(56 508)	(18 077)	(50 987)
Derivative instruments
Forward exchange contracts		(50)	(8 986)	(8 986)	—	—	—
Foreign exchange zero cost collars		(454)	(454)	(454)	—	—	—
Crude oil zero cost collar		(6 176)	(6 176)	(6 176)	—	—	—
Coal swap options		(112)	(112)	(112)	—	—	—
Oxygen supply contract embedded derivative		(282)	(1 850)	(6)	—	—	(1 844)
Other commodity derivatives		(53)	(53)	(53)	—	—	—
		(168 123)	(212 252)	(84 836)	(56 508)	(18 077)	(52 831)
*	Contractual cash flows include interest payments.
**

During the year a misstatement was identified in the calculation of the contractual cash flows in relation to certain lease liabilities. Contractual cash flows presented as R27 107 million have been revised by R4 279 million to R31 386 million for 2022. The maturity profile was also adjusted accordingly.

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Market risk

Market risk is the risk arising from possible market price movements and their impact on the future cash flows of the business. The market price movements that the Group is exposed to:

Foreign currency risk

Foreign currency risk is a risk that earnings and cash flows will be affected due to changes in exchange rates.

How we manage the risk

The Audit Committee sets broad guidelines in terms of tenor and hedge cover ratios specifically to assess future currency exposure, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed from time to time. This hedging strategy enables us to better predict cash flows and thus manage our liquidity and key financial metrics more effectively. Foreign currency risks are managed through the Group’s hedging policy and financing policies and the selective use of various derivatives.

Our exposure to and assessment of the risk

The Group’s transactions are predominantly entered into in the respective functional currency of the individual operations. The construction of the LCCP has largely been financed through funds obtained in US dollar, with a small portion of funds obtained from Rand sources. A large portion of our turnover and capital investments are significantly impacted by the rand/US$ and rand/EUR exchange rates. Some of our fuel products are governed by the BFP, of which a significant variable is the rand/US$ exchange rate. Our export chemical products are mostly commodity products whose prices are largely based on global commodity and benchmark prices quoted in US dollars and consequently are exposed to exchange rate fluctuations that have an impact on cash flows. These operations are exposed to foreign currency risk in connection with contracted payments in currencies not in their individual functional currency. The most significant exposure for the Group exists in relation to the US dollar and the Euro. The translation of foreign operations to the presentation currency of the Group is not taken into account when considering foreign currency risk.

Zero-cost collars

In line with the risk mitigation strategy, the Group hedges a significant portion of its estimated foreign currency exposure in respect of forecast sales and purchases over the following 12 months. The Group mainly uses zero-cost collars to hedge its currency risk, most with a maturity of less than one year from the reporting date.

Forward exchange contracts

Forward exchange contracts (FECs) are utilised throughout the Group to hedge the risk of currency depreciation on committed and highly probable forecast transactions. Transactions hedged with FECs include capital and goods purchases (imports) and sales (exports).

Refer to the summary of our derivatives below.

112 Sasol Annual Financial Statements 2023

37	Financial risk management and financial instruments continued

37.2Financial risk management continued

The following significant exchange rates were applied during the year:

	Average rate		Closing rate
	2023	2022	2023	2022
	Rand	Rand	Rand	Rand
Rand/Euro	18,62	17,15	20,55	17,07
Rand/US$	17,77	15,21	18,83	16,28

The table below shows the significant currency exposure where entities within the Group have monetary assets or liabilities that are not in their functional currency, have exposure to the US dollar or the Euro. The amounts have been presented in rand by converting the foreign currency amount at the closing rate at the reporting date.

	2023		2022
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Long-term receivables	—	339	—	336
Trade and other receivables[1]	544	3 520	739	4 961
Cash and cash equivalents[1]	2 835	1 872	2 158	3 359
Net exposure on assets	3 379	5 731	2 897	8 656
Trade and other payables[2]	(302)	(2 129)	(166)	(4 552)
Net exposure on liabilities	(302)	(2 129)	(166)	(4 552)
Exposure on external balances	3 077	3 602	2 731	4 104
Net exposure on balances between Group companies	(2 323)	8 484	1 981	8 286
Total net exposure	754	12 086	4 712	12 390
1	The US$ amounts in 2022 related to proceeds generated through exports from South Africa.
2	The above-average US$ amount in 2022 was due to purchases of crude oil at higher prices which normalised in the current year.

Sensitivity analysis

The following sensitivity analysis is provided to show the foreign currency exposure of the individual entities at the end of the reporting period. This analysis is prepared based on the statement of financial position balances that exist at year-end, for which there is currency risk, before consideration of currency derivatives, which exist at that point in time. The effect on equity is calculated as the effect on profit and loss. The effect of translation of results into presentation currency of the Group is excluded from the information provided.

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A 10% weakening in the Group’s significant exposure to the foreign currency at 30 June would have increased either the equity or the profit by the amounts below, before the effect of tax. This analysis assumes that all other variables, in particular, interest rates, remain constant, and has been performed on the same basis for 2022.

	2023		2022
	Euro	US dollar	Euro	US dollar
	Rm	Rm	Rm	Rm
Equity	75	1 209	325	1 239
Income statement	75	1 209	325	1 239

A 10% movement in the opposite direction in the Group’s exposure to foreign currency would have an equal and opposite effect to the amounts disclosed above.

Interest rate risk

Interest rate risk is the risk that the value of short-term investments and financial activities will change as a result of fluctuations in the interest rates.

Fluctuations in interest rates impact on the value of short-term investments and financing activities, giving rise to interest rate risk. The Group has significant exposure to interest rate risk due to the volatility in South African, European and US interest rates.

How we manage the risk

Our debt is comprised of different instrument notes, which by their nature either bear interest at a floating or a fixed rate. We monitor the ratio of floating and fixed interest in our loan portfolio and manage this ratio, by electing to incur either bank loans, bearing a floating interest rate, or bonds, which bear a fixed interest rate. We may also use interest rate swaps, where appropriate, to convert some of our debt into either floating or fixed rate debt to manage the composition of our portfolio. There were no open interest rate swaps at 30 June 2023 and consequently no hedge accounting was applied in the current year.

In respect of financial assets, the Group’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in short-term investments (less than one year) in order to maintain liquidity, while achieving a satisfactory return for shareholders.

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Our exposure to and assessment of the risk

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments, including the effect of the interest rate swap was:

Carrying value
	2023	2022
	Rm	Rm
Variable rate instruments
Financial assets	50 123	40 250
Financial liabilities	(20 911)	(26 094)
	29 212	14 156
Fixed rate instruments
Financial assets	7 005	7 121
Financial liabilities*	(103 317)	(78 913)
	(96 312)	(71 792)
Interest profile (variable: fixed rate as a percentage of total financial assets)	88:12	85:15
Interest profile (variable: fixed rate as a percentage of total financial liabilities)	17:83	25:75
*	The increase in fixed exposure is due to the issuance of additional fixed-rate debt in the current period.

Cash flow sensitivity for variable rate instruments

Financial instruments affected by interest rate risk include borrowings, deposits, trade receivables and trade payables. A change of 1% in the prevailing interest rate in a particular currency at the reporting date would have increased/(decreased) earnings by the amounts shown below before the effect of tax. The sensitivity analysis has been prepared on the basis that all other variables, in particular foreign currency rates, remain constant and has been performed on the same basis for 2022. Interest is recognised in the income statement using the effective interest rate method.

	Income statement — 1% increase
			United States
	South Africa	Europe	of America	Other
	Rm	Rm	Rm	Rm
30 June 2023	300	28	(63)	26
30 June 2022	257	22	(153)	16

A 1% decrease in interest rates would have an equal and opposite effect to the amounts disclosed above.

The Group had exposure to the variable US dollar London Interbank Overnight Rate (LIBOR) through the USD term loan and revolving credit facilities. In the prior period, the Group has entered into USD interest rate swaps to convert a portion of the Group’s exposure to the variable LIBOR to a fixed rate. The swaps were designated as hedging instruments in a cash flow hedge.

115 Sasol Annual Financial Statements 2023

37.	Financial risk management and financial instruments continued

37.2Financial risk management continued

Effective 15 March 2022, the term loan and revolving credit facilities as well as two of the swaps were transitioned to the Secured Overnight Financing Rate (SOFR). The transition also entailed the addition of a fixed credit adjustment spread to the SOFR and new fallback clauses. The fixed credit adjustment spread is based on the rate published by Bloomberg Index Services Limited following the Financial Conduct Authority’s Cessation Announcement on 5 March 2021. The Group qualified for and has applied the reliefs provided by IBOR reform Phase 2 that allowed the Group’s hedging relationships to continue. For the remaining swaps, the Phase 1 amendments allowed hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform.

Throughout 2022, the Group has continued to make significant progress in repaying variable USD debt, to the extent that the forecasted future interest payments over the remaining term of the interest rate swap are largely no longer probable. Hedge accounting was discontinued prospectively from 30 April 2022 and the remaining balance of R1,1 billion in the hedge reserve was reclassified to profit as a derivative gain included in other operating expenses.

The Group’s remaining exposure to IBORs relate mainly to loans denominated in JIBAR. Refer to note 1.

Commodity price risk

Commodity price risk is the risk of fluctuations in our earnings as a result of fluctuation in the price of commodities.

How we manage the risk

The Group makes use of derivative instruments, including options and commodity swaps as a means of mitigating price movements and timing risks on crude oil purchases and sales and ethane purchases and export coal sales. The Group entered into hedging contracts which provide downside protection against decreases in commodity prices. Refer to the summary of our derivatives below.

Our exposure to and assessment of the risk

A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Market prices for crude oil fluctuate because they are subject to international supply and demand and political factors. Our exposure to the crude oil price centres primarily around the selling price of the fuel marketed by our Energy business which is governed by the Basic Fuel Price (BFP) formula, the crude oil related raw materials used in our Natref refinery and certain of our offshore operations including where chemical prices are linked to the crude oil price. Key factors in the BFP are the Mediterranean and Singapore or Mediterranean and Arab Gulf product prices for petrol and diesel, respectively.

Dated Brent crude oil prices applied during the year:

	Dated Brent Crude
	2023	2022
	US$	US$
High	124,79	137,64
Average	87,34	92,06
Low	71,70	66,17

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Summary of our derivatives

In the normal course of business, the Group enters into various derivative transactions to mitigate our exposure to foreign exchange rates, interest rates and commodity prices. Derivative instruments used by the Group in hedging activities include swaps, options, forwards and other similar types of instruments.

	Financial	Financial	Financial	Financial
	asset	liability	asset	liability	Income statement gain/(loss)
	2023	2023	2022	2022	2023	2022	2021
	Rm	Rm	Rm	Rm	Rm	Rm	Rm
Commodity and currency derivatives
Interest rate swap options	—	—	—	—	—	1 029	(37)
Crude oil put options	253	—	—	—	(507)	—	(1 545)
Crude oil zero cost collars	—	—	17	(6 176)	3 953	(11 349)	(1 871)
Crude oil swap options	—	—	—	—	—	(5 140)	(1 267)
Crude oil futures	—	(12)	25	—	401	(1 049)	(774)
Ethane swap options	—	(158)	—	—	(272)	279	680
Coal swap options	—	—	—	(112)	1 099	691	—
Other commodity derivatives	10	—	61	(53)	180	(593)	—
Forward exchange contracts	133	(353)	68	(50)	(1 339)	(677)	1 011
Foreign exchange zero cost collars	76	(579)	76	(454)	(301)	(1 580)	4 027
Embedded derivatives
Convertible bond embedded derivative	—	(1 302)	—	—	867	—	—
Oxygen supply contract embedded derivatives*	516	(993)	621	(282)	(794)	64	2 058
Non-derivative financial instruments
Investments at fair value through profit or loss**	1 237	—	—	—	—	—	—
	2 225	(3 397)	868	(7 127)	3 287	(18 325)	2 282
*	Relates to a US dollar derivative that is embedded in long-term oxygen supply contracts to our SO.

**	Fair value gains and losses are presented in other operating income and expenses, separately from derivative gains and losses.

		Contract/Notional amount*					Average price**
		Open	Settled	Open	Settled		Floor	Cap	Floor	Cap
		2023	2023	2022	2022		2023	2023	2022	2022
		Million	Million	Million	Million
Fair value hedges
Crude oil put options purchased***	barrels	16,3	—	—	10,0	US$/bbl	49,4	—	—	—
Crude oil put options sold	barrels	—	—	—	10,0	US$/bbl	—	—	—	—
Crude oil zero cost collars	barrels	—	29,0	29,0	24,0	US$/bbl	—	—	63,3	96,6
Crude oil swap options	barrels	—	—	—	18,0	US$/bbl	—		—
Crude oil futures	US$	2	21	1	29	US$/bbl	75,0		109,9
Ethane swap options	barrels	3,6	1,3	—	4,0	US$ c/gal	30,1	—	—	—
Coal swaps	ton	—	0,9	0,4	1,0	US$/ton	—	—	293,7	—
Forward exchange contracts	US$	836	—	334	—	R/US$	18,61		16,24
Forward exchange contracts	EUR	30	—	70	—	US$/EUR	1,10		1,07
Foreign exchange zero cost collars	US$	2 760	4 400	4 400	3 900	R/US$	16,72	20,71	15,04	18,06

*       The notional amount is the sum of the absolute value of all contracts for both derivative assets and liabilities.

**     For open positions.

***   Total premium paid for contracts entered into in the year US$42,0 million (2022: US$nil million).

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37.2	Financial risk management continued

Accounting policies:

Derivative financial instruments and hedging activities

The Group is exposed to market risks from changes in interest rates, foreign exchange rates and commodity prices. The Group uses derivative instruments to hedge its exposure to these risks. Additionally, there are embedded derivatives that have been bifurcated in certain of the Group’s long-term supply agreements and borrowings.

All derivative financial instruments are initially recognised at fair value and are subsequently stated at fair value at the reporting date. Attributable transaction costs are recognised in the income statement when incurred. Resulting gains or losses on derivative instruments, excluding designated and effective hedging instruments, are recognised in the income statement.

To the extent that a derivative instrument has a maturity period of longer than one year, the fair value of these instruments will be reflected as a non-current asset or liability.

Contracts to buy or sell non-financial items (e.g. gas or electricity) that were entered into and continue to be held for the purpose of the receipt of the non‑financial items in accordance with the Group’s expected purchase or usage requirements are not accounted for as derivative financial instruments. Purchase commitments relating to these contracts are disclosed in note 3.

Hedge accounting

The Group continues to apply the hedge accounting requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Where a derivative instrument is designated as a cash flow hedge of an asset, liability or highly probable forecast transaction that could affect the income statement, the effective part of any gain or loss arising on the derivative instrument is recognised as other comprehensive income and is classified as a cash flow hedge accounting reserve until the underlying transaction occurs. The ineffective part of any gain or loss is recognised in the income statement. If the hedging instrument no longer meets the criteria for cash flow hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

If the forecast transaction results in the recognition of a non-financial asset or non-financial liability, the associated gain or loss is transferred from the cash flow hedge accounting reserve, as other comprehensive income, to the underlying asset or liability on the transaction date. If the forecast transaction is no longer expected to occur, then the cumulative balance in other comprehensive income is recognised immediately in the income statement as reclassification adjustments. Other cash flow hedge gains or losses are recognised in the income statement at the same time as the hedged transaction occurs.

Economic hedges

When derivative instruments, including forward exchange contracts, are entered into as fair value hedges, no hedge accounting is applied. All gains and losses on fair value hedges are recognised in the income statement.

118 Sasol Annual Financial Statements 2023